

06017051

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Riverstone Resources

*CURRENT ADDRESS #906 - 595 Howe St.
Vancouver, B.C. V6C 2T5

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35016 FISCAL YEAR

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DAT :

RIVERSTONE RESOURCES INC.

#906-595 Howe Street,
Vancouver, B.C. V6C 2T5
Tel: 604-801-6075
Fax: 604-801-5020

INTERIM FINANCIAL STATEMENTS

31 JANUARY 2005

Unaudited

MANAGEMENT COMMENT

These interim financial statements of Riverstone Resources Inc. for the three months ended 31 January 2005 have been prepared by management and have not been subject to review by the Company's auditors.

Riverstone Resources Inc.

Statement 1

Interim Balance Sheets

Canadian Funds
Unaudited

ASSETS		As at 31 January 2005		As at 31 October 2004
Current				
Cash and term deposits	$	**348,385**	$	885,334
GST receivable		**36,153**		27,509
Prepaid expenses		**36,572**		11,993
		421,110		924,836
Resource Property Costs – *Schedule (Note 4)*		**1,987,757**		1,525,274
	$	**2,408,867**	$	2,450,110

LIABILITIES				
Current				
Accounts payable and accrued liabilities				
- trade	$	**310,685**	$	309,318
- related parties		**11,503**		-
		322,188		309,318

Continued Operations *(Note 1)*
Commitments *(Note 8)*

SHAREHOLDERS' EQUITY				
Share Capital *(Note 5a)*		**3,319,498**		3,291,998
Contributed Surplus *(Note 5b)*		**479,075**		441,521
Deficit - *Statement 2*		**(1,711,894)**		(1,592,727)
		2,086,679		2,140,792
	$	**2,408,867**	$	2,450,110

ON BEHALF OF THE BOARD:

"Michael D. McInnis"
____________________, Director

"James Robertson"
____________________, Director

- See Accompanying Notes -

Riverstone Resources Inc.

Statement 2

Interim Statements of Loss and Deficit

For the Three Months Ended 31 January

Canadian Funds

Unaudited

		2005		2004
Indirect and Administrative				
Administration and management fees	**$**	**31,500**	$	7,500
Consulting fees		**9,655**		-
Foreign exchange loss (gain)		**2,227**		(1,832)
General exploration		**335**		-
Office and general		**2,520**		1,218
Professional		**16,369**		34,109
Rent and office services		**12,000**		-
Shareholder information		**4,309**		3,851
Stock-based compensation *(Note 5f)*		**34,308**		288,978
Stock exchange and filing fees		**1,498**		14,659
Transfer agent		**1,692**		4,162
Travel and promotion		**4,500**		-
		120,913		352,645
Loss for the Period Before the Under-noted				
Interest income		**(1,746)**		(5,148)
Loss for the Period		**119,167**		347,497
Deficit - beginning of period		**1,592,727**		975,898
Deficit - End of Period	**$**	**1,711,894**	$	1,323,395
Loss Per Share – Basic and Diluted	**$**	**0.01**	$	0.04
Weighted-Average Number of Shares Outstanding		**10,705,144**		8,216,740

- See Accompanying Notes -

Riverstone Resources Inc. Statement 3

Interim Statements of Cash Flows

For the Three Months Ended 31 January

Canadian Funds

Unaudited

Cash Resources Provided By (Used In)		2005		2004
Operating Activities				
Loss for the period	$	**(119,167)**	$	(347,497)
Item not affecting cash				
Stock-based compensation		**34,308**		288,978
		(84,859)		(58,519)
Net change in non-cash working capital				
GST receivable		**(8,644)**		(4,964)
Prepaid expenses		**(24,579)**		(54,603)
Accounts payable and accrued liabilities				
- trade		**1,367**		26,751
- related		**11,503**		(214)
		(105,212)		(91,549)
Investing Activities				
Resource property costs		**(431,737)**		(105,126)
Financing Activities				
Shares issued for cash		**-**		2,114,601
Net Increase (Decrease) in Cash		**(536,949)**		1,917,926
Cash position - beginning of period		**885,334**		155,979
Cash Position - End of Period	$	**348,385**	$	2,073,905

Supplemental Schedule of Non-Cash Investing and Financing Transactions				
Shares issued for resource property	$	**27,500**	$	**27,500**
Shares issued for finder's fee	$	**-**	$	**13,750**
Stock-based compensation recorded for resource properties	$	**3,246**	$	**-**
Stock-based compensation – contributed surplus	$	**37,554**	$	**288,978**

- See Accompanying Notes -

Riverstone Resources Inc.

Schedule

Interim Schedules of Resource Property Costs

For the Three Months Ended 31 January

Canadian Funds

Unaudited

	2005	2004
Direct – Mineral		
Rambo Property, Burkina Faso, West Africa		
Acquisition and option payments	$ 89,090	$ 94,017
Assay and geochemical	27	-
Camp and general	25,916	3,580
Consulting	1,500	-
Drilling	-	19,348
Geological	23,327	23,685
Local labour	10,852	-
Project management	4,135	-
Report preparation	583	2,717
Stock-based compensation *(Note 5f)*	3,246	-
Transportation	852	3,029
	159,528	146,376
Liquidi Malguem Property, Burkina Faso, West Africa		
Acquisition and option payments	54,116	-
Assay and geochemical	76,369	-
Camp and general	34,655	-
Consulting	4,496	-
Geological	39,040	-
Local labour	10,826	-
Project management	4,915	-
Report preparation	196	-
Transportation	2,192	-
	226,805	-
Solna Property, Burkina Faso, West Africa		
Assay and geochemical	8,641	-
Camp and general	16,782	-
Consulting	2,436	-
Geological	22,396	-
Lease, licenses and taxes	2,414	-
Local labour	10,826	-
Project management	3,332	-
Report preparation	133	-
Transportation	912	-
	67,872	-
Other Properties, West Africa		
Camp and general	801	-
Geological	1,925	-
Lease, licenses and taxes	5,552	-
	8,278	-
Costs for the Period	462,483	146,376
Balance - beginning of period	1,525,274	29,790
Balance - End of Period	$ 1,987,757	$ 176,166

- See Accompanying Notes -

Riverstone Resources Inc.

Notes to Interim Financial Statements

31 January 2005
Canadian Funds
Unaudited

---

1. Continued Operations

These financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

The Company has no source of revenue, and has significant cash requirements to meet its administrative overhead and maintain its mineral interests. The ability to continue as a going concern is dependent on its ability to generate profitable operations in the future and/or obtain additional financing. While the Company has been successful in the past at raising funds, there can be no assurance that it will be able to do so in the future.

If the going concern assumption were not appropriate for these financial statements then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

---

2. Significant Accounting Policies and Basis of Presentation

These unaudited interim financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. However, they do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the Company's audited financial statements including the notes thereto for the year ended 31 October 2004. All financial information presented herein is unaudited.

Certain of the comparative figures have been reclassified to conform to the current period's presentation.

---

3. Financial Instruments

The fair value of the Company's cash and term deposits, GST receivable, and accounts payable is estimated to approximate their carrying values. It is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments.

---

4. Mineral Properties

a) Rambo Property, Burkina Faso, West Africa

The Company has signed an agreement to acquire a 100% interest in the Rambo property located in Burkina Faso, West Africa. The property is subject to a 3% net smelter return royalty and a standard government 10% carried production interest. At its option, the Company may acquire its interest by completing cash payments and share issuances to the optionors and minimum exploration expenditures as follows:

	Cash Payment U.S. Funds	Shares	Exploration Expenditures U.S. Funds
Upon signing of the formal agreement	$ 5,000	-	$ -
Upon regulatory approval	35,000	50,000	-
On or before 15 December 2004	50,000	50,000	150,000
On or before 15 December 2005	50,000	50,000	150,000
On or before 15 December 2006	50,000	50,000	200,000
On or before 15 December 2007	50,000	50,000	-
	$ 240,000	250,000	$ 500,000

The Company has made all cash payments and share issuances as required to 31 December 2004. In addition, the Company has satisfied all exploration expenditure requirements under the agreement. As part of the acquisition, the company issued 25,000 shares as a finder's fee.

b) Liquidi Malguem Property, Burkina Faso, West Africa

During the period, the Company signed an agreement to acquire an 80% interest in the Liquidi Malguem property located in Burkina Faso, West Africa. At its option, the Company may earn its interest by completing cash payments to the optionors and approximate minimum exploration expenditures as follows:

	Cash Payment U.S. Funds	Exploration Expenditures U.S. Funds
Upon signing of the agreement *(paid)*	$ 45,000	$ -
On or before 31 December 2004 *(completed)*	-	85,000
On or before 1 November 2005	20,000	-
On or before 31 December 2005	-	125,000
On or before 1 November 2006	30,000	-
	$ 95,000	$ 210,000

Upon earning its interest, the Company and the optionor will form a joint venture, which will include standard dilution clauses. If either party is reduced to a 10% interest, the interest will revert to a 2% net smelter return royalty. The property is subject to a standard government 10% carried production interest.

Riverstone Resources Inc.

Notes to Interim Financial Statements

31 January 2005

Canadian Funds

Unaudited

4. Mineral Properties *- continued*

c) Solna Property, Burkina Faso, West Africa

During the period, the Company acquired a government exploration permit granting the Company a 100% interest in the Solna property located in Burkina Faso, West Africa.

d) Details of cumulative expenditures are as follows:

	Acquisition	Exploration	31 January 2005	31 October 2004
Rambo, West Africa	$ 185,123	$ 1,493,450	**$ 1,678,573**	$ 1,519,045
Liquidi Malguem, West Africa	55,333	172,689	**228,022**	1,217
Solna, West Africa	-	72,884	**72,884**	5,012
Other properties, West Africa	-	8,278	**8,278**	-
	$ 240,456	$ 1,747,301	**$ 1,987,757**	$ 1,525,274

5. Share Capital

The authorized share capital of the company consists of 100,000,000 common shares without par value.

a) Share issuance details are as follows:

	31 January 2005		31 October 2004	
	Shares	**Amount**	Shares	Amount
Balance - beginning of period	**10,679,601**	**$ 3,291,998**	6,445,001	$ 1,096,247
Private placement	**-**	**-**	4,000,000	2,200,000
Share issuance costs	**-**	**-**		(85,399)
Shares issued for property *(Note 4a)*	**50,000**	**27,500**	50,000	27,500
Shares issued for finder's fee *(Note 4a)*	**-**	**-**	25,000	13,750
Shares issued on exercise of Warrants	**-**	**-**	159,600	39,900
Balance - end of period	**10,729,601**	**$ 3,319,498**	10,679,601	$ 3,291,998

b) Contributed Surplus

Details are as follows:

	31 January 2005	31 October 2004
Balance - beginning of period	**$ 441,521**	$ 7,839
Stock-based compensation *(Note 5f)*	**37,554**	433,682
Balance - end of period	**$ 479,075**	$ 441,521

5. Share Capital - *continued*

c) As at 31 January 2005, there were 462,263 (2004 – 616,350) shares held in escrow, which are being released over time according to TSX Venture Exchange policy.

d) As at 31 January 2005, the Company had share purchase warrants outstanding entitling the holder to purchase the following:

Shares	Exercise Price	Expiry Date
2,000,000	$ 0.12	31 July 2005
300,000	$ 0.15	15 August 2005
205,850	$ 0.75	23 June 2005
2,505,850		

e) As at 31 January 2005, the Company had stock options outstanding as follows:

Grant Date	Number	Exercise Price	Expiry Date
19 August 2003	610,000	$ 0.14	19 August 2008
12 January 2004	440,000	$ 1.10	12 January 2009
5 May 2004	805,000	$ 0.38	5 May 2009
1 September 2004	100,000	$ 0.32	1 September 2009
	1,955,000		

The outstanding options have a weighted-average exercise price of $0.46 and a weighted-average remaining life of 3.99 years. As at 31 January 2005, 1,490,000 of these options had vested.

f) **Stock-Based Compensation**

For the periods ended 31 January, the Company issued stock options to its directors, officers and employees and estimated stock-based compensation as follows:

		2005		2004
Total options granted		-		440,000
Average exercise price	$	-	$	1.10
Estimated fair value of compensation	$	-	$	288,978
Estimated fair value per option	$	-	$	0.66

5. Share Capital - *continued*

f) Stock-Based Compensation- *continued*

The fair value of the stock-based compensation to be recognized in the accounts has been estimated using the Black-Scholes Option-Pricing Model with the following weighted-average assumptions:

	2005	2004
Risk-free interest rate	-	3.80%
Expected dividend yield	-	0.00%
Expected stock price volatility	-	74.85%
Expected option life in years	-	5.00

The company has recorded stock-based compensation for the options that vested during the period as follows:

	2005	2004
Number of options vested in period	**113,125**	440,000
Stock-based compensation expense	**$ 34,308**	$ 288,978
Capitalized to mineral properties	**3,246**	-
Total compensation recognized for the period	**37,554**	288,978
Transfer to share capital – options exercised	**-**	-
Net addition to contributed surplus for the period	**$ 37,554**	$ 288,978

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimated, and therefore it is management's view that the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock option grants.

6. Related Party Transactions

Related party transactions not disclosed elsewhere in these financial statements are as follows:

a) Administration and management fees paid to directors and companies controlled by directors - $31,500 (2004 - $7,500);

b) Rent and office services fees paid to a company with directors in common - $12,000 (2004 - $Nil);

c) Graphic design and drafting fees paid to parties related to directors $2,750 (2004 - $Nil).

7. Income Taxes

a) The Company has incurred losses for income tax purposes of approximately $592,000 that may be used to reduce future taxable income. The income tax benefits, if any, of these losses have not been recorded in these financial statements and expire as follows:

Year of Expiry		Amount
2005	$	11,000
2006		11,000
2007		13,000
2008		94,000
2009		118,000
2010		116,000
2011		229,000
	$	592,000

b) The Company has approximately $1,913,000 of resource related expenditures that may be carried forward indefinitely and used to reduce prescribed taxable income in future years. The potential future tax benefits of these expenditures have not been recognized in the accounts of the Company.

8. Commitments

The Company has management services agreements with two of its directors that call for an aggregate of $8,000 per month. The contracts are for rolling two-year terms that renew automatically each year, unless otherwise terminated or altered by mutual consent. Should the Company terminate these contracts without cause, it would become liable for the total amounts payable under the contracts for the remaining terms.

9. Segmented Information

The company currently operates in only one segment, that being the mining exploration industry. Details of the segmented operations are reflected only in the balance sheet.

	31 January 2005		
	Canada	Burkina Faso	Total
Assets	$ 421,110	$ 1,987,757	$ 2,408,867

	31 October 2004		
	Canada	Burkina Faso	Total
Assets	$ 924,836	$ 1,525,274	$ 2,450,110

10. Subsequent Events

Subsequent to 31 January 2005, the company received cash proceeds of $161,370 upon the exercise of 1,326,000 warrants.

RIVERSTONE RESOURCES INC.
Report to Shareholders and
Management Discussion and Analysis
Of the Financial Position and Results of Operations
For the First Quarter Ended January 31, 2005

March 30, 2005

TO OUR SHAREHOLDERS:

This Management's Discussion and Analysis ("MD&A") supplements, but does not form part of, the unaudited financial statements of the Company and the notes thereto for the three months ended January 31, 2005. Consequently, the following discussion and analysis of the financial condition and results of operations for Riverstone Resources Inc. ("Riverstone" or the "Company"), should be read in conjunction with the January 31, 2005 unaudited financial statements and the audited annual financial statements for the year ended October 31, 2004 and related notes therein, which have been prepared in accordance with Canadian generally accepted accounting principles, consistently applied.

Discussion of the Company, its operations and associated risks is further described in the Company's Annual Information Form and other filings, available for viewing at www.sedar.com. A Copy of this MD&A will be provided to any applicant upon request.

FORWARD-LOOKING STATEMENTS

Certain statements contained in the following MD&A and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below. Aside from factors identified in the annual MD&A, additional important factors, if any, are identified here.

GENERAL

Riverstone is a mineral exploration company that has interests in various mineral claims in Burkina Faso, West Africa. Two of the Company's properties are subject to option agreements and net smelter return royalties, while other claims are held in the form of government permits. All of the properties are subject to a standard Government 10% carried production interest. All property transactions have been conducted on an arm's length basis between the Company and the vendors.

The Rambo, Liquidi Malguem, and Solna gold properties are the primary exploration properties held by the Company. However, the Company is actively seeking additional properties for acquisition and exploration and development – see *Mineral Exploration.*

SIGNIFICANT EVENTS AND TRANSACTIONS

During the quarter, the Company entered into an option agreement to acquire an 80% interest in the Liguidi Malguem mineral claims located in Burkina Faso. This agreement calls for cash payments to the optionor totalling US$95,000 and requires the Company to incur exploration expenditures of approximately US$210,000 by December 31, 2005. Upon earning its interest, the Company will form a joint venture with the optionor.

During the quarter, the Company also acquired a government exploration permit granting the Company a 100% interest in the Solna property located in Burkina Faso, West Africa.

MINERAL EXPLORATION

The Rambo permit is located in the north-eastern part of Burkina Faso and is contiguous with St. Jude's Goulagou project. The permit comprises 150 square kilometres in area and covers six artisanal workings. During 2004, the Company undertook drilling programs which identified a generally east-west trending, south dipping shear zone about 18 metres in width and a gold bearing mineralised shoot within the structure. The Company drilled a total of 16 reverse circulation holes and 9 diamond drill holes and defined a gold-bearing zone with a strike length of approximately 150 metres, an average width of approximately 11 metres that has been traced by drilling to a depth of 120 metres and is open at depth.

Significant results from the 2004 programs were as follows:

Hole Number	From (metres)	To (metres)	Interval (metres)	Gold (grams/tonne)
Core holes:				
RADD-04-01	109.85	112.90	3.05	2.60
RADD-04-03	217.97	221.0	3.03	2.70
RADD-04-07	174.02	175.92	1.90	7.87
and	183.72	186.55	2.83	5.26
RADD-04-08	103.69	122.30	18.61	3.41
Including	116.50	122.30	5.80	8.22
RADD-04-09	32.90	38.95	6.05	2.96
RC holes				
RA-04-01	48.0	64.5	16.5	4.5
RA-04-02	63.0	84.0	21.0	1.2
RA-04-04	63.0	70.5	7.5	4.2
RA-04-05	87.0	99.0	12.0	7.0
RA-04-07	73.3	79.5	6.0	16.4
RA-04-08	46.5	48.0	1.5	7.1

Work on the Rambo property during the first quarter of 2005 included assessment of results and planning for the 2005 drilling campaign. No physical work was undertaken on the Rambo property.

During the first quarter of fiscal 2005, the Company entered into an agreement to acquire an interest in the Liguidi Malguem mineral claims in Burkina Faso. To date, the Company has completed a geochemical soil survey and surface work on the property. Within this area are several anomalous zones where soil gold values are generally over 50 ppb and as high as 2,600 ppb. The largest of these covers an area approximately 4 km in length and up to 2 km in width. Several other anomalous zones are at least 1 km long and up to 1 km in width. Assay results are available for 79 rock samples taken in the larger grid area; of these, 26 samples showed higher values of between 100 ppb and 500 ppb and a further 8 samples assayed between 1.3 g/t (0.04 oz/ton gold) and 12.0 g/t (0.35 oz/ton gold). Three specific target areas were identified; the Three Hills zone near the centre of the permit, the Wayalguin zone to the north-east and the Dassoui zone to the south-west. The existence of artisanal gold workings is widespread in the area. Further work, including drilling, is planned during 2005.

During the first quarter of 2005, the Company also acquired exploration licences on the Solna property through the government application process. The Solna permit covers 160 square kilometres and is located in eastern Burkina Faso. Gold mineralization within the permit area is hosted in a zone of numerous quartz and quartz-tourmaline veins cutting foliated and sheared rocks of the Sebba greenstone belt, which is part of the lower Proterozoic Birimian greenstone sequence that hosts most of the major

gold deposits in West Africa. Out of 53 rock samples collected during a reconnaissance program, 18 showed values over 1.0 gram gold/tonne ("g/t") and 14 samples showed gold values over 2.9 g/t. The gold values ranged from 1.4 g/t to 8.4 g/t and averaged 3.9 g/t. The Company has initiated an initial exploration program of mapping and rock and soil sampling which has confirmed the anomalous gold areas. Further work is planned for 2005.

No work has been undertaken to date on the Yaramoko permit area which is located in southwest Burkina Faso on the Houndé greenstone belt where Orezone Resources is exploring its Bondi and other properties and has reported encouraging results nor on the Kao permit area which is contiguous with Rambo. Work is planned for the 2005 field season.

RESULTS OF OPERATIONS

The loss for the quarter was $119,167, which compares to a loss of $347,497 for the same quarter of the previous year. Significant items comprising the current quarter loss include $31,500 for administration and management fees, $16,369 for professional fees, $9,655 for consulting fees, $12,000 for rent and office services and $34,308 for stock-based compensation. Cash flows used in operations for the quarter, before changes in non-cash working capital items, totalled $84,859 compared to cash of $58,519 used in operations in the 2003 quarter.

Compared to the quarter of the prior year, general and administrative costs increased; however, there was a large decrease in stock-based compensation ($34,308 in 2005 compared to $288,978 in 2004) relating to the granting of stock options, as the Company adopted vesting provisions for options granted in the latter part of fiscal 2004. Administration, management and consulting fees increased due to the increased level of exploration activity and work required to comply with regulatory matters. In addition, office rent and services increased as the Company moved its offices to a new location where it now receives office support services. Travel and promotion costs increased over the prior year's quarter due to the Company hiring an investor relations manager.

The Company incurred total resource property costs of $462,483 during the quarter as a result of exploration work completed primarily on the Rambo, Liquidi Malguem, and Solna properties. This compares to $146,376 incurred in the same quarter of the prior year, when the Company was in the early stages of exploring only its Rambo property. Current costs included $143,206 for acquisition costs, $85,037 for assaying charges, and $84,763 for surface geological work including trenching and geochemical surveys. Camp and general costs, including local labour costs, totalled $109,857. Stock-based compensation relating to stock options granted to field personnel totalling $3,246 was recorded in the quarter. Total costs for the year also include $8,278 incurred on reconnaissance and data collection on other prospective properties in the West Africa region. Acquisition costs include a cash payment of US$50,000 and the issuance of 50,000 shares under the Rambo agreement, and a cash payment of US$45,000 under the Liquidi Malguem agreement.

SUMMARY OF QUARTERLY RESULTS

Financial Data for the Last Eight Quarters

Three Months Ended	Jan-05	Oct-04	Jul-04	Apr-04	Jan-04	Oct-03	Jul-03	Apr-03
Total Revenues	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil
Loss before extraordinary items	$119,167	$73,383	$165,486	$30,463	$347,497	$45,220	$14,389	$4,988
Loss for the period	$119,167	$73,383	$165,486	$30,463	$347,497	$45,220	$14,389	$4,988
Loss per share	$0.01	$0.01	$0.02	$0.00	$0.04	$0.01	$0.00	$0.00

The more recent quarterly losses reflect a higher level of exploration and administrative activity as the Company was relatively inactive for most of the 2003 fiscal year.

The only item that produced significant inconsistencies among the quarters reported above was stock-based compensation. The Q1 2004 loss is higher than all other quarters due to the recognition of $288,978 in stock-based compensation relating to 440,000 shares that were granted in that quarter.

These options vested immediately, therefore, the entire expense was recognized in the first quarter. Subsequent grants of stock options in Q3 2004 (805,000 options) and Q4 2004 (100,000 options) were subject to vesting provisions, therefore, the expense in subsequent quarters was significantly less than that recognized in Q1 2004. In addition, the fourth quarter loss in 2004 was reduced by an adjustment that capitalized $75,239 of stock-based compensation, which related to field personnel, to the Rambo property. There were no options granted in Q1 2005. Cash flows used in operations, before changes in non-cash working capital items, were fairly consistent over the four quarters of 2004 and the first quarter of 2005, reflecting a slight upward trend due to the increasing activity of the Company.

FINANCIAL POSITION AND LIQUIDITY

Riverstone has no history of profitable operations and its mineral projects are at an early stage. Therefore, it is subject to many risks common to comparable companies, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources as well as a lack of revenues.

At the end of the quarter under review, the Company had working capital of $98,922 compared to $2,049,354 at the end of the previous year's quarter and $615,518 as at October 31, 2004. The reduction during the quarter primarily reflects the use of working capital for mineral exploration expenditures on the Burkina Faso properties, together with indirect and administrative costs – see *Results of Operations.* There were no cash receipts during the quarter for the issuance of share capital.

CAPITAL RESOURCES AND COMMITMENTS

The Company has cash payment, share issuance and mineral expenditure requirements under its Rambo property agreement. Terms of the agreement include cash payments totalling US$240,000 (US$90,000 paid) and the issue to the vendors of a total of 250,000 common shares (100,000 issued) of the Company over a period of four years, with a work commitment totalling US$500,000 over a period of three years. The Company has satisfied the entire exploration expense requirement on the property.

The Company has cash payment and mineral expenditure requirements under its Liguidi Malguem property agreement. This agreement calls for cash payments to the optionor of US$95,000 (US$45,000 paid) and requires the Company to incur exploration expenditures of approximately US$210,000 (approximately US$138,000 incurred) by December 31, 2005.

The Company has business services agreements, with two of its directors, which call for monthly payments of $4,000 each with a term of two years, renewable upon mutual consent. The Company also has a month-to-month agreement, with a company related by certain directors it has in common, for office rent and administrative support services. The Company pays $4,000 per month and the agreement can be cancelled at any time.

The Company has insufficient funds to complete the terms of its property agreements and meet its overhead requirements for the ensuing year. It will be necessary for the Company to arrange for additional financing during the coming year to meet all of its planned exploration expenditures and overhead requirements.

Management believes it will be able to raise equity capital as required in the long term, but recognizes the risks attached thereto. Historically the capital requirements of the Company have been met by equity subscriptions. Although the Company has been successful in the past in obtaining financing, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing may be favourable.

OFF-BALANCE SHEET ARRANGEMENTS

The Company had no off-balance sheet arrangements as at January 31 2005 or as at the date hereof.

RELATED PARTY TRANSACTIONS

Transactions with related parties are disclosed in the financial statements and include administration and management fees for the year of $31,500 (2004 - $7,500), and rent and office services of $12,000 (2004 - $Nil) paid to a company with which the company shares directors in common. The increase in the value of related party transactions over the prior period is due to the fact that the Company relies on its directors and officers to provide much of the Company's professional and administrative support; therefore, with the significant increase in the activity of the Company during the year, such related party transactions have increased accordingly.

CHANGES IN ACCOUNTING POLICIES

There were no changes in accounting policies in the quarter under review.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and term deposits, GST receivable and accounts payable. Term deposits earn interest at market rates. The Company maintains most of its cash in Canadian dollars; however, from time to time a small amount of cash is maintained in foreign currencies and is therefore subject to changes in fair value due to fluctuations in exchange rates. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

Consistent with other companies in the mineral exploration industry, the Company has no source of operating revenue. The Company's January 31, 2005 unaudited financial statements provide a breakdown of the general and administrative expenses for the year under review (Statement 2) and an analysis of the capitalized and expensed exploration and development costs incurred on its mineral properties (Schedule and Note 4d).

OUTSTANDING SHARES

As at January 31, 2005, the Company had 10,729,601 (diluted – 15,190,451) common shares issued and outstanding versus 10,679,601 (diluted – 15,140,451) at October 31, 2004. The increase in the quarter is due to the issuance of 50,000 shares under the Rambo option agreement – see *Capital Resources and Commitments*.

Issued and diluted shares outstanding as at the date hereof are 12,055,601 and 15,190,451 respectively. The increase from January 31, 2005 reflects the subsequent issuance of 1,326,000 shares upon the exercise of outstanding share purchase warrants – see *Subsequent Events*.

INVESTOR RELATIONS ACTIVITIES

With respect to public relations, the Company's policy is to provide information from its corporate offices to investors and brokers directly.

MANAGEMENT

Riverstone is very dependent upon the personal efforts and commitments of its existing management. To the extent that management's services would be unavailable for any reason, a disruption to the operations of Riverstone could result, and other persons would be required to manage and operate the Company.

SUBSEQUENT EVENTS

Subsequent to January 31, 2005, the Company issued 1,326,000 shares from treasury upon the exercise of warrants for cash proceeds of $161,370.

RISK FACTORS

Companies operating in the mining industry face many and varied kinds of risks. While risk management cannot eliminate the impact of all potential risks, the Company strives to manage such risks to the extent possible and practical. Following are the risk factors most applicable to the Company:

Exploring and developing mineral resource projects bears a high potential for all manner of risks. Additionally, few exploration projects successfully achieve development due to factors that cannot be predicted or foreseen. Moreover, even one such factor may result in the economic viability of a project being detrimentally impacted such that it is neither feasible nor practical to proceed. The Company closely monitors its activities and those factors that could impact them, and employs experienced consulting, engineering, insurance and legal advisors to assist in its risk management reviews.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

At present the principal activity of the Company is the exploration and development of gold resource properties. The feasible development of such properties is highly dependent upon the price of gold. A sustained and substantial decline in commodity gold prices could result in the write-down, termination of exploration and development work or loss of its interests in identified resource properties. Although such prices cannot be forecasted with certainty, the Company carefully monitors factors that could affect gold commodity prices in order to assess the feasibility of its resource projects.

Exploration and development projects are subject to the environmental laws and regulations of the country within which the Company is conducting its operations. As such laws are subject to change, the Company carefully monitors proposed and potential changes, and ensures that it is and will be in strict compliance.

Various non-governmental organizations dedicated to environmental protection monitor, amongst others, the mining industry. These organizations have in the past commenced actions with the regulatory agencies or the courts to prevent or delay mining activities.

APPROVAL

The Board of Directors of the Company has approved the disclosure contained in this Interim Management Discussion and Analysis.

Respectfully submitted
On Behalf of the Board of Directors

"Michael D. McInnis"

Michael D. McInnis, P. Eng.
President

RIVERSTONE RESOURCES INC.

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Michael D. McInnis, President and Chief Executive Officer of Riverstone Resources Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Riverstone Resources Inc., (the Issuer) for the interim period ending January 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date: March 31, 2005

"Michael D. McInnis"

Michael D. McInnis
President and Chief Executive Officer

RIVERSTONE RESOURCES INC.

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Kerry Spong, Chief Financial Officer of Riverstone Resources Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Riverstone Resources Inc., (the Issuer) for the interim period ending January 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date: March 31, 2005

"Kerry Spong"

Kerry Spong
Chief Financial Officer

RECEIVED
2006 SEP -7 P 3:43
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RIVERSTONE RESOURCES INC.

#906-595 Howe Street,
Vancouver, B.C. V6C 2T5
Tel: 604-801-6075
Fax: 604-801-5020

INTERIM FINANCIAL STATEMENTS

30 April 2005

Unaudited

MANAGEMENT COMMENT

These interim financial statements of Riverstone Resources Inc. for the six months ended 30 April 2005 have been prepared by management and have not been subject to review by the Company's auditors.

Riverstone Resources Inc.

Statement 1

Interim Balance Sheets

Canadian Funds
Unaudited

ASSETS		As at 30 April 2005		As at 31 October 2004
Current				
Cash and term deposits	$	**131,163**	$	885,334
GST receivable		**19,390**		27,509
Prepaid expenses		**21,099**		11,993
		171,652		924,836
Resource Property Costs – *Schedule (Note 4)*		**2,444,279**		1,525,274
	$	**2,615,931**	$	2,450,110

LIABILITIES				
Current				
Accounts payable and accrued liabilities				
- trade	$	**367,350**	$	309,318
- related parties		**19,945**		-
		387,295		309,318

Continued Operations *(Note 1)*
Commitments *(Note 8)*

SHAREHOLDERS' EQUITY				
Share Capital *(Note 5a)*		**3,550,648**		3,291,998
Contributed Surplus *(Note 5b)*		**562,228**		441,521
Deficit - *Statement 2*		**(1,884,240)**		(1,592,727)
		2,228,636		2,140,792
	$	**2,615,931**	$	2,450,110

ON BEHALF OF THE BOARD:
"Michael D. McInnis"
____________________, Director
"James Robertson"
____________________, Director

- See Accompanying Notes -

Riverstone Resources Inc. Statement 2

Interim Statements of Loss and Deficit

Canadian Funds
Unaudited

	For the Three Months Ended 30 April		For the Six Months Ended 30 April	
	2005	2004	**2005**	2004
Indirect and Administrative				
Administration and management	**$ 31,500**	$ 7,500	**$ 63,000**	$ 15,000
Consulting	**8,469**	11,000	**18,124**	11,000
Foreign exchange loss (gain)	**(507)**	-	**1,720**	(1,832)
General exploration	**-**	-	**335**	-
Office and general	**9,017**	2,096	**11,537**	3,314
Professional	**19,023**	8,656	**35,392**	42,765
Rent and office services	**12,000**	-	**24,000**	-
Shareholder information	**4,293**	(514)	**8,602**	3,337
Stock-based compensation *(Note 5f)*	**72,621**	-	**106,929**	288,978
Stock exchange and filing fees	**5,194**	9,643	**6,692**	24,302
Transfer agent	**2,704**	752	**4,396**	4,914
Travel and promotion	**8,931**	1,202	**13,431**	1,202
Loss Before the Under-noted	**173,245**	40,335	**294,158**	392,980
Interest income	**(899)**	(9,872)	**(2,645)**	(15,020)
Loss for the Period	**172,346**	30,463	**291,513**	377,960
Deficit - beginning of period	**1,711,894**	1,323,395	**1,592,727**	975,878
Deficit – End of Period	**$ 1,884,240**	$ 1,353,858	**$ 1,884,240**	$ 1,353,858
Loss Per Share - Basic and Diluted	**$ 0.01**	$ 0.00	**$ 0.03**	$ 0.04
Weighted-Average Shares Outstanding	**11,830,382**	9,357,458	**11,248,203**	9,356,577

- See Accompanying Notes -

Riverstone Resources Inc.

Statement 3

Interim Statements of Cash Flows

Canadian Funds
Unaudited

Cash Resources Provided By (Used In)	For the Three Months Ended 30 April 2005	For the Three Months Ended 30 April 2004	For the Six Months Ended 30 April 2005	For the Six Months Ended 30 April 2004
Operating Activities				
Loss for the period	**$ (172,346)**	$ (30,463)	**$ (291,513)**	$ (377,960)
Item not affecting cash				
Stock-based compensation	**72,621**	-	**106,929**	288,978
	(99,725)	(30,463)	**(184,584)**	(88,982)
Net change in non-cash working capital				
GST receivable	**16,763**	8,446	**8,119**	3,482
Prepaid expenses	**15,473**	(10,514)	**(9,106)**	(65,117)
Accounts payable and accrued liabilities				
- trade	**56,665**	96,229	**58,032**	122,980
- related	**8,442**	22,161	**19,945**	21,947
	(2,382)	85,859	**(107,594)**	(5,690)
Investing Activities				
Resource property costs	**(445,990)**	(327,764)	**(877,727)**	(432,890)
Financing Activities				
Shares issued for cash	**231,150**	14,700	**231,150**	2,129,301
Net Increase (Decrease) in Cash	**(217,222)**	(227,205)	**(754,171)**	1,690,721
Cash position - beginning of period	**348,385**	2,073,905	**885,334**	155,979
Cash Position - End of Period	**$ 131,163**	$ 1,846,700	**$ 131,163**	$ 1,846,700

Schedule of Non-Cash Investing and Financing Transactions				
Shares issued for resource properties	**$ -**	$ -	**$ 27,500**	$ 27,500
Shares issued for finder's fee	**$ -**	$ -	**$ -**	$ 13,750
Stock-based compensation – contributed surplus	**$ 72,621**	$ -	**$ 106,929**	$ 288,978
Stock-based compensation recorded for resource properties	**$ 10,532**	$ -	**$ 13,778**	$ -

- See Accompanying Notes -

Riverstone Resources Inc.

Schedule

Interim Schedules of Resource Property Costs

Canadian Funds

Unaudited

	For the Three Months Ended 30 April		For the Six Months Ended 30 April	
	2005	2004	**2005**	2004
Direct – Mineral				
Burkina Faso, West Africa				
Rambo Property				
Acquisition and option payments *(Note 4a)*	**$ -**	$ -	**$ 89,090**	$ 94,017
Camp and general	**53,362**	27,608	**79,278**	31,188
Consulting	**937**	-	**2,437**	-
Drilling	**1,214**	117,664	**1,214**	137,012
Geochemical and assay	**-**	56,323	**27**	56,323
Geological	**14,951**	79,766	**38,278**	103,451
Lease, licenses and taxes	**-**	2,016	**-**	2,016
Local labour	**(735)**	12,368	**10,117**	12,368
Project management	**879**	-	**5,014**	-
Report preparation	**556**	1,920	**1,139**	4,637
Stock-based compensation *(Note 5f)*	**10,532**	-	**13,778**	-
Transportation	**5,705**	30,099	**6,557**	33,128
	87,401	327,764	**246,929**	474,140
Liquidi Malguem Property				
Acquisition and option payments *(Note 4b)*	**12,663**	-	**66,779**	-
Camp and general	**103,155**	-	**137,810**	-
Consulting	**3,469**	-	**7,965**	-
Geochemical and assay	**40,228**	-	**116,597**	-
Geological	**51,432**	-	**90,472**	-
Lease, licenses and taxes	**1,398**	-	**1,398**	-
Local labour	**14,788**	-	**25,614**	-
Project management	**2,669**	-	**7,584**	-
Report preparation	**84**	-	**280**	-
Transportation	**21,102**	-	**23,294**	-
	250,988	-	**477,793**	-
Solna Property				
Camp and general	**43,789**	-	**60,571**	-
Consulting	**3,281**	-	**5,717**	-
Geochemical and assay	**9,331**	-	**17,972**	-
Geological	**31,378**	-	**53,774**	-
Lease, licenses and taxes	**-**	-	**2,414**	-
Local labour	**8,233**	-	**19,059**	-
Project management	**1,735**	-	**5,067**	-
Report preparation	**-**	-	**133**	-
Transportation	**18,309**	-	**19,221**	-
	116,056	-	**183,928**	-
Balances Carried Forward	**$ 454,445**	$ 327,764	**$ 908,650**	$ 474,140

- See Accompanying Notes -

Riverstone Resources Inc.

Schedule (Cont'd)

Interim Schedules of Resource Property Costs

Canadian Funds
Unaudited

	For the Three Months Ended 30 April		For the Six Months Ended 30 April	
	2005	2004	**2005**	2004
Balances Brought Forward	**$ 454,445**	$ 327,764	**$ 908,650**	$ 474,140
Direct – Mineral				
Burkina Faso, West Africa				
Other Properties				
Camp and general	**1,796**	-	**2,597**	-
Geochemical and assay	**41**	-	**41**	-
Geological	**240**	-	**2,165**	-
Lease, licenses and taxes	**-**	-	**5,552**	-
	2,077	-	**10,355**	-
Costs for the Period	**456,522**	327,764	**919,005**	474,140
Balance - beginning of period	**1,987,757**	176,166	**1,525,274**	29,790
Balance - End of Period	**$ 2,444,279**	$ 503,930	**$ 2,444,279**	$ 503,930

- See Accompanying Notes -

---

1. Continued Operations

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

The Company has no source of revenue, and has significant cash requirements to meet its administrative overhead and maintain its mineral interests. The ability to continue as a going concern is dependent upon its ability to generate profitable operations in the future and/or obtain additional financing. While the Company has been successful in the past at raising funds, there can be no assurance that it will be able to do so in the future.

If the going concern assumption were not appropriate for these financial statements then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

---

2. Significant Accounting Policies and Basis of Presentation

These unaudited interim financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. However, they do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the Company's audited financial statements including the notes thereto for the year ended 31 October 2004. All financial information presented herein is unaudited.

Certain of the comparative figures have been reclassified to conform to the current period's presentation.

---

3. Financial Instruments

The fair value of the Company's cash and term deposits, GST receivable, and accounts payable is estimated to approximate their carrying value. The Company maintains only small balances of cash in foreign currencies, which it uses to fund its foreign projects. It is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments.

---

4. Resource Properties

a) Rambo Property, Burkina Faso, West Africa

The Company has signed an agreement to acquire a 100% interest in the Rambo property located in Burkina Faso, West Africa. The property is subject to a 3% net smelter return royalty and a standard government 10% carried production interest. At its option, the Company may acquire its interest by completing cash payments and share issuances to the optionors and minimum exploration expenditures as follows:

	Cash Payment U.S. Funds	Shares	Exploration Expenditures U.S. Funds
Upon signing of the formal agreement	$ 5,000	-	$ -
Upon regulatory approval	35,000	50,000	-
On or before 15 December 2004	50,000	50,000	150,000
On or before 15 December 2005	50,000	50,000	150,000
On or before 15 December 2006	50,000	50,000	200,000
On or before 15 December 2007	50,000	50,000	-
	$ 240,000	250,000	$ 500,000

The Company has made all cash payments and share issuances as required to 31 December 2004. In addition, the Company has satisfied all exploration expenditure requirements under the agreement. As part of the acquisition, the company issued 25,000 shares as a finder's fee.

b) Liquidi Malguem Property, Burkina Faso, West Africa

During the period, the Company signed an agreement to acquire an 80% interest in the Liquidi Malguem property located in Burkina Faso, West Africa. At its option, the Company may earn its interest by completing cash payments to the optionors and approximate minimum exploration expenditures as follows:

	Cash Payment U.S. Funds	Exploration Expenditures U.S. Funds
Upon signing of the agreement *(paid)*	$ 45,000	$ -
On or before 31 December 2004 *(completed)*	-	85,000
On or before 1 November 2005 *($10,000 paid)*	20,000	-
On or before 31 December 2005	-	125,000
On or before 1 November 2006	30,000	-
	$ 95,000	$ 210,000

Upon earning its interest, the Company and the optionor will form a joint venture, which will include standard dilution clauses. If either party is reduced to a 10% interest, the interest will revert to a 2% net smelter return royalty. The property is subject to a standard government 10% carried production interest.

4. Resource Properties - *continued*

c) Solna Property, Burkina Faso, West Africa

During the period, the Company acquired a government exploration permit granting the Company a 100% interest in the Solna property located in Burkina Faso, West Africa. The property is subject to a standard government 10% carried production interest.

d) Details of cumulative expenditures are as follows:

	Acquisition	Exploration	**30 April 2005**	31 October 2004
Rambo	$ 185,123	$ 1,580,851	**$ 1,765,974**	$ 1,519,045
Liquidi Malguem	67,996	411,014	**479,010**	1,217
Solna	-	188,940	**188,940**	5,012
Other properties	-	10,355	**10,355**	-
	$ 253,119	$ 2,191,160	**$ 2,444,279**	$ 1,525,274

5. Share Capital

During the period, the Company passed a special resolution to increase its authorized share capital from 100,000,000 common shares without par value to an unlimited number of common shares without par value.

a) Share issuance details are as follows:

	30 April 2005		31 October 2004	
	Shares	**Amount**	Shares	Amount
Balance - beginning of period	**10,679,601**	**$ 3,291,998**	6,445,001	$ 1,096,247
Private placement	**-**	**-**	4,000,000	2,200,000
Share issuance costs	**-**	**-**		(85,399)
Shares issued for property *(Note 4a)*	**50,000**	**27,500**	50,000	27,500
Shares issued for finder's fee *(Note 4a)*	**-**	**-**	25,000	13,750
Shares issued on exercise of options	**105,000**	**14,700**		
Shares issued on exercise of warrants	**1,747,500**	**216,450**	159,600	39,900
Balance - end of period	**12,582,101**	**$ 3,550,648**	10,679,601	$ 3,291,998

b) Contributed Surplus

Details are as follows:

	30 April 2005	31 October 2004
Balance - beginning of period	**$ 441,521**	$ 7,839
Stock-based compensation *(Note 5f)*	**120,707**	433,682
Balance - end of period	**$ 562,228**	$ 441,521

5. Share Capital - *continued*

c) As at 30 April 2005, there were 369,811 (2004 – 616,350) shares held in escrow, which are being released over time according to TSX Venture Exchange policy.

d) As at 30 April 2005, the Company had share purchase warrants outstanding entitling the holder to purchase the following:

Shares	Exercise Price	Expiry Date
477,500	$ 0.12	31 July 2005
75,000	$ 0.15	15 August 2005
205,850	$ 0.75	23 June 2005
758,350		

e) As at 30 April 2005, the Company had stock options outstanding as follows:

Grant Date	Number	Exercise Price	Expiry Date
19 August 2003	505,000	$ 0.14	19 August 2008
12 January 2004	440,000	$ 0.40	12 January 2009
5 May 2004	805,000	$ 0.38	5 May 2009
1 September 2004	100,000	$ 0.32	1 September 2009
13 April 2005	180,000	$ 0.40	13 April 2009
	2,030,000		

The outstanding options have a weighted-average exercise price of $0.32 and a weighted-average remaining life of 3.79 years. As at 30 April 2005, 1,648,125 of these options had vested.

f) **Stock-Based Compensation**

For the periods ended 30 April, the Company granted stock options to its directors, officers and employees and estimated stock-based compensation as follows:

		2005		2004
Total options granted		**180,000**		440,000
Average exercise price	**$**	**0.40**	$	1.10
Estimated fair value of compensation	**$**	**49,999**	$	288,978
Estimated fair value per option	**$**	**0.28**	$	0.66

During the period, the Company re-priced 440,000 options from an exercise price of $1.10 per share to an exercise price of $0.40 per share. All other terms of the grant remain unchanged. Incremental stock-based compensation relating to these options has been estimated at $32,058.

5. Share Capital - *continued*

f) Stock-Based Compensation - *continued*

The fair value of the stock-based compensation to be recognized in the accounts has been estimated using the Black-Scholes Option-Pricing Model with the following weighted-average assumptions:

	2005	2004
Risk-free interest rate	3.50%	3.80%
Expected dividend yield	0.00%	0.00%
Expected stock price volatility	95.04%	74.85%
Expected option life in years	4.11	5.00

The Company has recorded stock-based compensation for options that vested during the period as follows:

		2005		2004
Number of options vested in period		711,250		440,000
Stock-based compensation expense	$	106,929	$	288,978
Capitalized to mineral properties		13,778		-
Total compensation recognized for the period		120,707		288,978
Transfer to share capital – options exercised		-		-
Net addition to contributed surplus for the period	$	120,707	$	288,978

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimated, and therefore it is management's view that the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock option grants.

6. Related Party Transactions

Related party transactions not disclosed elsewhere in these financial statements are as follows:

a) Administration and management fees paid to directors and companies controlled by directors - $63,000 (2004 - $15,000);

b) Rent and office services fees paid to a company with directors in common - $24,000 (2004 - $Nil);

c) Graphic design and drafting fees paid to parties related to directors - $3,875 (2004 - $Nil).

7. Income Taxes

a) The Company has incurred losses for income tax purposes of approximately $592,000 that may be used to reduce future taxable income. The income tax benefits, if any, of these losses have not been recorded in these financial statements and expire as follows:

Year of Expiry		Amount
2005	$	11,000
2006		11,000
2007		13,000
2008		94,000
2009		118,000
2010		116,000
2011		229,000
	$	592,000

b) The Company has approximately $1,913,000 of resource related expenditures that may be carried forward indefinitely and used to reduce prescribed taxable income in future years. The potential future tax benefits of these expenditures have not been recognized in the accounts of the Company.

8. Commitments

The Company has management services agreements with two of its directors that call for an aggregate of $8,000 per month. The contracts are for rolling two-year terms that renew automatically each year, unless otherwise terminated or altered by mutual consent. Should the Company terminate these contracts without cause, it would become liable for the total amounts payable under the contracts for the remaining terms.

9. Segmented Information

The Company currently operates in only one segment, that being the mining exploration industry. Details of segmented operations are reflected only in the balance sheet.

	30 April 2005		
	Canada	Burkina Faso	Total
Assets	$ 138,951	$ 2,476,980	$ 2,615,931

	31 October 2004		
	Canada	Burkina Faso	Total
Assets	$ 924,836	$ 1,525,274	$ 2,450,110

10. Subsequent Events

Subsequent to 30 April 2005, the Company:

a) arranged a brokered private placement of up to 4,000,000 units of the Company at a price of \$0.30 per unit for gross proceeds of up to \$1,200,000. Each unit consists of one common share of the Company and one-half of one share purchase warrant. Each whole warrant will entitle the holder to purchase one additional common share of the Company for a price of \$0.36 per share for up to twelve months following the closing of the offering. The agent will receive a cash commission of 6.5% and broker options equal to 8% of the number of units sold. Each broker option will entitle the agent to purchase one unit under the same terms as the offered units for a period of twelve months following completion of the offering.

   The Company closed the first tranche of the private placement and issued 3,356,669 units for gross proceeds of \$1,007,000. The agreement was subsequently terminated;

b) announced a non-brokered private placement of up to 500,000 units of the Company at a price of \$0.30 per unit for gross proceeds of up to \$150,000. Each unit consists of one common share of the Company and one-half of one share purchase warrant. Each whole warrant will entitle the holder to purchase one additional common share of the Company for a price of \$0.36 per share for up to twelve months following the closing of the offering.

RIVERSTONE RESOURCES INC.
Report to Shareholders and Management Discussion and Analysis of the Financial Position and Results of Operations for the Second Quarter Ended April 30, 2005

June 21, 2005

TO OUR SHAREHOLDERS:

This Management's Discussion and Analysis ("MD&A") supplements, but does not form part of, the unaudited financial statements of the Company and the notes thereto for the six months ended April 30, 2005. Consequently, the following discussion and analysis of the financial condition and results of operations for Riverstone Resources Inc. ("Riverstone" or the "Company"), should be read in conjunction with the April 30, 2005 unaudited financial statements and the audited annual financial statements for the year ended October 31, 2004 and related notes therein, which have been prepared in accordance with Canadian generally accepted accounting principles, consistently applied.

Discussion of the Company, its operations and associated risks is further described in the Company's Annual Information Form and other filings, available for viewing at www.sedar.com. A Copy of this MD&A will be provided to any applicant upon request.

FORWARD-LOOKING STATEMENTS

Certain statements contained in the following MD&A and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below. Aside from factors identified in the annual MD&A, additional important factors, if any, are identified here.

GENERAL

Riverstone is a mineral exploration company that has interests in various mineral claims in Burkina Faso, West Africa. Two of the Company's properties are subject to option agreements and net smelter return royalties, while other claims are held in the form of government permits. All of the properties are subject to a standard Government 10% carried production interest. All property transactions have been conducted on an arm's length basis between the Company and the vendors.

The Rambo, Liquidi Malguem, and Solna gold properties are the primary exploration properties held by the Company. However, the Company is actively seeking additional properties for acquisition and exploration and development – see *Mineral Exploration.*

SIGNIFICANT EVENTS AND TRANSACTIONS

During the period, the Company entered into an option agreement to acquire an 80% interest in the Liguidi Malguem mineral claims located in Burkina Faso. This agreement calls for cash payments to the optionor totalling US$95,000 by November 1, 2006 and requires the Company to incur exploration expenditures of approximately US$210,000 by December 31, 2005. Upon earning its interest, the Company will form a joint venture with the optionor.

During the period, the Company also acquired a government exploration permit granting the Company a 100% interest in the Solna property located in Burkina Faso, West Africa.

MINERAL EXPLORATION

The Rambo permit is located in the north-eastern part of Burkina Faso and is contiguous with St. Jude's Goulagou project. The permit comprises 150 square kilometres in area and covers six artisanal workings. The main Rambo artisanal pit consists of a 60 x 40 metre oval pit, which is about 15 metres deep. Diamond drilling by a former operator near the pit returned values including 20.03 g/t gold over 15.79 metres, 4.29 g/t over 18.0 metres and 2.89 g/t over 15.0 metres. The gold mineralization appears to be related to a generally east-west trending, south dipping shear zone about 18 metres in apparent width.

During the first quarter of fiscal 2004, the Company completed a drilling program on the Rambo property. Sixteen reverse circulation holes were drilled to test the east-west trending structural zone that passes through the Rambo pit. Fifteen of the holes encountered gold mineralization; eight holes had minor mineralization while seven of the holes encountered significant gold intercepts. Highlights include 12.0 metres grading 7.0 g/t in Hole RA-04-05, 6.0 metres grading 16.4 g/t in Hole RA-04-07, 7.5 metres grading 4.2 g/t in Hole RA-04-04 and 16.5 metres grading 4.5 g/t in Hole RA-04-01.

Significant intersections are presented in the table below.

HOLE NO.	FROM (metres)	TO (metres)	INTERVAL (metres)	ASSAY (g/t)
RA-04-01	*48.0*	*64.5*	*16.5*	*4.5*
	incl. 60.0	*63.0*	*3.0*	*11.1*
	and 73.5	*75.0*	*1.5*	*13.9*
RA04-02	*63.0*	*84.0*	*21.0*	*1.2*
	and 99.0	*114.0*	*15.0*	*1.0*
RA-04-04	*63.0*	*70.5*	*7.5*	*4.2*
	incl. 67.5	*70.5*	*3.0*	*7.7*
RA-04-05	*87.0*	*99.0*	*12.0*	*7.0*
	incl. 87.0	*93.0*	*6.0*	*13.3*
	and 123.0	*132.0*	*9.0*	*1.7*
RA-04-06	*13.5*	*18.0*	*4.5*	*1.2*
	36.0	*37.5*	*1.5*	*1.0*
RA-04-07	*73.5*	*79.5*	*6.0*	*16.4*
	incl. 73.5	*75.0*	*1.5*	*62.3*
RA-04-08	*46.5*	*48.0*	*1.5*	*7.1*

The sixteen holes were drilled on fences spaced 50 metres apart over a strike length of 350 metres. All of the holes encountered a sulphide-bearing structure characterized by abundant arsenopyrite and pyrite. The structure strikes generally east-west and is open in both directions. Drilling also defined a gold-bearing shoot within the sulphide-bearing structure. The shoot has an approximate strike length of 150 metres, an average width of about 11 metres and has been traced by drilling to a depth of 120 metres. The shoot is open for extension to the east and to depth.

During the fourth quarter of fiscal 2004, the Company commenced a diamond drilling program to further delineate the extent of the gold mineralization. The program was completed and samples were submitted for assay. Results confirmed the continuation of the gold-bearing shoot plunging to the southwest within the steeply dipping mineralized structure. Hole RADD-04-08 intersected the shoot at a vertical depth of approximately 100 metres. Results from the hole showed an intersection of 18.61 metres with a grade of 3.41 grams of gold per tonne, which also included a higher-grade intersection of 5.80 metres of 8.22 grams of gold per tonne. Results from four other holes also confirmed the orientation of the gold-bearing shoot.

The program consisted of nine holes totalling 1,635 metres to test the continuation of a steeply plunging gold-bearing shoot suggested by the earlier drilling. Five of the nine holes intersected the projected shoot; results from these holes and from previously reported reverse circulation drilling holes within the shoot are shown on the table below:

HOLE NO.	FROM (metres)	TO (metres)	INTERVAL (metres)	ASSAY (g/t)
RADD-04-01	*109.85*	*112.90*	*3.05*	*2.60*
RADD-04-03	*217.97*	*221.0*	*3.03*	*2.70*
RADD-04-07	*174.02*	*175.92*	*1.90*	*7.87*
and	*183.72*	*186.55*	*2.83*	*5.26*
RADD-04-08	*103.69*	*122.30*	*18.61*	*3.41*
Including	*116.50*	*122.30*	*5.80*	*8.22*
RADD-04-09	*32.90*	*38.95*	*6.05*	*2.96*

During the first quarter of fiscal 2005, the Company entered into an agreement to acquire an interest in the Liguidi Malguem mineral claims in Burkina Faso. To date, the Company has completed a geochemical soil survey and surface work on the property. Within this area are several anomalous zones where soil gold values are generally over 50 ppb and as high as 2,600 ppb. The largest of these covers an area approximately 4 km in length and up to 2 km in width. Several other anomalous zones are at least 1 km long and up to 1 km in width. Assay results are available for 79 rock samples taken in the larger grid area; of these, 26 samples showed higher values of between 100 ppb and 500 ppb and a further 8 samples assayed between 1.3 g/t (0.04 oz/ton gold) and 12.0 g/t (0.35 oz/ton gold). Three specific target areas were identified; the Three Hills zone near the centre of the permit, the Wayalguin zone to the north-east and the Dassoui zone to the south-west. The existence of artisanal gold workings is widespread in the area. Further work is planned.

RESULTS OF OPERATIONS

The loss for the six-month period was $291,513, which compares to a loss of $377,960 for the same period of the previous year. Significant items comprising the current period loss include $63,000 for administration and management fees, $35,392 for professional fees, $18,124 for consulting fees, $24,000 for rent and office services and $106,929 for stock-based compensation. Cash flows used in operations for the period, before changes in non-cash working capital items, totalled $184,584 compared to cash of $88,982 used in operations in the 2004 period.

Compared to the same period of the prior year, the Company was much more active in its exploration programs, therefore; general and administrative costs increased accordingly. However, there was a large decrease in stock-based compensation ($106,929 in 2005 compared to $288,978 in 2004) relating to the granting of stock options, as the Company adopted vesting provisions for options granted in the latter part of fiscal 2004. Administration, management and consulting fees increased due to the increased level of exploration activity and work required to comply with regulatory matters. In addition, office rent and services increased as the Company moved its offices to a new location where it now receives office support services. Travel and promotion costs increased over the prior year's period due to the Company hiring an investor relations manager.

The Company incurred total resource property costs of $919,005 during the first six months of fiscal 2005 as a result of exploration work completed primarily on the Rambo, Liquidi Malguem, and Solna properties. This compares to $474,140 incurred in the same period of the prior year, when the Company was in the early stages of exploring only its Rambo property. Current costs included $155,869 for acquisition costs, $134,637 for geochemical and assaying charges, and $184,689 for surface geological work including trenching and geochemical surveys. Camp and general costs, including local labour costs, totalled $335,046. Stock-based compensation relating to stock options granted to field personnel totalling $13,778 was recorded in the period. Total costs for the period also include $10,355 incurred on reconnaissance and data collection on other prospective properties in the West Africa region. Current acquisition costs include a cash payment of US$50,000 and the issuance of 50,000 shares under the Rambo agreement, and cash payments of US$55,000 under the Liquidi Malguem agreement.

SUMMARY OF QUARTERLY RESULTS

Financial Data for the Last Eight Quarters

Three Months Ended	Apr-05 Q2 2005	Jan-05 Q1 2005	Oct-04 Q4 2004	Jul-04 Q3 2004	Apr-04 Q2 2004	Jan-04 Q1 2004	Oct-03 Q4 2003	Jul-03 Q3 2003
Total Revenues	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil
Loss before stock-based compensation	$99,725	$84,859	$109,792	$62,858	$30,463	$58,519	$45,220	$14,389
Loss for the period	$172,346	$119,167	$73,383	$165,486	$30,463	$347,497	$45,220	$14,389
Loss per share	$0.01	$0.01	$0.01	$0.02	$0.00	$0.04	$0.01	$0.00

The more recent quarterly losses (before stock-based compensation) reflect a higher level of exploration and administrative activity as the Company was relatively inactive for most of the 2003 fiscal year.

The only item that produced significant inconsistencies among the quarters reported above was stock-based compensation. The Q1 2004 loss is higher than all other quarters due to the recognition of $288,978 in stock-based compensation relating to 440,000 shares that were granted in that quarter. These options vested immediately, therefore, the entire expense was recognized in the first quarter. Subsequent grants of stock options in Q3 2004 (805,000 options) and Q4 2004 (100,000 options) were subject to vesting provisions, therefore, the expense in subsequent quarters was significantly less than that recognized in Q1 2004. In addition, the fourth quarter loss in 2004 was reduced by an adjustment that capitalized $75,239 of stock-based compensation, which related to field personnel, to the Rambo property. There were no options granted in Q1 2005, however, in Q2 2005, the Company granted 180,000 options and re-priced 440,000 options from $1.10 per share to $0.40 per share. Cash flows used in operations, before changes in non-cash working capital items, were fairly consistent over the four quarters of 2004 and the first two quarters of 2005, reflecting a slight upward trend due to the increasing activity of the Company.

FINANCIAL POSITION AND LIQUIDITY

Riverstone has no history of profitable operations and its mineral projects are at an early stage. Therefore, it is subject to many risks common to comparable companies, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources as well as a lack of revenues.

At the end of the period under review, the Company had a working capital deficiency of $215,643 compared to working capital of $1,705,827 at the end of the previous year's period and $615,518 as at October 31, 2004. The reduction during the period primarily reflects the use of working capital for mineral exploration expenditures on the Burkina Faso properties, together with indirect and administrative costs – see *Results of Operations.* During the second quarter of 2005, the Company received cash proceeds of $231,150 upon the exercise of options and warrants – See *Outstanding Shares*. See also *Subsequent Events* for further information.

CAPITAL RESOURCES AND COMMITMENTS

The Company has cash payment, share issuance and mineral expenditure requirements under its Rambo property agreement. Terms of the agreement include cash payments totalling US$240,000 (US$90,000 paid) and the issue to the vendors of a total of 250,000 common shares (100,000 issued) of the Company over a period of four years, with a work commitment totalling US$500,000 over a period of three years. The Company has satisfied the entire exploration expense requirement on the property.

The Company has cash payment and mineral expenditure requirements under its Liguidi Malguem property agreement. This agreement calls for cash payments to the optionor of US$95,000 (US$55,000 paid) and requires the Company to incur exploration expenditures of approximately US$210,000 by December 31, 2005. The Company has satisfied the entire exploration expense requirement on the property.

The Company has business services agreements, with two of its directors, which call for monthly payments of $4,000 each with a term of two years, renewable upon mutual consent. The Company also has a month-to-month agreement, with a company related by certain directors it has in common, for office rent and administrative support services. The Company pays $4,000 per month and the agreement can be cancelled at any time.

At April 30, 2005, the Company had insufficient funds to complete the terms of its property agreements and meet its overhead requirements for the ensuing year. Subsequent to April 30, 2005, the Company arranged additional financing by way of a brokered private placement – See *Subsequent Events*.

Management believes it will be able to raise equity capital as required in the long term, but recognizes the risks attached thereto. Historically the capital requirements of the Company have been met by equity subscriptions. Although the Company has been successful in the past in obtaining financing, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing may be favourable.

OFF-BALANCE SHEET ARRANGEMENTS

The Company had no off-balance sheet arrangements as at April 30, 2005 or as at the date hereof.

RELATED PARTY TRANSACTIONS

Transactions with related parties are disclosed in the financial statements and include administration and management fees for the period of $63,000 (2004 - $15,000) paid to directors, and rent and office services of $24,000 (2004 - $Nil) paid to a company with which the Company shares directors in common. The increase in the value of related party transactions over the prior period is due to the fact that the Company relies on its directors and officers to provide much of the Company's professional and administrative support; therefore, with the significant increase in the activity of the Company during the period, such related party transactions have increased accordingly.

CHANGES IN ACCOUNTING POLICIES

There were no changes in accounting policies in the quarter under review.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and term deposits, GST receivable and accounts payable. Term deposits earn interest at market rates. The Company maintains most of its cash in Canadian dollars; however, from time to time a small amount of cash is maintained in foreign currencies and is therefore subject to changes in fair value due to fluctuations in exchange rates. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

Consistent with other companies in the mineral exploration industry, the Company has no source of operating revenue. The Company's April 30, 2005 unaudited financial statements provide a breakdown of the general and administrative expenses for the year under review (Statement 2) and an analysis of the capitalized and expensed exploration and development costs incurred on its mineral properties (Schedule and Note 4d).

OUTSTANDING SHARES

As at April 30, 2005, the Company had 12,582,101 (diluted – 15,370,451) common shares issued and outstanding versus 10,679,601 (diluted – 15,140,451) at October 31, 2004. The increase in the outstanding shares during the period is due to the issuance of 105,000 shares upon exercise of options (for cash proceeds of $14,700), 1,747,500 shares upon exercise of warrants (for cash proceeds of $216,450), and 50,000 shares under the Rambo option agreement – see *Mineral Exploration*. The increase in the number of diluted shares since October 31, 2004 reflects the granting of 180,000 options during the period.

Issued and diluted shares outstanding as at the date hereof are 15,938,770 and 20,808,257 respectively. The increases from April 30, 2005 reflect the subsequent issuance of 3,356,669 units and a broker's warrant for 268,534 units upon the closing of the brokered private placement – see *Subsequent Events*.

INVESTOR RELATIONS ACTIVITIES

With respect to public relations, the Company's policy is to provide information from its corporate offices to investors and brokers directly.

MANAGEMENT

Riverstone is very dependent upon the personal efforts and commitments of its existing management. To the extent that management's services would be unavailable for any reason, a disruption to the operations of Riverstone could result, and other persons would be required to manage and operate the Company.

SUBSEQUENT EVENTS

Subsequent to the end of the second quarter, he Company arranged a brokered private placement of up to 4,000,000 units of the Company at a price of $0.30 per unit for gross proceeds of up to $1,200,000. Each unit consists of one common share of the Company and one-half of one share purchase warrant. Each whole warrant will entitle the holder to purchase one additional common share of the Company for a price of $0.36 per share for up to twelve months following the closing of the offering. The agent will receive a cash commission of 6.5% and broker options equal to 8% of the number of units sold. Each broker option will entitle the agent to purchase one unit under the same terms as the offered units for a period of twelve months following completion of the offering. To date, the Company has closed the first tranche of the private placement and has issued a broker's compensation warrant for 268,534 units and 3,356,669 units for gross proceeds of $1,007,000.

The Company also announced a non-brokered private placement of up to 500,000 units of the Company at a price of $0.30 per unit for gross proceeds of up to $150,000. Each unit consists of one common share of the Company and one-half of one share purchase warrant. Each whole warrant will entitle the holder to purchase one additional common share of the Company for a price of $0.36 per share for up to twelve months following the closing of the offering.

RISK FACTORS

Companies operating in the mining industry face many and varied kinds of risks. While risk management cannot eliminate the impact of all potential risks, the Company strives to manage such risks to the extent possible and practical. Following are the risk factors most applicable to the Company:

Exploring and developing mineral resource projects bears a high potential for all manner of risks. Additionally, few exploration projects successfully achieve development due to factors that cannot be predicted or foreseen. Moreover, even one such factor may result in the economic viability of a project being detrimentally impacted such that it is neither feasible nor practical to proceed. The Company closely monitors its activities and those factors that could impact them, and employs experienced consulting, engineering, insurance and legal advisors to assist in its risk management reviews.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

At present the principal activity of the Company is the exploration and development of gold resource properties. The feasible development of such properties is highly dependent upon the price of gold. A sustained and substantial decline in commodity gold prices could result in the write-down, termination of exploration and development work or loss of its interests in identified resource properties. Although such prices cannot be forecasted with certainty, the Company carefully monitors factors that could affect gold commodity prices in order to assess the feasibility of its resource projects.

Exploration and development projects are subject to the environmental laws and regulations of the country within which the Company is conducting its operations. As such laws are subject to change, the Company carefully monitors proposed and potential changes, and ensures that it is and will be in strict compliance.

Various non-governmental organizations dedicated to environmental protection monitor, amongst others, the mining industry. These organizations have in the past commenced actions with the regulatory agencies or the courts to prevent or delay mining activities.

APPROVAL

The Board of Directors of the Company has approved the disclosure contained in this Interim Management Discussion and Analysis.

Respectfully submitted
On Behalf of the Board of Directors

"Michael D. McInnis"

Michael D. McInnis, P. Eng.
President

RIVERSTONE RESOURCES INC.

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Michael D. McInnis, President and Chief Executive Officer of Riverstone Resources Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Riverstone Resources Inc., (the Issuer) for the interim period ending April 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date: June 21, 2005

"Michael D. McInnis"

Michael D. McInnis
President and Chief Executive Officer

RIVERSTONE RESOURCES INC.

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Kerry Spong, Chief Financial Officer of Riverstone Resources Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Riverstone Resources Inc., (the Issuer) for the interim period ending April 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date: June 21, 2005

"Kerry Spong"

Kerry Spong
Chief Financial Officer

RIVERSTONE RESOURCES INC.

Suite 906 – 595 Howe Street
Vancouver, BC, V6C 2T5
Tel: 604.801.5020
Fax: 604.801.6075

INTERIM FINANCIAL STATEMENTS

31 July 2005

Unaudited

MANAGEMENT COMMENT

These interim financial statements of Riverstone Resources Inc. for the nine months ended 31 July 2005 have been prepared by management and have not been subject to review by the Company's auditors.

Riverstone Resources Inc.

Statement 1

Interim Balance Sheets

Canadian Funds
Unaudited

ASSETS		As at 31 July 2005		As at 31 October 2004
Current				
Cash and term deposits	$	**390,618**	$	885,334
GST receivable		**29,807**		27,509
Prepaid expenses		**17,824**		11,993
		438,249		924,836
Resource Property Costs – *Schedule (Note 4)*		**3,069,186**		1,525,274
Property, Plant and Equipment *(Note 5)*		**1,728**		-
	$	**3,509,163**	$	2,450,110

LIABILITIES				
Current				
Accounts payable and accrued liabilities				
- trade	$	**272,506**	$	309,318
- related parties		**3,228**		-
		275,734		309,318

SHAREHOLDERS' EQUITY				
Share Capital *(Note 6a)*		**4,649,004**		3,291,998
Contributed Surplus *(Note 6b)*		**606,032**		441,521
Deficit - *Statement 2*		**(2,021,607)**		(1,592,727)
		3,233,429		2,140,792
	$	**3,509,163**	$	2,450,110

ON BEHALF OF THE BOARD:

"Michael D. McInnis"
______________________, Director

"James Robertson"
______________________, Director

- See Accompanying Notes -

Riverstone Resources Inc.

Statement 2

Interim Statements of Loss and Deficit

Canadian Funds
Unaudited

	For the Three Months Ended 31 July		For the Nine Months Ended 31 July	
	2005	2004	**2005**	2004
General and Administrative				
Administration and management fees *(Note 7a)*	**$ 31,500**	$ 21,730	**$ 94,500**	$ 36,730
Amortization	**91**	-	**91**	-
Consulting	**9,780**	13,050	**27,904**	24,050
Foreign exchange loss (gain)	**(403)**	-	**1,317**	(1,832)
General exploration	**-**	-	**335**	-
Office and general	**2,468**	4,105	**14,005**	7,419
Professional	**20,896**	500	**56,288**	43,265
Rent and office services *(Note 7c)*	**12,000**	12,550	**36,000**	12,550
Shareholder information	**1,467**	3,555	**10,069**	6,892
Stock-based compensation *(Note 6f)*	**40,558**	102,628	**147,487**	391,606
Stock exchange and filing fees	**100**	770	**6,792**	25,072
Transfer agent	**1,945**	2,488	**6,341**	7,402
Travel and promotion	**17,685**	8,435	**31,116**	9,637
Loss Before the Under-Noted	**138,087**	169,811	**432,245**	562,791
Interest income	**(720)**	(4,325)	**(3,365)**	(19,345)
Loss for the Period	**137,367**	165,486	**428,880**	543,446
Deficit - beginning of period	**1,884,240**	1,353,858	**1,592,727**	975,898
Deficit – End of Period	**$ 2,021,607**	$ 1,519,344	**$ 2,021,607**	$ 1,519,344
Loss Per Share - Basic and Diluted	**$ 0.01**	$ 0.02	**$ 0.03**	$ 0.06
Weighted-Average Shares Outstanding	**14,695,285**	10,539,601	**12,393,981**	9,750,918

- See Accompanying Notes -

Riverstone Resources Inc. Statement 3

Interim Statements of Cash Flows

Canadian Funds
Unaudited

Cash Resources Provided By (Used In)	For the Three Months Ended 31 July		For the Nine Months Ended 31 July	
	2005	2004	**2005**	2004
Operating Activities				
Loss for the period	**$ (137,367)**	$ (165,486)	**$ (428,880)**	$ (543,446)
Items not affecting cash				
Amortization	**91**	-	**91**	-
Stock-based compensation	**40,558**	102,628	**147,487**	391,606
	(96,718)	(62,858)	**(281,302)**	(151,840)
Net change in non-cash working capital				
GST receivable	**(10,417)**	(9,288)	**(2,298)**	(5,806)
Prepaid expenses	**3,275**	65,117	**(5,831)**	-
Accounts payable and accrued liabilities				
- trade	**(94,844)**	43,364	**(36,812)**	166,344
- related	**(16,717)**	(16,556)	**3,228**	5,391
	(215,421)	19,779	**(323,015)**	14,089
Investing Activities				
Resource property costs	**(621,661)**	(435,578)	**(1,499,388)**	(868,468)
Property, plant and equipment	**(1,819)**	-	**(1,819)**	-
	(623,480)	(435,578)	**(1,501,207)**	(868,468)
Financing Activities				
Shares issued for cash	**1,214,301**	-	**1,445,451**	2,129,301
Share issuance costs	**(115,945)**	-	**(115,945)**	-
	1,098,356	-	**1,329,506**	2,129,301
Net Increase (Decrease) in Cash	**259,455**	(415,799)	**(494,716)**	1,274,922
Cash position - beginning of period	**131,163**	1,846,700	**885,334**	155,979
Cash Position - End of Period	**$ 390,618**	$ 1,430,901	**$ 390,618**	$ 1,430,901

Schedule of Non-Cash Investing and Financing Transactions				
Shares issued for resource property	**$ -**	$ -	**$ 27,500**	$ 27,500
Shares issued for finder's fee	**$ -**	$ -	**$ -**	$ 13,750
Stock-based compensation recorded as resource property cost	**$ 3,246**	$ -	**$ 17,024**	$ -

- See Accompanying Notes -

Riverstone Resources Inc. Schedule

Interim Schedules of Resource Property Costs

Canadian Funds
Unaudited

	For the Three Months Ended 31 July		For the Nine Months Ended 31 July	
	2005	2004	**2005**	2004
Burkina Faso, West Africa				
Rambo Property				
Acquisition and option payments *(Note 4a)*	**$ 69**	$ -	**$ 89,159**	$ 94,017
Camp and general	**12,377**	101,503	**91,655**	132,691
Consulting	**1,874**	5,063	**4,311**	5,063
Drilling	**86,890**	51,000	**88,104**	188,012
Geochemical and assay	**3,173**	56,934	**3,200**	113,257
Geological	**47,683**	107,387	**85,961**	210,838
Lease, licenses and taxes	**1,109**	-	**1,109**	2,016
Local labour	**514**	36,225	**10,631**	48,593
Project management	**3,098**	2,063	**8,112**	2,063
Report preparation	**-**	20,993	**1,139**	25,630
Stock-based compensation *(Note 6f)*	**3,246**	-	**17,024**	-
Transportation	**11,560**	18,171	**18,117**	51,299
	171,593	399,339	**418,522**	873,479
Liquidi Malguem Property				
Acquisition and option payments *(Note 4b)*	**-**	-	**66,779**	-
Camp and general	**41,777**	-	**179,587**	-
Consulting	**3,936**	-	**11,901**	-
Drilling	**62,968**	-	**62,968**	-
Geochemical and assay	**16,294**	-	**132,891**	-
Geological	**33,853**	-	**124,325**	-
Lease, licenses and taxes	**1,663**	-	**3,061**	-
Local labour	**8,962**	-	**34,576**	-
Project management	**6,389**	-	**13,973**	-
Report preparation	**456**	-	**736**	-
Transportation	**29,789**	-	**53,083**	-
	206,087	-	**683,880**	-
Solna Property				
Acquisition	**4,184**	-	**4,184**	-
Camp and general	**10,766**	-	**71,337**	-
Consulting	**376**	-	**6,093**	-
Geochemical and assay	**(85)**	-	**17,887**	-
Geological	**16,504**	-	**70,278**	-
Lease, licenses and taxes	**985**	-	**3,399**	-
Local labour	**865**	-	**19,924**	-
Project management	**3,066**	-	**8,133**	-
Report preparation	**-**	-	**133**	-
Transportation	**2,652**	-	**21,873**	-
	39,313	-	**223,241**	-
Balances Carried Forward	**$ 416,993**	$ 399,339	**$ 1,325,643**	$ 873,479

- See Accompanying Notes -

Riverstone Resources Inc. Schedule (Cont'd)

Interim Schedules of Resource Property Costs

Canadian Funds
Unaudited

	For the Three Months Ended 31 July		For the Nine Months Ended 31 July	
	2005	2004	**2005**	2004
Balances Brought Forward	**$ 416,993**	$ 399,339	**$ 1,325,643**	$ 873,479
Burkina Faso, West Africa				
Kao Property				
Acquisition	**4,184**	-	**4,184**	-
Camp and general	**10,106**	-	**10,106**	-
Geochemical and assay	**49,585**	-	**49,585**	-
Geological	**26,611**	-	**26,611**	-
Lease, licenses and taxes	**2,933**	-	**2,933**	-
Local labour	**2,360**	-	**2,360**	-
Project management	**2,017**	-	**2,017**	-
Transportation	**10,852**	-	**10,852**	-
	108,648	-	**108,648**	
Yaramoko Property				
Acquisition	**4,310**	-	**4,310**	-
Camp and general	**17,781**	-	**17,781**	-
Consulting	**374**	-	**374**	-
Geochemical and assay	**42,593**	-	**42,593**	-
Geological	**18,262**	-	**18,262**	-
Lease, licenses and taxes	**340**	-	**340**	-
Local labour	**2,285**	-	**2,285**	-
Project management	**3,296**	-	**3,296**	-
Transportation	**9,625**	-	**9,625**	-
	98,866	-	**98,866**	-
Other Properties				
Camp and general	**640**	1,613	**3,237**	1,613
Consulting	**-**	28,273	**-**	28,273
Geochemical and assay	**-**	-	**41**	-
Geological	**(240)**	6,353	**1,925**	6,353
Lease, licenses and taxes	**-**	-	**5,552**	-
	400	36,239	**10,755**	36,239
Costs for the Period	**624,907**	435,578	**1,543,912**	909,718
Balance - beginning of period	**2,444,279**	503,930	**1,525,274**	29,790
Balance - End of Period	**$ 3,069,186**	$ 939,508	**$ 3,069,186**	$ 939,508

- See Accompanying Notes -

---

1. Continued Operations

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

The Company has no source of revenue, and has significant cash requirements to maintain its mineral interests and meet its administrative overhead. The ability of the Company to continue as a going concern is dependent upon its ability to generate profitable operations in the future and/or obtain additional financing. While the Company has been successful at raising funds in the past, there can be no assurance that it will be able to do so in the future.

If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

---

2. Significant Accounting Policies and Basis of Presentation

These unaudited interim financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). However, they do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the Company's audited financial statements including the notes thereto for the year ended 31 October 2004. All financial information presented herein is unaudited.

Certain of the comparative figures have been reclassified to conform to the current period's presentation.

---

3. Financial Instruments

The fair value of the Company's cash and term deposits, GST receivable and accounts payable is estimated to approximate their carrying value. The Company maintains only small balances of cash in foreign currencies, which it uses to fund its foreign projects. It is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments.

---

4. Resource Properties

a) Rambo Property, Burkina Faso, West Africa

The Company has signed an agreement to acquire a 100% interest in the Rambo property located in Burkina Faso, West Africa. The property is subject to a 3% net smelter return royalty and a standard government 10% carried production interest. At its option, the Company may acquire its interest by completing cash payments and share issuances to the optionors and minimum exploration expenditures as follows:

	Cash Payment U.S. Funds	Shares	Exploration Expenditures U.S. Funds
Upon signing of the formal agreement	$ 5,000	-	$ -
Upon regulatory approval	35,000	50,000	-
On or before 15 December 2004	50,000	50,000	150,000
On or before 15 December 2005	50,000	50,000	150,000
On or before 15 December 2006	50,000	50,000	200,000
On or before 15 December 2007	50,000	50,000	-
	$ 240,000	250,000	$ 500,000

The Company has made all cash payments and share issuances as required to 31 December 2004. In addition, the Company has satisfied all exploration expenditure requirements under the agreement. As part of the acquisition, the company issued 25,000 shares as a finder's fee.

b) Liquidi Malguem Property, Burkina Faso, West Africa

During the period, the Company signed an agreement to acquire an 80% interest in the Liquidi Malguem property located in Burkina Faso, West Africa. At its option, the Company may earn its interest by completing cash payments to the optionors and approximate minimum exploration expenditures as follows:

	Cash Payment U.S. Funds	Exploration Expenditures U.S. Funds
Upon signing of the agreement *(paid)*	$ 45,000	$ -
On or before 31 December 2004 *(completed)*	-	85,000
On or before 1 November 2005 *($10,000 paid)*	20,000	-
On or before 31 December 2005 *(completed)*	-	125,000
On or before 1 November 2006	30,000	-
	$ 95,000	$ 210,000

Upon earning its interest, the Company and the optionor will form a joint venture, which will include standard dilution clauses. If either party is reduced to a 10% interest, the interest will revert to a 2% net smelter return royalty. The property is subject to a standard government 10% carried production interest.

4. Resource Properties - *continued*

c) Other Properties, Burkina Faso, West Africa

During the period, the Company acquired government exploration permits granting the Company through a third party a 100% interest in the Solna, Kao, and Yaramoko properties located in Burkina Faso, West Africa. The permits are held in trust for the Company by a Burkina Faso resident associated with the Company. The properties are subject to a standard government 10% carried production interest.

d) Details of cumulative expenditures are as follows:

	Acquisition	Exploration	31 July 2005	31 October 2004
Rambo	$ 185,192	$ 1,752,375	**$ 1,937,567**	$ 1,519,045
Liquidi Malguem	67,996	617,101	**685,097**	1,217
Solna	4,184	224,069	**228,253**	5,012
Kao	4,184	104,464	**108,648**	-
Yaramoko	4,310	94,556	**98,866**	-
Other properties	-	10,755	**10,755**	-
	$ 265,866	$ 2,803,320	**$ 3,069,186**	$ 1,525,274

5. Property, Plant and Equipment

Details are as follows:

	Cost	Accumulated Amortization	31 July 2005 Net Book Value	31 October 2004 Net Book Value
Computer equipment	$ 1,819	$ 91	**$ 1,728**	$ -

6. Share Capital

The authorized share capital of the company consists of an unlimited number of common shares without par value.

a) Share issuance details are as follows:

	31 July 2005		31 July 2004	
	Shares	**Amount**	Shares	Amount
Balance - beginning of period	**10,679,601**	**$ 3,291,998**	6,445,001	$ 1,096,247
Private placement	**-**	**-**	4,000,000	2,200,000
Private placement *(i)*	**3,356,669**	**1,007,001**	-	-
Private placement *(ii)*	**500,000**	**150,000**	-	-
Share issuance costs *(i)*	**-**	**(115,945)**	-	(85,399)
Property option payment *(Note 4a)*	**50,000**	**27,500**	50,000	27,500
Property finder's fee *(Note 4a)*	**-**	**-**	25,000	13,750
Exercise of options	**105,000**	**14,700**	-	-
Exercise of warrants	**2,225,000**	**273,750**	19,600	14,700
Balance - end of period	**16,916,270**	**$ 4,649,004**	10,539,601	$ 3,266,798

6. **Share Capital** - *Continued*

a) Share issuance details - *continued*

(i) During the period, the Company completed a brokered private placement of 3,356,669 units at a price of $0.30 per unit for gross proceeds of $1,007,001. Each unit consists of one common share of the Company and one-half of one share purchase warrant, each whole warrant entitling the holder to purchase an additional share of the Company for $0.36 until 9 June 2006. The Company paid the agent a cash commission of 6.5% of the gross proceeds plus legal and filing expenses for total issuance costs of $115,945. In addition, the Company issued broker warrants entitling the agent to purchase up to 268,534 units of the Company at a price of $0.30 per unit until 9 June 2006. Each unit consists of one common share of the Company and one-half of one warrant, each whole warrant entitling the broker to purchase an additional share of the Company for $0.36 until 9 June 2006.

(ii) During the period, the Company completed a non-brokered private placement of 500,000 units at a price of $0.30 per unit for gross proceeds of $150,000. Each unit consists of one common share of the Company and one-half of one share purchase warrant, each whole warrant entitling the holder to purchase an additional share of the Company for $0.36 until 12 July 2006.

b) **Contributed Surplus**

Details are as follows:

		31 July 2005		31 July 2004
Balance - beginning of period	$	**441,521**	$	7,839
Stock-based compensation *(Note 6f)*		**164,511**		391,606
Balance - end of period	$	**606,832**	$	399,445

c) As at 31 July 2005, there were 369,811 (2004 - 554,715) shares held in escrow, which are being released over time according to TSX Venture Exchange policy.

d) At 31 July 2005, the Company had share purchase warrants outstanding entitling the holder to purchase shares as follows:

Shares	Exercise Price	Expiry Date
75,000	$ 0.15	15 August 2005
1,812,603	$ 0.36	9 July 2006
268,534	$ 0.30	9 July 2006
250,000	$ 0.36	12 July 2006
2,406,137		

e) At 31 July 2005, the Company had stock options outstanding entitling the holder to purchase shares as follows:

Grant Date	Number	Exercise Price	Expiry Date
19 August 2003	505,000	$ 0.14	19 August 2008
12 January 2004	440,000	$ 0.40	12 January 2009
5 May 2004	805,000	$ 0.38	5 May 2009
1 Sept 2004	100,000	$ 0.30	1 Sept 2009
13 Apr 2005	180,000	$ 0.40	13 Apr 2010
	2,030,000		

The outstanding options have a weighted average exercise price of $0.32 and a weighted-average remaining life of 3.62 years. As at 31 July 2005, 1,783,750 options have vested.

6. Share Capital - *continued*

f) Stock-Based Compensation

For the periods ended 31 July, the Company granted stock options to its directors, officers and employees and estimated stock-based compensation as follows:

	2005	2004
Total options granted	**180,000**	1,245,000
Average exercise price	**$ 0.40**	$ 0.63
Estimated fair value of compensation	**$ 49,999**	$ 567,703
Estimated fair value per option	**$ 0.28**	$ 0.46

In addition, during the period the Company re-priced 440,000 options from an exercise price of $1.10 per share to an exercise price of $0.40 per share. All other terms of the grant remain unchanged. Estimated incremental stock-based compensation of $32,058 (estimated fair value per option - $0.13) relating to these options was recorded in the period.

The fair value of the stock-based compensation to be recognized in the accounts has been estimated using the Black-Scholes Option-Pricing Model with the following weighted-average assumptions:

	2005	2004
Risk-free interest rate	**3.50%**	3.72%
Expected dividend yield	**0.00%**	0.00%
Expected stock price volatility	**95.04%**	75.85%
Expected option life in years	**4.11**	5.00

The Company has recorded stock-based compensation for options that vested during the period as follows:

	2005	2004
Number of options vested in period	**846,875**	641,250
Stock-based compensation expense	**$ 147,487**	$ 391,606
Capitalized to mineral properties	**17,024**	-
Total compensation recognized for the period	**164,511**	391,606
Transfer to share capital – options exercised	**-**	-
Net addition to contributed surplus for the period	**$ 164,511**	$ 391,606

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimated, and therefore it is management's view that the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock option grants.

7. Related Party Transactions

Related party transactions not disclosed elsewhere in these financial statements are as follows:

a) Administration and management fees paid to directors and a company controlled by a director - $94,500 (2004 - $39,230).
b) Office rent paid to a company controlled by a director - $Nil (2004 - $1,400).
c) Fees for office rent and services paid to a company with directors in common - $36,000 (2004 - $12,000).
d) Graphic design and drafting fees paid to parties related to directors - $3,875 (2004 - $Nil).

8. Income Taxes

a) The Company has incurred losses for income tax purposes of approximately $592,000 which may be used to reduce future taxable income. The income tax benefits, if any, of these losses have not been recorded in these financial statements and expire as follows:

Year of Expiry		Amount
2005	$	11,000
2006		11,000
2007		13,000
2008		94,000
2009		118,000
2010		116,000
2011		229,000
	$	592,000

b) The Company has approximately $1,913,000 of resource related expenditures that may be carried forward indefinitely and used to reduce prescribed taxable income in future years. The potential future tax benefits of these expenditures have not been recognized in the accounts of the Company.

9. Commitments

The Company has management services agreements with two of its directors that require an aggregate payment of $8,000 per month. The contracts are for rolling two-year terms that renew automatically each year, unless otherwise terminated or altered by mutual consent. Should the Company terminate these contracts without cause, it would become liable for the total amounts payable under the contracts for the remaining terms.

10. Segmented Information

The Company currently operates in only one segment, that being the mining exploration industry. Details of segmented operations are reflected only in the balance sheet.

	31 July 2005		
	Canada	Burkina Faso	Total
Assets	$ 417,689	$ 3,091,474	$ 3,509,163

	31 October 2004		
	Canada	Burkina Faso	Total
Assets	$ 924,836	$ 1,525,274	$ 2,450,110

11. Subsequent Events

Subsequent to 31 July 2005, the Company received cash proceeds of $11,250 upon the exercise of 75,000 share purchase warrants.

RIVERSTONE RESOURCES INC.
Report to Shareholders and
Management Discussion and Analysis
of the Financial Position and Results of Operations
for the Third Quarter Ended July 31, 2005

September 29, 2005

TO OUR SHAREHOLDERS:

This Management's Discussion and Analysis ("MD&A") supplements, but does not form part of, the unaudited financial statements of the Company and the notes thereto for the nine months ended July 31, 2005. Consequently, the following discussion and analysis of the financial condition and results of operations for Riverstone Resources Inc. ("Riverstone" or the "Company"), should be read in conjunction with the July 31, 2005 unaudited financial statements and the audited annual financial statements for the year ended October 31, 2004 and related notes therein, which have been prepared in accordance with Canadian generally accepted accounting principles, consistently applied.

Discussion of the Company, its operations and associated risks is further described in the Company's Annual Information Form and other filings, available for viewing at www.sedar.com. A copy of this MD&A will be provided to any applicant upon request.

FORWARD-LOOKING STATEMENTS

Certain statements contained in the following MD&A and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below. Aside from factors identified in the annual MD&A, additional important factors, if any, are identified here.

GENERAL

Riverstone is a mineral exploration company that has interests in five mineral permits in Burkina Faso, West Africa. Two of the Company's properties are subject to option agreements and net smelter return royalties, while other properties are held in the form of government exploration permits. All of the properties are subject to a standard Government 10% carried production interest. All property transactions have been conducted on an arm's length basis between the Company and the vendors.

The Rambo, Liguidi Malguem, Solna, Kao, and Yaramoko gold properties are the primary exploration properties held by the Company. However, the Company is actively seeking additional properties for acquisition and exploration and development – see *Mineral Exploration.*

SIGNIFICANT EVENTS AND TRANSACTIONS

During the period, the Company entered into an option agreement to acquire an 80% interest in the Liguidi Malguem mineral property located in Burkina Faso. This agreement calls for cash payments to the optionor totalling US$95,000 by November 1, 2006 and requires the Company to incur exploration expenditures of approximately US$210,000 by December 31, 2005. Upon earning its interest, the Company will form a joint venture with the optionor.

During the period, the Company also acquired government exploration permits granting the Company through a third party a 100% interest in each of the Solna, Kao, and Yaramoko properties located in

Burkina Faso, West Africa. The permits are held in trust for the Company by a Burkina Faso resident associated with the Company.

On June 9, 2005, the Company completed a brokered private placement of 3,356,669 units at a price of $0.30 for gross cash proceeds of $1,007,001. Each unit is comprised of one common share of the Company and one-half of one warrant with each whole warrant entitling the holder to purchase one additional common share for $0.36 until June 9, 2006. The Company paid a cash commission of 6.5% and issued broker compensation warrants to purchase up to 268,534 units under the same terms as the private placement units.

In addition, on July 12, 2005, the Company completed a non-brokered private placement of 500,000 units at a price of $0.30 for gross cash proceeds of $150,000. Each unit is comprised of one common share of the Company and one-half of one warrant with each whole warrant entitling the holder to purchase one additional common share for $0.36 until July 12, 2006.

MINERAL EXPLORATION

Rambo Permit

The Rambo permit is located in the north-eastern part of Burkina Faso and is contiguous with St. Jude's Goulagou project. The permit comprises 150 square kilometres in area and covers six known areas of artisanal workings. The main Rambo artisanal pit consists of a 60 x 40 metre oval pit, which is about 15 metres deep. Diamond drilling by a former operator near the pit returned values including 20.03 g/t gold over 15.79 metres, 4.29 g/t over 18.0 metres and 2.89 g/t over 15.0 metres. The gold mineralization appears to be related to a generally east-west trending, south dipping shear zone about 18 metres in apparent width.

During the first quarter of fiscal 2004, the Company completed a drilling program on the Rambo property. Sixteen reverse circulation holes were drilled to test the east-west trending structural zone that passes through the Rambo pit. Fifteen of the holes encountered gold mineralization; eight holes had minor mineralization while seven of the holes encountered significant gold intercepts. Highlights include 12.0 metres grading 7.0 g/t in Hole RA-04-05, 6.0 metres grading 16.4 g/t in Hole RA-04-07, 7.5 metres grading 4.2 g/t in Hole RA-04-04 and 16.5 metres grading 4.5 g/t in Hole RA-04-01.

Significant intersections are presented in the table below. Intervals listed above are for core lengths assayed. True thicknesses are not accurately known at this time; in some cases they may be less than the core lengths reported

HOLE NO.	FROM (metres)	TO (metres)	INTERVAL (metres)	ASSAY (g/t)
RA-04-01	*48.0*	*64.5*	*16.5*	*4.5*
	incl. 60.0	*63.0*	*3.0*	*11.1*
	and 73.5	*75.0*	*1.5*	*13.9*
RA04-02	*63.0*	*84.0*	*21.0*	*1.2*
	and 99.0	*114.0*	*15.0*	*1.0*
RA-04-04	*63.0*	*70.5*	*7.5*	*4.2*
	incl. 67.5	*70.5*	*3.0*	*7.7*
RA-04-05	*87.0*	*99.0*	*12.0*	*7.0*
	incl. 87.0	*93.0*	*6.0*	*13.3*
	and 123.0	*132.0*	*9.0*	*1.7*
RA-04-06	*13.5*	*18.0*	*4.5*	*1.2*
	36.0	*37.5*	*1.5*	*1.0*
RA-04-07	*73.5*	*79.5*	*6.0*	*16.4*
	incl. 73.5	*75.0*	*1.5*	*62.3*
RA-04-08	*46.5*	*48.0*	*1.5*	*7.1*

The sixteen holes were drilled on fences spaced 50 metres apart over a strike length of 350 metres. All of the holes encountered a sulphide-bearing structure characterized by abundant arsenopyrite and pyrite.

The structure strikes generally east-west and is open in both directions. Drilling also defined a gold-bearing shoot within the sulphide-bearing structure. The shoot has an approximate strike length of 150 metres, an average width of about 11 metres and has been traced by drilling to a depth of 120 metres. The shoot is open for extension to the west and to depth.

During the fourth quarter of fiscal 2004, the Company commenced a diamond drilling program to further delineate the extent of the gold mineralization. The program was completed and samples were submitted for assay. Results confirmed the continuation of the gold-bearing shoot plunging to the southwest within the steeply dipping mineralized structure. Hole RADD-04-08 intersected the shoot at a vertical depth of approximately 100 metres. Results from the hole showed an intersection of 18.61 metres with a grade of 3.41 grams of gold per tonne, which also included a higher-grade intersection of 5.80 metres of 8.22 grams of gold per tonne. Results from four other holes also confirmed the orientation of the gold-bearing shoot.

The program consisted of nine holes totalling 1,635 metres to test the continuation of a steeply plunging gold-bearing shoot suggested by the earlier drilling. Five of the nine holes intersected the projected shoot; results from these holes are shown on the table below. Intervals listed above are for core lengths assayed. True thicknesses are not accurately known at this time; in some cases they may be less than the core lengths reported

HOLE NO.	FROM (metres)	TO (metres)	INTERVAL (metres)	ASSAY (g/t)
RADD-04-01	*109.85*	*112.90*	*3.05*	*2.60*
RADD-04-03	*217.97*	*221.0*	*3.03*	*2.70*
RADD-04-07	*174.02*	*175.92*	*1.90*	*7.87*
and	*183.72*	*186.55*	*2.83*	*5.26*
RADD-04-08	*103.69*	*122.30*	*18.61*	*3.41*
Including	*116.50*	*122.30*	*5.80*	*8.22*
RADD-04-09	*32.90*	*38.95*	*6.05*	*2.96*

On the Rambo permit, work during the third quarter of fiscal 2005 has included prospecting and rock sampling in several new artisanal sites, as well as drilling two diamond drill holes in an effort to extend the gold zone in the area of previous drilling. Results are pending. Rock sampling at the Bonguirga site, a new artisanal site located about 500 metres northeast of the Rambo mineralized zone returned some impressive gold values in rock samples. Two selected samples of quartz vein material from the site assayed 394.8 g/t Au and 66.8 g/t Au.

Liguidi Malguem Permit

During the first quarter of fiscal 2005, the Company entered into an agreement to acquire an interest in the Liguidi Malguem mineral claims in Burkina Faso. To date, the Company has completed a geochemical soil survey and surface work on the property. Within this area are several anomalous zones where soil gold values are generally over 50 ppb and as high as 2,600 ppb. The largest of these covers an area approximately 4 km in length and up to 2 km in width. Several other anomalous zones are at least 1 km long and up to 1 km in width. Assay results are available for 79 rock samples taken in the larger grid area; of these, 26 samples showed higher values of between 100 ppb and 500 ppb and a further 8 samples assayed between 1.3 g/t (0.04 oz/ton gold) and 12.0 g/t (0.35 oz/ton gold). Three specific target areas were identified; the Three Hills zone near the centre of the permit, the Wayalguin zone to the north-east and the Dassoui zone to the south-west. The existence of artisanal gold workings is widespread in the area. During the period under review, a total of eight RC holes were drilled to test three anomalous areas. Results are pending.

Kao Permit

The Kao permit is contiguous with the south side of the Rambo permit. Work during the third quarter of fiscal 2005 comprised grid soil sampling, rock sampling and prospecting. Soil sampling in areas of new artisanal workings has outlined one very strong gold anomaly, with dimensions of about 1 kilometre ("km") by 2 km within the plus 10 parts per billion ("ppb") gold contour. Peak soil values range from 270 to 1,460 ppb gold. Two other slightly smaller anomalies have been delineated elsewhere on the permit. Several rock samples collected from scattered areas of artisanal workings returned very encouraging gold values. Among these are numerous samples grading greater than 0.5 g/t Au, with two notable samples, from different areas, grading 10.1 and 13.1 g/t Au.

Yaramoko Permit

On this permit, about 200 km west-southwest of Ouagadougou, work during the third quarter of fiscal 2005 has been concentrated on mapping, soil sampling, prospecting and rock sampling. Several rock samples from scattered areas on the permit have returned significant results, including 16 samples with values ranging from 1.0 to 11.9 g/t Au. Soil sampling in the area of recent artisanal workings has outlined several gold in soil anomalies, with many values exceeding 100 ppb gold. The largest of these anomalous areas measures about 500 m wide by 3.5 km long and covers an area with numerous active workings. This and several smaller anomalous areas require follow-up.

Solna Permit

No recent work has been completed on this permit where extensive gold values were reported earlier this year. The permit is located in the far north-east part of the country, about 250 km north-east of Ouagadougou. Access to this area is limited during the current rainy season, and drilling of several attractive targets is planned for later in the year.

RESULTS OF OPERATIONS

The loss for the nine-month period was $428,880, which compares to a loss of $543,446 for the same period of the previous year. The reduction in the current period loss is due to a decrease in stock-based compensation of $244,119, offset by an overall increase in general and administrative expenses of $113,573. Significant items comprising the current period loss include $94,500 for administration and management fees, $56,288 for professional fees, $36,000 for rent and office services, $147,487 for stock-based compensation, and $31,116 for travel and promotion.

Cash flows used in operations for the period, before changes in non-cash working capital items, totalled $281,302 compared to cash of $151,840 used in operations in the 2004 period. This increase is due mostly to the increase in general and administrative expenses for the current period.

Compared to the same period of the prior year, the Company was more active in its exploration programs; therefore, general and administrative costs increased accordingly. However, there was a large decrease in stock-based compensation expense ($147,487 in 2005 compared to $391,606 in 2004) relating to the granting of stock options, as the Company adopted vesting provisions for options granted in the latter part of fiscal 2004. Administration and management fees increased due to the increased level of exploration activity and work required to comply with regulatory matters. In addition, office rent and services fees increased as the Company moved its offices to a new location where it now receives office support services. Travel and promotion costs increased over the prior year period due to the Company hiring an investor relations manager.

The Company incurred total resource property costs of $1,543,912 during the first nine months of fiscal 2005 as a result of exploration work completed on its Burkina Faso properties. This compares to $909,718 incurred in the same period of the prior year when the Company was in the early stages of exploring only its Rambo property. Current costs included $168,616 for acquisition costs, $151,072 for

drilling, $246,197 for geochemical and assaying charges, $69,776 for local labour and $327,362 for surface geological work including trenching and geochemical surveys. Camp and general costs totalled $373,703. Stock-based compensation totalling $17,024 relating to stock options granted to field personnel was recorded in the period. Total costs for the period also include $10,755 incurred on reconnaissance and data collection on other prospective properties in the West Africa region. Current acquisition costs include a cash payment of US$50,000 and the issuance of 50,000 shares under the Rambo agreement, and cash payments of US$55,000 under the Liguidi Malguem agreement.

SUMMARY OF QUARTERLY RESULTS

Financial Data for the Last Eight Quarters

Three Months Ended	Jul-05 Q3 2005	Apr-05 Q2 2005	Jan-05 Q1 2005	Oct-04 Q4 2004	Jul-04 Q3 2004	Apr-04 Q2 2004	Jan-04 Q1 2004	Oct-03 Q4 2003
Total Revenues	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil
Loss before stock-based compensation	$96,809	$99,725	$84,859	$109,792	$62,858	$30,463	$58,519	$45,220
Loss for the period	$137,367	$172,346	$119,167	$73,383	$165,486	$30,463	$347,497	$45,220
Loss per share	$0.01	$0.01	$0.01	$0.01	$0.02	$0.00	$0.04	$0.01

The more recent quarterly losses (before stock-based compensation) reflect a higher level of exploration and administrative activity as the Company was relatively inactive for most of the 2003 fiscal year and had only one main exploration property it was focusing on for the first three quarters of fiscal 2004.

The only item that produced significant inconsistencies among the quarterly losses reported above was stock-based compensation. The Q1 2004 loss is higher than all other quarters due to the recognition of $288,978 in stock-based compensation relating to 440,000 shares that were granted in that quarter. These options vested immediately, therefore, the entire expense was recognized in the first quarter. Subsequent grants of stock options in Q3 2004 (805,000 options), Q4 2004 (100,000 options) and Q2 2005 (180,000 options) were subject to vesting provisions, therefore, the expense in subsequent quarters was significantly less than that recognized in Q1 2004. In addition, the fourth quarter loss in 2004 was reduced by an adjustment that capitalized $75,239 of stock-based compensation, which related to field personnel, to the Rambo property. There were no options granted in Q1 or Q3 2005, however, in Q2 2005, the Company granted 180,000 options and re-priced 440,000 options from $1.10 per share to $0.40 per share.

Cash flows used in operations, before changes in non-cash working capital items, were fairly consistent over the eight quarters, reflecting a slight upward trend due to the increasing activity of the Company.

FINANCIAL POSITION AND LIQUIDITY

Riverstone has no history of profitable operations and its mineral projects are at an early stage. Therefore, it is subject to many risks common to comparable companies, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources as well as a lack of revenues.

As at July 31, 2005, the Company had working capital of $162,515 compared to working capital of $1,207,391 at the end of the previous year's period and $615,518 as at October 31, 2004. The reduction during the period primarily reflects the use of working capital for mineral exploration expenditures on the Burkina Faso properties, together with general and administrative costs – see *Results of Operations.* During the period, the Company received net cash proceeds of $1,041,056 upon completion of two private placements and $288,450 upon the exercise of options and warrants – See *Outstanding Shares.*

CAPITAL RESOURCES AND COMMITMENTS

The Company has cash payment, share issuance and mineral expenditure requirements under its Rambo property agreement. Terms of the agreement include cash payments totalling US$240,000 (US$90,000 paid) and the issuance to the vendors of a total of 250,000 common shares (100,000 issued) of the

Company over a period of four years, with a work commitment totalling US$500,000 over a period of three years. The Company has satisfied the entire expenditure requirement on the property.

The Company has cash payment and mineral expenditure requirements under its Liguidi Malguem property agreement. This agreement calls for cash payments to the optionor of US$95,000 (US$55,000 paid) and requires the Company to incur exploration expenditures of approximately US$210,000 by December 31, 2005. The Company has satisfied the entire expenditure requirement on the property.

The Company has business services agreements, with two of its directors, which call for monthly payments of $4,000 each with a term of two years, renewable upon mutual consent. The Company also has a month-to-month agreement, with a company related by certain directors it has in common, for office rent and administrative support services. The Company pays $4,000 per month and the agreement can be cancelled at any time.

At July 31, 2005, the Company had insufficient funds to complete the terms of its property agreements and meet its overhead requirements for the ensuing year. Management believes it will be able to raise equity capital as required in the long term, but recognizes the risks attached thereto. Historically the capital requirements of the Company have been met by equity subscriptions. Although the Company has been successful in the past in obtaining financing, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing may be favourable.

OFF-BALANCE SHEET ARRANGEMENTS

The Company had no off-balance sheet arrangements as at July 31, 2005 or as at the date hereof.

RELATED PARTY TRANSACTIONS

Transactions with related parties are disclosed in the financial statements and include administration and management fees for the period of $94,500 (2004 - $39,230) paid to directors, and rent and office services of $36,000 (2004 - $12,000) paid to a company with which the Company shares directors in common. The increase in the value of related party transactions over the prior period is due to the fact that the Company relies on its directors and officers to provide much of the Company's professional and administrative support; therefore, with the significant increase in the activity of the Company during the period, such related party transactions have increased accordingly.

CHANGES IN ACCOUNTING POLICIES

There were no changes in accounting policies in the period under review.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and term deposits, GST receivable and accounts payable. Term deposits earn interest at market rates. The Company maintains most of its cash in Canadian dollars; however, from time to time a small amount of cash is maintained in foreign currencies and is therefore subject to changes in fair value due to fluctuations in exchange rates. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

Consistent with other companies in the mineral exploration industry, the Company has no source of operating revenue. The Company's July 31, 2005 unaudited financial statements provide a breakdown of the general and administrative expenses for the year under review (Statement 2) and an analysis of the capitalized and expensed exploration and development costs incurred on its mineral properties (Schedule and Note 4d).

OUTSTANDING SHARES

As at July 31, 2005, the Company had 16,916,270 common shares (diluted – 21,352,407) issued and outstanding versus 10,679,601 (diluted – 15,140,451) at October 31, 2004. During the period, the Company issued 3,356,669 shares for cash proceeds of $1,007,001 under a brokered private placement; 500,000 shares for cash proceeds of $150,000 under a non-brokered private placement; 105,000 shares upon exercise of options for cash proceeds of $14,700; 2,225,000 shares upon exercise of warrants for cash proceeds of $273,750; and 50,000 shares under the Rambo option agreement – see *Mineral Exploration*. In addition, the increase in the number of diluted shares since October 31, 2004 also reflects the granting of 180,000 options, the issuance of warrants to purchase 2,331,137 shares pursuant to the brokered and non-brokered private placements, and the expiration of 205,850 warrants during the period.

Issued and diluted shares outstanding as at the date hereof are 16,991,270 and 21,352,407 respectively. The increase in the outstanding shares from July 31, 2005 reflects the subsequent issuance of 75,000 shares upon the exercise of warrants – see *Subsequent Events*.

INVESTOR RELATIONS ACTIVITIES

With respect to public relations, the Company's policy is to provide information from its corporate offices to investors and brokers directly.

MANAGEMENT

Riverstone is very dependent upon the personal efforts and commitments of its existing management. To the extent that management's services would be unavailable for any reason, a disruption to the operations of Riverstone could result, and other persons would be required to manage and operate the Company.

SUBSEQUENT EVENTS

Subsequent to July 31, 2005, the Company issued 75,000 shares upon the exercise of warrants for cash proceeds of $11,250.

RISK FACTORS

Companies operating in the mining industry face many and varied kinds of risks. While risk management cannot eliminate the impact of all potential risks, the Company strives to manage such risks to the extent possible and practical. Following are the risk factors most applicable to the Company:

Exploring and developing mineral resource projects bears a high potential for all manner of risks. Additionally, few exploration projects successfully achieve development due to factors that cannot be predicted or foreseen. Moreover, even one such factor may result in the economic viability of a project being detrimentally impacted such that it is neither feasible nor practical to proceed. The Company closely monitors its activities and those factors that could impact them, and employs experienced consulting, engineering, insurance and legal advisors to assist in its risk management reviews.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

At present the principal activity of the Company is the exploration and development of gold resource properties. The feasible development of such properties is highly dependent upon the price of gold. A sustained and substantial decline in commodity gold prices could result in the write-down, termination of exploration and development work or loss of its interests in identified resource properties. Although such prices cannot be forecasted with certainty, the Company carefully monitors factors that could affect gold commodity prices in order to assess the feasibility of its resource projects.

Exploration and development projects are subject to the environmental laws and regulations of the country within which the Company is conducting its operations. As such laws are subject to change, the Company carefully monitors proposed and potential changes, and ensures that it is and will be in strict compliance.

Various non-governmental organizations dedicated to environmental protection monitor, amongst others, the mining industry. These organizations have in the past commenced actions with the regulatory agencies or the courts to prevent or delay mining activities.

APPROVAL

The Board of Directors of the Company has approved the disclosure contained in this Interim Management Discussion and Analysis.

Respectfully submitted
On Behalf of the Board of Directors

"Michael D. McInnis"

Michael D. McInnis, P. Eng.
President

RIVERSTONE RESOURCES INC.

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Michael D. McInnis, President and Chief Executive Officer of Riverstone Resources Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Riverstone Resources Inc., (the Issuer) for the interim period ending July 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date: September 29, 2005

"Michael D. McInnis"

____

Michael D. McInnis
President and Chief Executive Officer

RIVERSTONE RESOURCES INC.

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Kerry Spong, Chief Financial Officer of Riverstone Resources Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Riverstone Resources Inc., (the Issuer) for the interim period ending July 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date: September 29, 2005

"Kerry Spong"

Kerry Spong
Chief Financial Officer

RECEIVED
2006 SEP -7 P 3:43
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RIVERSTONE RESOURCES INC.

#906-595 Howe Street,
Vancouver, B.C. V6C 2T5
Tel: 604-801-5020
Fax: 604-801-6075

INTERIM FINANCIAL STATEMENTS

31 JANUARY 2006

Unaudited

MANAGEMENT COMMENT

These interim financial statements of Riverstone Resources Inc. for the three months ended 31 January 2006 have been prepared by management and have not been subject to review by the Company's auditors.

Riverstone Resources Inc. Statement 1

Interim Balance Sheets

Canadian Funds
Unaudited

ASSETS		As at 31 January 2006		As at 31 October 2005
Current				
Cash and term deposits	$	**352,283**	$	97,036
GST receivable		**43,220**		37,734
Prepaid expenses		**12,239**		11,932
		407,742		146,702
Resource Property Costs – *Schedule (Note 4)*		**3,546,066**		3,304,973
Plant and Equipment *(Note 5)*		**8,287**		8,959
	$	**3,962,095**	$	3,460,634

LIABILITIES				
Current				
Accounts payable and accrued liabilities				
- trade and other	$	**261,110**	$	230,533
- related parties		**79,681**		53,898
Share subscriptions received *(Note 6a)*		**395,000**		-
Loan payable *(Note 10)*		**90,000**		-
		825,791		284,431
Continued Operations *(Note 1)*				
Commitments *(Note 9)*				

SHAREHOLDERS' EQUITY				
Share Capital *(Note 6a)*		**4,705,754**		4,660,254
Contributed Surplus *(Note 6b)*		**691,829**		654,300
Deficit - *Statement 2*		**(2,261,279)**		(2,138,351)
		3,136,304		3,176,203
	$	**3,962,095**	$	3,460,634

ON BEHALF OF THE BOARD:

"Michael D. McInnis"
______________________________, Director

"James Robertson"
______________________________, Director

- See Accompanying Notes -

Riverstone Resources Inc. Statement 2

Interim Statements of Loss and Deficit

For the Three Months Ended 31 January

Canadian Funds

Unaudited

		2006		2005
General and Administrative				
Administration and management fees	$	**24,000**	$	31,500
Amortization		**672**		-
Consulting fees		**8,425**		9,655
Foreign exchange loss		**387**		2,227
Interest and financing *(Note 10)*		**18,651**		-
General exploration		**-**		335
Office and general		**1,831**		2,520
Professional		**7,500**		16,369
Rent and office services		**12,000**		12,000
Shareholder information		**193**		4,309
Stock-based compensation *(Note 6f)*		**37,353**		34,308
Stock exchange and filing fees		**3,915**		1,498
Transfer agent		**2,197**		1,692
Travel and promotion		**5,804**		4,500
		122,928		120,913
Loss for the Period Before the Under-Noted				
Interest income		**-**		(1,746)
Loss for the Period		**122,928**		119,167
Deficit - beginning of period		**2,138,351**		1,592,727
Deficit - End of Period	$	**2,261,279**	$	1,711,894
Loss Per Share – Basic and Diluted	$	**0.01**	$	0.01
Weighted-Average Number of Shares Outstanding		**17,024,205**		10,705,144

- See Accompanying Notes -

Riverstone Resources Inc. Statement 3

Interim Statements of Cash Flows

For the Three Months Ended 31 January

Canadian Funds

Unaudited

Cash Resources Provided By (Used In)		2006		2005
Operating Activities				
Loss for the period	$	(122,928)	$	(119,167)
Items not affecting cash				
Amortization		672		-
Shares issued for loan bonus		18,000		-
Stock-based compensation		37,353		34,308
		(66,903)		(84,859)
Net change in non-cash working capital				
GST receivable		(5,486)		(8,644)
Prepaid expenses		(307)		(24,579)
Accounts payable and accrued liabilities				
- trade		(26,491)		1,367
- related		25,783		11,503
		(73,404)		(105,212)
Investing Activities				
Resource property costs		(156,349)		(431,737)
Financing Activities				
Share subscription received		395,000		-
Loan payable proceeds		90,000		-
		485,000		-
Net Increase (Decrease) in Cash		255,247		(536,949)
Cash position - beginning of period		97,036		885,334
Cash Position - End of Period	$	352,283	$	348,385

Supplemental Schedule of Non-Cash Investing and Financing Transactions				
Shares issued for resource property	$	27,500	$	27,500
Stock-based compensation recorded for resource properties	$	176	$	3,246
Change in accounts payable – resource property costs	$	57,068	$	-

- See Accompanying Notes -

Riverstone Resources Inc.

Schedule

Interim Schedules of Resource Property Costs

For the Three Months Ended 31 January

Canadian Funds

Unaudited

	2006	2005
Burkina Faso, West Africa		
Rambo Property		
Acquisition and option payments	$ 27,500	$ 89,090
Assay and geochemical	-	27
Camp and general	27,153	25,916
Consulting	-	1,500
Geological	38,090	23,327
Local labour	-	10,852
Project management	2,501	4,135
Report preparation	-	583
Stock-based compensation *(Note 6f)*	176	3,246
Transportation	3,140	852
	98,560	159,528
Liquidi Malguem Property		
Acquisition and option payments	-	54,116
Assay and geochemical	-	76,369
Camp and general	14,246	34,655
Consulting	-	4,496
Geological	17,899	39,040
Local labour	-	10,826
Project management	1,391	4,915
Report preparation	-	196
Transportation	923	2,192
	34,459	226,805
Solna Property		
Assay and geochemical	-	8,641
Camp and general	19,489	16,782
Consulting	-	2,436
Geological	29,509	22,396
Lease, licenses and taxes	-	2,414
Local labour	-	10,826
Project management	1,552	3,332
Report preparation	-	133
Transportation	151	912
	50,701	67,872
Balances Carried Forward	$ 183,720	$ 454,205

- See Accompanying Notes -

Riverstone Resources Inc.

Interim Schedules of Resource Property Costs

For the Three Months Ended 31 January

Canadian Funds

Unaudited

	2006	2005
Balances Brought Forward	**$ 183,720**	$ 454,205
Burkina Faso, West Africa - *Continued*		
Kao Property, Burkina Faso		
Camp and general	**9,771**	-
Geological	**12,630**	-
Project management	**1,188**	-
Transportation	**258**	-
	23,847	-
Yaramoko Property		
Camp and general	**7,010**	-
Geological	**11,840**	-
Project management	**236**	-
Transportation	**293**	-
	19,379	-
Other Properties		
Camp and general	**5,031**	801
Geological	**-**	1,925
Lease, licenses and taxes	**9,116**	5,552
	14,147	8,278
Costs for the Period	**241,093**	462,483
Balance - beginning of period	**3,304,973**	1,525,274
Balance - End of Period	**$ 3,546,066**	$ 1,987,757

- See Accompanying Notes -

1. Continued Operations

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

Several adverse conditions cast doubt upon the validity of this assumption. The Company has incurred significant operating losses over the past several fiscal years, is currently unable to self-finance operations, has a working capital deficiency of $418,049, and an accumulated deficit of $2,261,279. The ability to continue as a going concern is dependent upon its ability to generate profitable operations in the future and/or obtain additional financing *(Note 12a)*.

If the going concern assumption were not appropriate for these financial statements then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

2. Significant Accounting Policies and Basis of Presentation

These unaudited interim financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. However, they do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the Company's audited financial statements including the notes thereto for the year ended 31 October 2005. All financial information presented herein is unaudited.

3. Financial Instruments

The fair values of the Company's cash and term deposits, GST receivable, accounts payable, subscriptions received, and loan payable are estimated to approximate their carrying values due to their short-term maturity or capacity of prompt liquidation. The Company maintains only small balances of cash in foreign currencies, which it uses to fund its foreign projects. It is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments.

4. Mineral Properties

a) Rambo Property, Burkina Faso, West Africa

The Company has an option to acquire a 100% interest in the Rambo property located in Burkina Faso, West Africa. The property is subject to a 3% net smelter return royalty and a standard government 10% carried production interest. The Company may acquire its interest by making cash payments and share issuances to the optionors and completing minimum exploration expenditures as follows:

	Cash Payment U.S. Funds	Shares	Exploration Expenditures U.S. Funds
Upon signing of the formal agreement *(paid)*	$ 5,000	-	$ -
Upon regulatory approval *(paid, issued)*	35,000	50,000	-
On or before 15 December 2004 *(paid, issued)*	50,000	50,000	150,000
On or before 15 December 2005 *(i)*	50,000	50,000	150,000
On or before 15 December 2006	50,000	50,000	200,000
On or before 15 December 2007	50,000	50,000	-
	$ 240,000	250,000	$ 500,000

(i) The Company has made all share issuances as required to 15 December 2005 and has paid US$15,000 of the US$50,000 due by 15 December 2005. The optionor has agreed to defer payment of the balance of US$35,000 amount until a later date. In addition, the Company has satisfied all exploration expenditure requirements under the agreement.

b) Liquidi Malguem Property, Burkina Faso, West Africa

During the year, the Company signed an agreement to acquire an 80% interest in the Liquidi Malguem property located in Burkina Faso, West Africa. At its option, the Company may earn its interest by completing cash payments to the optionors and approximate minimum exploration expenditures as follows:

	Cash Payment U.S. Funds	Exploration Expenditures U.S. Funds
Upon signing of the agreement *(paid)*	$ 45,000	$ -
On or before 31 December 2004 *(completed)*	-	85,000
On or before 1 November 2005 *(paid)*	20,000	-
On or before 31 December 2005 *(completed)*	-	125,000
On or before 1 November 2006	30,000	-
	$ 95,000	$ 210,000

Upon earning its interest, the Company and the optionor will form a joint venture, which will include standard dilution clauses. If either party is reduced to a 10% interest, the interest will revert to a 2% net smelter return royalty. The property is subject to a standard government 10% carried production interest.

4. Mineral Properties - *continued*

c) Other Properties, West Africa

The Company has acquired government exploration permits granting the Company, through a third party, a 100% interest in the Solna, Kao, and Yaramoko properties located in Burkina Faso, West Africa. The permits are held in trust for the Company by a Burkina Faso resident associated with the Company. The properties are subject to a standard government 10% carried production interest. The Company has also incurred costs on exploring additional properties in West Africa including the Yantara and Teyango permits. These costs are being carried as Other Properties until such time as significant costs are expended on a specific property and a definitive acquisition agreement is established.

d) Details of cumulative expenditures are as follows:

	Acquisition	Exploration	**31 January 2006**	31 October 2005
Rambo	$ 210,676	$ 1,909,853	**$ 2,120,529**	$ 2,021,969
Liquidi Malguem	79,989	683,949	**763,938**	729,479
Solna	-	276,851	**276,851**	226,150
Kao	-	199,038	**199,038**	175,191
Yaramoko	-	161,927	**161,927**	142,548
Other properties	-	23,783	**23,783**	9,636
	$ 290,665	$ 3,255,401	**$ 3,546,066**	$ 3,304,973

5. Plant and Equipment

Details are as follows:

	Cost	Accumulated Amortization	**31 January 2006**	31 October 2005
Computer equipment	$ 9,784	$ 1,497	**$ 8,287**	$ 8,959

6. Share Capital

The authorized share capital of the company consists of an unlimited number of common shares without par value.

a) Share issuance details are as follows:

	2006		2005	
	Shares	**Amount**	Shares	Amount
Balance - beginning of period	**16,991,270**	**$ 4,660,254**	10,679,601	$ 3,291,998
Shares issued for property *(Note 4a)*	**50,000**	**27,500**	50,000	27,500
Shares issued for loan bonus *(Note 10)*	**90,000**	**18,000**	-	-
Balance - end of period	**17,131,270**	**$ 4,705,754**	10,729,601	$ 3,319,498

6. Share Capital - *Continued*

a) *Continued*

During the period, the Company announced its intention to raise $465,000 through a private placement, for which subscriptions totalling $395,000 were received prior to 31 January 2006. This amount has been presented in these financial statements as a current liability, and will be reclassified to share capital upon completion of the private placement *(Note 12a).*

b) **Contributed Surplus**

Details are as follows:

		2006		2005
Balance - beginning of period	**$**	**654,300**	$	441,521
Stock-based compensation *(Note 6f)*		**37,529**		37,554
Balance - end of period	**$**	**691,829**	$	479,075

c) As at 31 January 2006, there were 277,359 (2005 – 462,263) shares held in escrow, which are being released over time according to TSX Venture Exchange policy.

d) As at 31 January 2006, the Company had share purchase warrants outstanding entitling the holder to purchase the following:

Shares	Exercise Price	Expiry Date
1,812,603	$ 0.36	9 June 2006
268,534	$ 0.30	9 June 2006
250,000	$ 0.36	12 July 2006
2,331,137		

e) As at 31 January 2006, the Company had stock options outstanding as follows:

Grant Date	Number	Exercise Price	Expiry Date
19 August 2003	505,000	$ 0.14	19 August 2008
12 January 2004	440,000	$ 0.40	12 January 2009
5 May 2004	805,000	$ 0.38	5 May 2009
1 September 2004	100,000	$ 0.32	1 September 2009
13 April 2005	180,000	$ 0.40	13 April 2010
28 Sept 2005	60,000	$ 0.35	28 September 2010
26 Jan 2006	500,000	$ 0.26	26 January 2011
	2,590,000		

The outstanding options have a weighted-average exercise price of $0.31 and a weighted-average remaining life of 3.51 years. As at 31 January 2006, 2,097,500 of these options had vested.

6. Share Capital - *continued*

f) Stock-Based Compensation

For the periods ended 31 January, the Company issued stock options to its directors, officers and employees and estimated stock-based compensation as follows:

		2006		2005
Total options granted		500,000		-
Average exercise price	$	0.26	$	-
Estimated fair value of compensation	$	96,478	$	-
Estimated fair value per option	$	0.19	$	-

During the period, the Company announced its intention to re-price 345,000 options from $0.40 to $0.26 per share, which is subject to shareholder approval *(Note 12b)*.

The fair value of the stock-based compensation to be recognized in the accounts has been estimated using the Black-Scholes Option-Pricing Model with the following weighted-average assumptions:

	2006	2005
Risk-free interest rate	4.01%	-
Expected dividend yield	0.00%	-
Expected stock price volatility	95.54%	-
Expected option life in years	5.00	-

The company has recorded stock-based compensation for the options that vested during the period as follows:

		2006		2005
Number of options vested in period		268,125		113,125
Stock-based compensation expense	$	37,353	$	34,308
Capitalized to mineral properties		176		3,246
Total compensation recognized for the period		37,529		37,554
Transfer to share capital – options exercised		-		-
Net addition to contributed surplus for the period	$	37,529	$	37,554

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimated, and therefore it is management's view that the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock option grants.

7. Related Party Transactions

Related party transactions not disclosed elsewhere in these financial statements are as follows:

a) administration and management fees paid to directors and companies controlled by directors - $24,000 (2005 - $31,500);

b) rent and office services fees paid to a company with directors in common - $12,000 (2005 - $12,000);

c) graphic design and drafting fees paid to parties related to directors $300 (2005 - $2,750).

8. Income Taxes

a) The Company has incurred non-capital losses for income tax purposes of approximately $913,000 that may be used to reduce future taxable income and expire as follows:

Year of Expiry	Amount
2006	$ 11,000
2007	13,000
2008	94,000
2009	118,000
2010	116,000
2014	229,000
2015	332,000
	$ 913,000

b) The Company has approximately $3,673,000 of resource related expenditures that may be carried forward indefinitely and used to reduce prescribed taxable income in future years.

c) The Company has taken a full valuation allowance against these losses and expenditures and, therefore, the potential future tax benefits arising therefrom have not been recognized in these financial statements.

9. Commitments

The Company has management services agreements with two of its directors that call for an aggregate of $8,000 per month. The contracts are for rolling two-year terms that renew automatically each year, unless otherwise terminated or altered by mutual consent. Should the Company terminate these contracts without cause, it would become liable for the total amounts payable under the contracts for the remaining terms.

10. Loan Payable

During the period, the Company arranged a $90,000 bridge financing loan from a director and parties related to directors to fund short-term working capital needs. The loan bears interest at 6% per annum and is due 15 December 2006. The Company also issued 90,000 bonus shares at a deemed value of $0.20 per share in consideration of the loan *(Note 6)*.

11. Segmented Information

The company currently operates in only one segment, that being the mining exploration industry. Details of the segmented operations are reflected only in the balance sheet.

	2006		
	Canada	Burkina Faso	Total
Assets	$ 391,253	$ 3,570,842	$ 3,962,095

	2005		
	Canada	Burkina Faso	Total
Assets	$ 421,110	$ 1,987,757	$ 2,408,867

12. Subsequent Events

Subsequent to 31 January 2006, the Company:

a) completed a non-brokered private placement of 2,325,000 units at a price of $0.20 for gross proceeds of $465,000. Each unit consists of one common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.30 until 2 February 2007;
b) received shareholder approval to reduce the exercise price of 345,000 director and consultant stock options from $0.40 to $0.26 with all other terms of the grant remaining unchanged; and
c) granted 250,000 five-year stock options at an exercise price of $0.34 per share to an investor relations consultant;
d) entered into an option agreement to acquire a 90% interest in the Tangapella and Sabila properties in Burkina Faso. The agreement calls for cash payments totalling US$140,000 over three years and requires the Company to incur exploration expenditures of approximately $250,000 per year for three years.

RIVERSTONE RESOURCES INC.
Report to Shareholders and
Management Discussion and Analysis
of the Financial Position and Results of Operations
for the First Quarter Ended January 31, 2006

March 28, 2006

TO OUR SHAREHOLDERS:

This Management's Discussion and Analysis ("MD&A") supplements, but does not form part of, the unaudited financial statements of the Company and the notes thereto for the three months ended January 31, 2006. Consequently, the following discussion and analysis of the financial condition and results of operations for Riverstone Resources Inc. ("Riverstone" or the "Company"), should be read in conjunction with the January 31, 2006 unaudited financial statements and the audited annual financial statements for the year ended October 31, 2005 and related notes therein, which have been prepared in accordance with Canadian generally accepted accounting principles, consistently applied.

Discussion of the Company, its operations and associated risks is further described in the Company's filings, available for viewing at www.sedar.com. A copy of this MD&A will be provided to any applicant upon request.

GENERAL

Riverstone is a mineral exploration company that has interests in 13 mineral permits in Burkina Faso, West Africa. Four of the Company's properties are subject to option agreements and net smelter return royalties, while other properties are held in the form of government exploration permits in trust for the Company. All of the properties are subject to a standard Government 10% carried production interest. All property transactions have been conducted on an arm's length basis between the Company and the vendors.

The Rambo, Liguidi Malguem, Solna, Kao, and Yaramoko gold properties are the primary exploration properties held by the Company. In addition, the Company has recently acquired interests in a further eight permits and is actively seeking additional properties for acquisition and exploration and development – see *Subsequent Events*.

SIGNIFICANT EVENTS AND TRANSACTIONS

The Company announced the resignation of one director and the appointment of two new directors, Gregory Isenor P. Geo., past president of Jilbey Gold Exploration prior to its merger with High River Gold Mines, and Alvin Jackson, P. Geo., previously President and Chief Operating Officer with EuroZinc Mining Corporation.

In addition, on January 26, 2006, the Company granted directors a total of 500,000 five-year incentive stock options at an exercise price of $0.26 per share.

MINERAL EXPLORATION

Rambo Permit

The Rambo permit is located in the north-eastern part of Burkina Faso and is contiguous with Golden Star Resource's Goulagou project. The permit comprises 150 square kilometres in area and covers six known areas of artisanal workings. The main Rambo artisanal pit consists of a 60 metre by 40 metre oval pit, which is about 15 metres deep. Diamond drilling by a former operator near the pit returned values

including 20.03 grams per tonne ("g/t") gold over 15.79 metres, 4.29 g/t over 18.0 metres and 2.89 g/t over 15.0 metres.

Previous drilling by the Company has identified a gold-bearing shoot within a sulphide-bearing structure. The shoot has an approximate strike length of 150 metres, has an average true thickness of about 11 metres and has been traced by drilling to a depth of 120 metres. Highlights of previous work by the Company include 12.0 metres grading 7.0 g/t; 6.0 metres grading 16.4 g/t; 7.5 metres grading 4.2 g/t; and 16.5 metres grading 4.5 g/t, 5.05 metres grading 2.16 g/t, and 8.77 metres grading 1.26 g/t (including 3.00 metres grading 2.85 g/t. The holes were drilled on fences spaced 50 metres apart over a strike length of 350 metres. The mineralized structure strikes generally east-west and is open in both directions and to depth.

Work completed to date has also included prospecting and rock sampling in several new artisanal sites. Rock sampling at the Bonguirga site, a new artisanal site located about 500 metres northeast of the Rambo mineralized zone, returned impressive gold values in rock samples. Two selected samples of quartz vein material from the site assayed 394.8 g/t gold and 66.8 g/t gold.

There was very little field work conducted in the current quarter, however, further work is planned for 2006.

Liguidi Malguem Permit

The Company has entered into an agreement to acquire an 80% interest in the Liguidi Malguem mineral permit in Burkina Faso. The permit covers an area of 225 square kilometres and is located 125 kilometres southeast of Ouagadougou, the capital of Burkina Faso, and 50 kilometres southeast of the Bombore property presently being explored by Orezone Resources Inc. The Company has completed a geochemical survey over most of the property together with a program of geological mapping and rock sampling which has confirmed an extensive area with gold values in soils generally over 15 parts per billion ("ppb"), covering an area approximately 13 kilometres in length and 3 kilometres in width.

Within this area are several anomalous zones where soil gold values are generally over 50 ppb and as high as 2,600 ppb. The largest of these covers an area approximately 4 kilometres in length and up to 2 kilometres in width. Several other anomalous zones are at least 1 kilometre long and up to 1 kilometre in width. Assay results of the first 79 rock samples taken in the larger grid area showed 26 samples with higher values of between 100 ppb and 500 ppb and a further 8 samples between 1.3 g/t and 12.0 g/t gold.

While limited exploration work has been completed in the current quarter, previous work has identified three specific target areas - the Three Hills area near the centre of the permit, the Wayalguin area to the north-east and the Dassoui area to the south-west. The existence of artisanal gold workings is widespread in the area.

At Three Hills, an exposed area of schist with disseminated sulphide minerals and sulphide-bearing quartz veinlets appears similar to the gold-bearing schist horizon at Jilbey Gold's (now High River Gold) Bissa deposit. Previous trenching across one of the anomalies returned two zones of significant gold mineralization. Zone 1 showed 18 metres grading 1.45 g/t gold, including 10.5 metres at 2.01 g/t gold and Zone 2 showed a further 18 metres grading 1.53 g/t gold and including 7.5 metres at 2.26 g/t gold. Previous reverse circulation drilling at two of the four known gold anomalies at Three Hills returned significant results including 16.50 metres grading 1.25 g/t gold. The drilling has validated the initial geochemical work, and further exploration work is warranted.

Wayalguin is located approximately two kilometres east of the Three Hills prospect, and previous work on this permit has focused on the area surrounding two artisanal workings. The zone is underlain by Tarkwaian metasediments, which locally bear sulphide minerals. Trench sampling has indicated at least one broader interval of approximately 6 metres with an average grade of 2 g/t gold, which included samples of 8.3 g/t gold over 0.7 metres and 3.5 g/t gold over 1.5 metres. This mineralization is related to an east-west trending, moderately north dipping structure. Previous drilling across the eastern portion of

an 800 metre long geochemical anomaly encountered 2.22 g/t gold over 6.0 metres and 1.86 g/t gold over 4.5 metres. Two holes intersected several narrow intervals (1.5 metres) grading about 1.0 g/t gold.

The main Dassoui zone covers a 4 kilometre by 1 kilometre area surrounding four artisanal sites where gold has been recovered from quartz veins and stockwork veinlets. The soil geochemical survey identified multiple zones anomalous in gold and up to 2 kilometres in length trending generally in a south west-north east direction. The Dassoui area has not yet been tested by drilling.

Kao Permit

The Kao permit is contiguous with the south side of the Rambo permit. Previous work completed on this permit is comprised of grid soil sampling, rock sampling and prospecting. Soil sampling in areas of new artisanal workings has outlined one very strong gold anomaly, with dimensions of about 1 kilometre by 2 kilometres within the +10 ppb gold contour. Peak soil values range from 270 to 1,460 ppb gold. Two other slightly smaller anomalies have been delineated elsewhere on the permit. Several rock samples collected from scattered areas of artisanal workings returned very encouraging gold values. Among these are numerous samples grading greater than 0.5 g/t gold, with two notable samples, from different areas, grading 10.1 g/t and 13.1 g/t gold. Limited work was completed in the current quarter, however, further exploration is planned for 2006.

Yaramoko Permit

This permit is located approximately 200 kilometres west-southwest of Ouagadougou. Previous work on this property has been concentrated on mapping, soil sampling, prospecting and rock sampling. Several rock samples from scattered areas on the permit have returned significant results, including 16 samples with values ranging from 1.0 g/t to 11.9 g/t gold. Soil sampling in the area of recent artisanal workings has outlined several gold in soil anomalies, with many values exceeding 100 ppb gold. The largest of these anomalous areas measures about 500 metres wide by 3.5 kilometres long and covers an area with numerous active workings. This and several smaller anomalous areas require follow-up in the coming year.

Solna Permit

The Solna Permit, covering approximately 160 square kilometres, is located in eastern Burkina Faso about 250 kilometres north-east of Ouagadougou. Gold mineralization is hosted in a zone of numerous quartz and quartz-tourmaline veins cutting foliated and sheared rocks of the Sebba greenstone belt, which is part of the lower Proterozoic Birimian greenstone sequence that hosts most of the major gold deposits in West Africa. Solna is approximately 75 kilometres west of the Samira Hill gold mine of Etruscan Resources where a resource of 2 million ounces of gold has been announced. It has been reported that Samira Hill expected to produce 120,000 ounces of gold in 2005.

Minimal work at Solna was completed in the current quarter, however, previous exploration confirms a significant area that is anomalous in gold values in both soil and rock chip samples. The main soils anomaly identified to date extends at least 2 kilometres in length and averages approximately 250 metres in width, with gold values in soils in excess of 100 ppb and ranging up to approximately 1.3 g/t gold. In addition, a parallel secondary mineralized corridor lies outside this main anomalous zone.

Within these areas, rock chip samples ranged from several parts per billion gold to as high as 8.3 g/t gold, including values of 6.7 g/t, 6.8 g/t and 7.8 g/t gold. A total of 143 rock samples have been taken at Solna, of which over 20% showed gold values of greater than 1.0 g/t gold, including 17% greater than 2.0 g/t gold. Artisanal gold workings are also evident within the areas.

Two trenches spaced about 150 metres apart within the geochemical anomaly returned significant gold values including 15 metres grading 4.5 g/t gold (including 7.5 metres grading 7.3 g/t gold), 2.84 g/t gold, a further 6 metres grading 1.18 g/t gold, and a further 3 metres grading 1.44 g/t gold. Further work is planned in 2006.

RESULTS OF OPERATIONS

The loss for the three-month period was $122,928, which is consistent with the loss of $119,167 for the same quarter of the previous year. Significant items comprising the current loss include $24,000 in administration and management fees, $18,651 for interest and financing, $12,000 for rent and office services, and $37,353 in stock-based compensation, an non-cash item. Cash flows used in operations, before changes in non-cash working capital items, totalled $66,903 compared to cash of $84,859 used in operations in the prior period's quarter.

Compared to the same quarter of the prior year, general and administrative costs were relatively consistent. Savings in management fees, professional fees, and shareholder information costs were offset by $18,651 in interest and financing costs, which are a new item this quarter. To span a period of cash shortage, the Company arranged a $90,000 bridge financing loan from a director and certain parties related to directors. Pursuant to the loan agreements, the Company issued 90,000 shares, as a bonus to the lenders, at a deemed price of $0.20 per share for a total financing cost of $18,000. Accrued interest for the period amounted to $651.

The Company incurred resource property costs of $241,093 during the quarter as a result of exploration work completed on its Burkina Faso properties. This compares to $462,483 incurred in the same quarter of the prior year when the Company was more active in the field.

SUMMARY OF QUARTERLY RESULTS

Financial Data for the Last Eight Quarters

Three Months Ended	Jan-06	Oct-05	Jul-05	Apr-05	Jan-05	Oct-04	Jul-04	Apr-04
Total Revenues	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil
Loss before stock-based compensation	$85,575	$71,722	$96,809	$99,725	$84,859	$109,792	$62,858	$30,463
Loss for the period	$122,928	$116,744	$137,367	$172,346	$119,167	$73,383	$165,486	$30,463
Loss per share	$0.01	$0.01	$0.01	$0.01	$0.01	$0.01	$0.02	$0.00

The quarterly losses presented (before stock-based compensation) are fairly consistent, with the exception of the quarter ended April 30, 2004. During this quarter, the Company was still relatively inactive, with only the Rambo property under exploration, and with less administrative overhead.

Cash flows used in operations, before changes in non-cash working capital items, were fairly consistent over the four most recent quarters averaging approximately $83,000 per quarter.

FINANCIAL POSITION AND LIQUIDITY

Riverstone has no history of profitable operations and its mineral projects are at an early stage. Therefore, it is subject to many risks common to comparable companies, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources as well as a lack of revenues.

At January 31, 2006, the Company had cash on hand of $352,283 compared to $97,036 at October 31, 2005. The Company had a working capital deficiency of $418,049 compared to working capital deficiency of $137,729 as at October 31, 2005.

On December 16, 2005, the Company arranged a $90,000 bridge-financing loan to fund the Company's continuing operations. On February 2, 2006 the Company raised $465,000 under a private placement (See *Subsequent Events)*, $395,000 of which had been received by January 31, 2006. At the closing of the private placement on February 2, 2006, the Company's working capital position improved to a positive balance of approximately $46,951. The Company's current working capital position is insufficient to meet its ongoing operations.

CAPITAL RESOURCES AND COMMITMENTS

The Company has cash payment, share issuance and mineral expenditure requirements under its Rambo property agreement. Terms of the agreement require cash payments totalling US$240,000 and the issuance to the vendors of a total of 250,000 common shares of the Company over a period of four years, with a work commitment totalling US$500,000 over a period of three years. As at the date hereof, the Company has satisfied the entire exploration expense requirement on the property. To earn its interest in the property, the Company must make the remaining scheduled cash payments of US$135,000 and issue 100,000 shares before December 15, 2007.

The Company has cash payment and mineral expenditure requirements under its Liguidi Malguem property agreement. This agreement calls for cash payments totalling US$95,000 and requires the Company to incur exploration expenditures of approximately $210,000. As at the date hereof, the Company has satisfied the entire exploration expense requirement on the property and must make the remaining cash payment of US$30,000 on or before November 1, 2006 to earn its interest in the property

The Company has cash payment and mineral expenditure requirements under its Tangapella/Sabila property agreement. This agreement calls for cash payments totalling US$140,000 and requires the Company to incur exploration expenditures of approximately $250,000 per year for three years.

The Company has business services agreements, with two of its directors, which call for monthly payments of $4,000 each with a term of two years, renewable upon mutual consent. The Company also has a month-to-month agreement, with a company related by certain directors it has in common, for office rent and administrative support services. The Company pays $4,000 per month and the agreement can be cancelled at any time.

The Company has a loan payable of $90,000 due to a director and parties related to directors. The loan bears interest at 6% per annum and is due December 15, 2006.

As at January 31, 2006, the Company had insufficient capital to complete the terms of its property agreements and meet its overhead requirements for the ensuing year. On February 2, 2006, the Company raised an additional $465,000 under a private placement – See *Subsequent Events*. It will be necessary for the Company to arrange for additional financing during the coming year to meet its ongoing exploration and overhead requirements.

Management believes it will be able to raise equity capital as required in the long term, but recognizes the risks attached thereto. Historically the capital requirements of the Company have been met by equity subscriptions. Although the Company has been successful in the past in obtaining financing, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing may be favourable.

OFF-BALANCE SHEET ARRANGEMENTS

The Company had no off-balance sheet arrangements as at 31 January 2006 or as at the date hereof.

RELATED PARTY TRANSACTIONS

Transactions with related parties are disclosed in the financial statements and include administration and management fees for the quarter of $24,000 (2005 - $31,500) and rent and office services of $12,000 (2005 - $12,000) paid to a company with which the company shares directors in common. The decrease in management fees is due to the resignation of one of the Company's paid directors.

CHANGES IN ACCOUNTING POLICIES

There were no changes in accounting policies in the quarter under review.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and term deposits, GST receivable, accounts payable, subscriptions receivable, and loan payable. The Company maintains most of its cash in Canadian dollars; however, from time to time a small amount of cash is maintained in foreign currencies and is therefore subject to changes in fair value due to fluctuations in exchange rates. The loan payable is at a fixed interest rate. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

Consistent with other companies in the mineral exploration industry, Riverstone has no source of operating revenue. The Company's January 31, 2006 unaudited financial statements provide a breakdown of the general and administrative expenses for the quarter under review (Statement 2) and an analysis of the capitalized and expensed exploration and development costs incurred on its mineral properties (Schedule and Note 4d).

OUTSTANDING SHARES

As at January 31, 2006, the Company had 17,131,270 (diluted – 22,052,407 common shares issued and outstanding versus 16,991,270 (diluted – 21,412,407) at October 31, 2005. The increase over 2005 is due to the issuance of 50,000 shares under the Rambo option agreement (see *Mineral Exploration)* and 90,000 shares as a loan bonus (see *Results of Operations*). In addition, the increase in the number of diluted shares since October 31, 2005 reflects the granting of 500,000 options to directors during the quarter.

Issued and diluted shares outstanding as at the date hereof are 19,456,270 and 25,789,907 respectively. The increases from January 31, 2006 reflects the subsequent issuance of 2,325,000 units under a private placement and the granting of 250,000 options – see *Subsequent Events.*

INVESTOR RELATIONS ACTIVITIES

With respect to public relations, the Company's provides information from its corporate offices to investors and brokers directly through its association with Mr. Richard Roy. In addition, during the quarter, the Company signed a six-month investor relations agreement with Mr. Ron Cooper.

MANAGEMENT

Riverstone is very dependent upon the personal efforts and commitments of its existing management. To the extent that management's services would be unavailable for any reason, a disruption to the operations of Riverstone could result, and other persons would be required to manage and operate the Company.

SUBSEQUENT EVENTS

Subsequent to the end of the quarter, the Company completed a non-brokered private placement of 2,325,000 units at a price of $0.20 per unit for proceeds of $465,000. Each unit consists of one common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.30 until 2 February 2007.

In addition, the Company re-priced 345,000 options from an exercise price of $0.40 per share to $0.26 per share and granted 250,000 five-year options at an exercise price of $0.34 to an investor relations consultant.

The Company recently acquired government exploration permits granting the Company a 100% interest in each of the Biliga, Malgtaba, Bissiga and Pella properties located in the Bissa Gonglou corridor in Burkina Faso, West Africa. In addition, on March 22, 2006 the Company announced that it had entered

into an option agreement to acquire a 90% interest in the Tangapella and Sabila properties in Burkina Faso, also in the Bissa Gonglou corridor. This agreement calls for scheduled cash payments totalling US$140,000 over three years and requires the Company to incur exploration expenditures of approximately $250,000 per year for three years.

DISCLOSURE CONTROLS AND PROCEDURES

The Company continues to refine its disclosure controls and procedures from time to time, and the CEO and CFO have concluded that, during the period, the process effectively ensured that material information was accumulated and communicated to management in sufficient time for management to make decisions regarding the Company's disclosure required by securities legislation.

RISK FACTORS

Companies operating in the mining industry face many and varied kinds of risks. While risk management cannot eliminate the impact of all potential risks, the Company strives to manage such risks to the extent possible and practical. Following are the risk factors most applicable to the Company:

Exploring and developing mineral resource projects bears a high potential for all manner of risks. Additionally, few exploration projects successfully achieve development due to factors that cannot be predicted or foreseen. Moreover, even one such factor may result in the economic viability of a project being detrimentally impacted such that it is neither feasible nor practical to proceed. The Company closely monitors its activities and those factors that could impact them, and employs experienced consulting, engineering, insurance and legal advisors to assist in its risk management reviews.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

At present the principal activity of the Company is the exploration and development of gold resource properties. The feasible development of such properties is highly dependent upon the price of gold. A sustained and substantial decline in commodity gold prices could result in the write-down, termination of exploration and development work or loss of its interests in identified resource properties. Although such prices cannot be forecasted with certainty, the Company carefully monitors factors that could affect gold commodity prices in order to assess the feasibility of its resource projects.

Exploration and development projects are subject to the environmental laws and regulations of the country within which the Company is conducting its operations. As such laws are subject to change, the Company carefully monitors proposed and potential changes, and ensures that it is and will be in strict compliance. Various non-governmental organizations dedicated to environmental protection monitor, amongst others, the mining industry. These organizations have in the past commenced actions with the regulatory agencies or the courts to prevent or delay mining activities.

FORWARD-LOOKING STATEMENTS

Certain statements made and information contained in this MD&A and elsewhere constitute "forward-looking information" within the meaning of the Ontario Securities Act. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development results will not be consistent with the Company's expectations, accidents, equipment breakdowns, title matters and surface access, labour disputes, the potential for delays in exploration activities, the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Burkina Faso will

continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

APPROVAL

The Board of Directors of the Company has approved the disclosure contained in this Interim Management Discussion and Analysis.

Respectfully submitted
On Behalf of the Board of Directors

"Michael D. McInnis"

Michael D. McInnis, P. Eng., President

Form 52-109FM2 – Certification of Interim Filings

I, **Michael D. McInnis,** Chief Executive Officer of **Riverstone Resources Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Riverstone Resources Inc.** (the issuer) for the period ending January 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: March 30, 2006

"Michael D. McInnis"

Michael D. McInnis, Chief Executive Officer

Form 52-109FM2 – Certification of Interim Filings

I, **Kerry Spong,** Chief Financial Officer of **Riverstone Resources Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Riverstone Resources Inc.** (the issuer) for the period ending January 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: March 30, 2006

"Kerry Spong"

Kerry Spong, Chief Financial Officer

RECEIVED
2006 SEP -7 P 3:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RIVERSTONE RESOURCES INC.

#906-595 Howe Street,
Vancouver, B.C. V6C 2T5
Tel: 604-801-5020
Fax: 604-801-6075

INTERIM FINANCIAL STATEMENTS

30 April 2006

Unaudited

MANAGEMENT COMMENT

These interim financial statements of Riverstone Resources Inc. for the six months ended 30 April 2006 have been prepared by management and have not been subject to review by the Company's auditors.

Riverstone Resources Inc. <u>Statement 1</u>

Interim Balance Sheets

Canadian Funds
Unaudited

ASSETS		As at 30 April 2006		As at 31 October 2005
Current				
Cash	$	**62,406**	$	97,036
GST receivable		**19,497**		37,734
Prepaid expenses *(Note 6a)*		**70,540**		11,932
		152,443		146,702
Resource Property Costs – *Schedule (Note 4)*		**3,780,415**		3,304,973
Plant and Equipment *(Note 5)*		**10,685**		8,959
	$	**3,943,543**	$	3,460,634

LIABILITIES				
Current				
Accounts payable and accrued liabilities				
- trade	$	**233,643**	$	230,533
- related parties		**119,877**		53,898
Loan payable *(Note 10)*		**90,000**		-
		443,520		284,431

Continued Operations *(Note 1)*
Commitments *(Note 9)*

SHAREHOLDERS' EQUITY				
Share Capital *(Note 6)*		**5,170,754**		4,660,254
Contributed Surplus *(Note 6b)*		**749,082**		654,300
Deficit - *Statement 2*		**(2,419,813)**		(2,138,351)
		3,500,023		3,176,203
	$	**3,943,543**	$	3,460,634

ON BEHALF OF THE BOARD:

"Michael D. McInnis", Director

"James Robertson", Director

- See Accompanying Notes -

Riverstone Resources Inc.

Statement 2

Interim Statements of Loss and Deficit

Canadian Funds
Unaudited

	For the Three Months Ended 30 April		For the Six Months Ended 30 April	
	2006	2005	**2006**	2005
Indirect and Administrative				
Administration and management	**$ 24,000**	$ 31,500	**$ 48,000**	$ 63,000
Amortization	**750**	-	**1,422**	-
Consulting	**8,250**	8,469	**16,675**	18,124
Foreign exchange loss (gain)	**(5,255)**	(507)	**(4,868)**	1,720
General exploration	**-**	-	**-**	335
Interest and financing *(Note 10)*	**1,361**	-	**20,012**	-
Office and general	**3,538**	9,017	**5,369**	11,537
Professional	**23,739**	19,023	**31,239**	35,392
Rent and office services	**12,000**	12,000	**24,000**	24,000
Shareholder information	**3,252**	4,293	**3,445**	8,602
Stock-based compensation *(Note 6f)*	**57,253**	72,621	**94,606**	106,929
Stock exchange and filing fees	**11,202**	5,194	**15,117**	6,692
Transfer agent	**5,255**	2,704	**7,452**	4,396
Travel and promotion	**13,189**	8,931	**18,993**	13,431
Loss Before the Under-noted	**158,534**	173,245	**281,462**	294,158
Interest income	**-**	(899)	**-**	(2,645)
Loss for the Period	**158,534**	172,346	**281,462**	291,513
Deficit - beginning of period	**2,261,279**	1,711,894	**2,138,351**	1,592,727
Deficit – End of Period	**$ 2,419,813**	$ 1,884,240	**$ 2,419,813**	$ 1,884,240
Loss Per Share - Basic and Diluted	**$ 0.01**	$ 0.01	**$ 0.02**	$ 0.03
Weighted-Average Shares Outstanding	**19,430,146**	11,830,382	**18,207,237**	11,248,203

- See Accompanying Notes -

Riverstone Resources Inc.

Statement 3

Interim Statements of Cash Flows

Canadian Funds
Unaudited

Cash Resources Provided By (Used In)	For the Three Months Ended 30 April 2006	2005	For the Six Months Ended 30 April 2006	2005
Operating Activities				
Loss for the period	**$ (158,534)**	$ (172,346)	**$ (281,462)**	$ (291,513)
Items not affecting cash				
Amortization	**750**	-	**1,422**	-
Shares issued for loan bonus	**-**	-	**18,000**	-
Stock-based compensation	**57,253**	72,621	**94,606**	106,929
	(100,531)	(99,725)	**(167,434)**	(184,584)
Net change in non-cash working capital				
GST receivable	**23,723**	16,763	**18,237**	8,119
Prepaid expenses	**(2,639)**	15,473	**(2,946)**	(9,106)
Accounts payable and accrued liabilities				
- trade	**71,313**	(246)	**44,822**	1,121
- related	**40,196**	8,442	**65,979**	19,945
	32,062	(59,293)	**(41,342)**	(164,505)
Investing Activities				
Plant and equipment	**(3,148)**	-	**(3,148)**	-
Resource property costs	**(333,129)**	(389,079)	**(489,478)**	(820,816)
	(336,277)	(389,079)	**(492,626)**	(820,816)
Financing Activities				
Shares issued for cash	**465,000**	231,150	**465,000**	231,150
Share subscriptions received	**(395,000)**	-	**-**	-
Deferred share issuance costs	**(55,662)**	-	**(55,662)**	-
Loan payable proceeds	**-**	-	**90,000**	-
	14,338	231,150	**499,338**	231,150
Net Increase (Decrease) in Cash	**289,877**	(217,222)	**(34,630)**	(754,171)
Cash position - beginning of period	**352,283**	348,385	**97,036**	885,334
Cash Position - End of Period	**$ 62,406**	$ 131,163	**$ 62,406**	$ 131,163
Schedule of Non-Cash Investing and Financing Transactions				
Shares issued for resource properties	**$ -**	$ -	**$ 27,500**	$ 27,500
Increase (decrease) in resource property accounts payable	**$ (98,780)**	$ 56,911	**$ (41,712)**	$ 56,911
Stock-based compensation recorded for resource properties	**$ -**	$ 10,532	**$ 176**	$ 13,778

- See Accompanying Notes -

Riverstone Resources Inc. Schedule

Interim Schedules of Resource Property Costs

Canadian Funds
Unaudited

	For the Three Months Ended 30 April		For the Six Months Ended 30 April	
	2006	2005	**2006**	2005
Direct – Mineral				
Burkina Faso, West Africa				
Rambo Property				
Acquisition and option payments *(Note 4a)*	**$ 17,452**	$ -	**$ 44,952**	$ 89,090
Camp and general	**11,681**	53,362	**38,834**	79,278
Consulting	**750**	937	**750**	2,437
Drilling	**-**	1,214	**-**	1,214
Geochemical and assay	**-**	-	**-**	27
Geological	**22,009**	14,951	**60,099**	38,278
Local labour	**-**	(735)	**-**	10,117
Project management	**6,084**	879	**8,585**	5,014
Report preparation	**-**	556	**-**	1,139
Stock-based compensation *(Note 6f)*	**-**	10,532	**176**	13,778
Transportation	**739**	5,705	**3,879**	6,557
	58,715	87,401	**157,275**	246,929
Liquidi Malguem Property				
Acquisition and option payments *(Note 4b)*	**-**	12,663	**-**	66,779
Camp and general	**9,462**	103,155	**23,708**	137,810
Consulting	**-**	3,469	**-**	7,965
Geochemical and assay	**-**	40,228	**-**	116,597
Geological	**13,981**	51,432	**31,880**	90,472
Lease, licenses and taxes	**-**	1,398	**-**	1,398
Local labour	**-**	14,788	**-**	25,614
Project management	**5,651**	2,669	**7,042**	7,584
Report preparation	**-**	84	**-**	280
Transportation	**1,145**	21,102	**2,068**	23,294
	30,239	250,988	**64,698**	477,793
Solna Property				
Camp and general	**10,489**	43,789	**29,978**	60,571
Consulting	**-**	3,281	**-**	5,717
Geochemical and assay	**-**	9,331	**-**	17,972
Geological	**18,422**	31,378	**47,931**	53,774
Lease, licenses and taxes	**-**	-	**-**	2,414
Local labour	**-**	8,233	**-**	19,059
Project management	**5,485**	1,735	**7,037**	5,067
Report preparation	**-**	-	**-**	133
Transportation	**736**	18,309	**887**	19,221
	35,132	116,056	**85,833**	183,928
Balances Carried Forward	**$ 124,086**	$ 454,445	**$ 307,806**	$ 908,650

- See Accompanying Notes -

Riverstone Resources Inc.

Schedule (Cont'd)

Interim Schedules of Resource Property Costs

Canadian Funds

Unaudited

	For the Three Months Ended 30 April		For the Six Months Ended 30 April	
	2006	2005	**2006**	2005
Balances Brought Forward	**$ 124,086**	$ 454,445	**$ 307,806**	$ 908,650
Direct – Mineral				
Burkina Faso, West Africa				
Kao Property				
Camp and general	**8,551**	-	**18,322**	-
Geological	**9,745**	-	**22,375**	-
Lease, licenses and taxes	**1,117**	-	**1,117**	-
Project management	**5,088**	-	**6,276**	-
Transportation	**736**	-	**994**	-
	25,237	-	**49,084**	-
Yaramoko Property				
Camp and general	**7,557**	-	**14,567**	-
Geological	**9,746**	-	**21,586**	-
Project management	**5,087**	-	**5,323**	-
Transportation	**735**	-	**1,028**	-
	23,125	-	**42,504**	-
Other Properties				
Acquisition and option payments *(Note 4c)*	**60,033**	-	**60,033**	-
Camp and general	**812**	1,796	**5,843**	2,597
Geochemical and assay	**-**	41	**-**	41
Geological	**-**	240	**-**	2,165
Lease, licenses and taxes	**1,056**	-	**10,172**	5,552
	61,901	2,077	**76,048**	10,355
Costs for the Period	**234,349**	456,522	**475,442**	919,005
Balance - beginning of period	**3,546,066**	1,987,757	**3,304,973**	1,525,274
Balance - End of Period	**$ 3,780,415**	$ 2,444,279	**$ 3,780,415**	$ 2,444,279

- See Accompanying Notes -

1. Continued Operations

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

The Company has no source of revenue, and has significant cash requirements to meet its administrative overhead and maintain its mineral interests. The ability to continue as a going concern is dependent upon its ability to generate profitable operations in the future and/or obtain additional financing. While the Company has been successful in the past at raising funds, there can be no assurance that it will be able to do so in the future.

If the going concern assumption were not appropriate for these financial statements then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

2. Significant Accounting Policies and Basis of Presentation

These unaudited interim financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. However, they do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the Company's audited financial statements including the notes thereto for the year ended 31 October 2005. All financial information presented herein is unaudited.

3. Financial Instruments

The fair value of the Company's cash, GST receivable, accounts payable, and loan payable is estimated to approximate their carrying value due to their short-term maturity or capacity of prompt liquidation. The Company maintains only small balances of cash in foreign currencies, which it uses to fund its foreign projects. It is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments.

4. Resource Properties

a) Rambo Property, Burkina Faso, West Africa

The Company has signed an agreement to acquire a 100% interest in the Rambo property located in Burkina Faso, West Africa. The property is subject to a 3% net smelter return royalty and a standard government 10% carried production interest. At its option, the Company may acquire its interest by completing cash payments and share issuances to the optionors and minimum exploration expenditures as follows:

	Cash Payment U.S. Funds	Shares	Exploration Expenditures U.S. Funds
Upon signing of the formal agreement *(paid)*	$ 5,000	-	$ -
Upon regulatory approval *(paid, issued)*	35,000	50,000	-
On or before 15 December 2004 *(paid, issued)*	50,000	50,000	150,000
On or before 15 December 2005 *(i)*	50,000	50,000	150,000
On or before 15 December 2006	50,000	50,000	200,000
On or before 15 December 2007	50,000	50,000	-
	$ 240,000	250,000	$ 500,000

(i) The Company has made all share issuances and cash payments to date (US$35,000 of this payment was made subsequent to 30 April 2006). In addition, the Company has satisfied all exploration expenditure requirements under the agreement.

b) Liquidi Malguem Property, Burkina Faso, West Africa

During the period, the Company signed an agreement to acquire an 80% interest in the Liquidi Malguem property located in Burkina Faso. At its option, the Company may earn its interest by completing cash payments to the optionors and approximate minimum exploration expenditures as follows:

	Cash Payment U.S. Funds	Exploration Expenditures U.S. Funds
Upon signing of the agreement *(paid)*	$ 45,000	$ -
On or before 31 December 2004 *(completed)*	-	85,000
On or before 1 November 2005 *(paid)*	20,000	-
On or before 31 December 2005 *(completed)*	-	125,000
On or before 1 November 2006	30,000	-
	$ 95,000	$ 210,000

Upon earning its interest, the Company and the optionor will form a joint venture, which will include standard dilution clauses. If either party is reduced to a 10% interest, the interest will revert to a 2% net smelter return royalty.

4. Resource Properties *- continued*

c) Other Properties, West Africa

The Company has acquired government exploration permits granting the Company, through a third party, a 100% interest in the Solna, Kao, and Yaramoko properties located in Burkina Faso. The permits are held in trust for the Company by a Burkina Faso resident associated with the Company. An application has been made to the government to have these permits transferred to the Company.

The Company has also incurred costs on exploring additional properties in West Africa including the Yantara and Teyango permits. These costs are being carried as Other Properties until such time as significant costs are expended on a specific property and a definitive acquisition agreement is established.

During the period, the Company entered into an option agreement to acquire a 90% interest in the Tangapella and Sebila properties in Burkina Faso. The agreement calls for cash payments totalling US$140,000 over three years and requires the Company to incur exploration expenditures of approximately $290,000 in the first year.

In addition, the Company signed an option agreement to acquire a 90% interest in the Tao property in Burkina Faso. The agreement calls for cash payments totalling US$132,000 over three years and requires the Company to incur exploration expenditures of approximately $110,000 in the first year. As at 30 April 2006, the Company has made cash payments of US$42,000.

d) Details of cumulative expenditures are as follows:

	Acquisition	Exploration	**30 April 2006**	31 October 2005
Rambo	$ 228,128	$ 1,951,116	**$ 2,179,244**	$ 2,021,969
Liquidi Malguem	79,989	714,188	**794,177**	729,479
Solna	-	311,983	**311,983**	226,150
Kao	-	224,275	**224,275**	175,191
Yaramoko	-	185,052	**185,052**	142,548
Other properties	60,033	25,651	**85,684**	9,636
	$ 368,150	$ 3,412,265	**$ 3,780,415**	$ 3,304,973

All Burkina Faso properties are subject to a standard government 10% carried production interest.

5. Plant and Equipment

Details are as follows:

	Cost	Accumulated Amortization	**30 April 2006**	31 October 2005
Computer equipment	$ 12,932	$ 2,247	**$ 10,685**	$ 8,959

6. Share Capital

The authorized share capital of the company consists of an unlimited number of common shares without par value.

a) Share issuance details are as follows:

	2006			2005		
	Shares		**Amount**	Shares		Amount
Balance - beginning of period	**16,991,270**	**$**	**4,660,254**	10,679,601	$	3,291,998
Private placement *(i)*	**2,325,000**		**465,000**	-		-
Shares issued for property *(Note 4a)*	**50,000**		**27,500**	50,000		27,500
Shares issued for loan bonus *(Note 10)*	**90,000**		**18,000**	-		-
Shares issued on exercise of options	**-**		**-**	105,000		14,700
Shares issued on exercise of warrants	**-**		**-**	1,747,500		216,450
Balance - end of period	**19,456,270**	**$**	**5,170,754**	12,582,101	$	3,550,648

(i) During the period, the Company completed a non-brokered private placement of 2,325,000 units at a price of $0.20 for gross proceeds of $465,000. Each unit consists of one common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.30 until 2 February 2007.

In addition, during the period the Company paid legal and other costs totalling $55,662 that relate to a brokered private placement that completed subsequent to 30 April 2006 *(Note 12)*. These costs have been classified in these financial statements as prepaid expenses.

b) Contributed Surplus

Details are as follows:

		2006		2005
Balance - beginning of period	**$**	**654,300**	$	441,521
Stock-based compensation *(Note 6f)*		**94,782**		120,707
Balance - end of period	**$**	**749,082**	$	562,228

c) As at 30 April 2006, there were 184,906 (2005 – 369,811) shares held in escrow, which are being released over time according to TSX Venture Exchange policy.

d) As at 30 April 2006, the Company had share purchase warrants outstanding entitling the holder to purchase the following:

Shares	Exercise Price	Expiry Date
1,812,603	$ 0.36	9 June 2006
268,534	$ 0.30	9 June 2006
250,000	$ 0.36	12 July 2006
1,162,500	$ 0.30	2 February 2007
3,493,637		

6. Share Capital – *continued*

e) As at 30 April 2006, the Company had stock options outstanding as follows:

Grant Date	Number	Exercise Price	Expiry Date
19 August 2003	505,000	$ 0.14	19 August 2008
12 January 2004	345,000	$ 0.26	12 January 2009
5 May 2004	605,000	$ 0.38	5 May 2009
1 September 2004	100,000	$ 0.32	1 September 2009
13 April 2005	75,000	$ 0.40	13 April 2009
28 September 2005	60,000	$ 0.35	28 September 2010
26 January 2006	500,000	$ 0.26	26 January 2011
27 February 2006	250,000	$ 0.34	27 February 2011
18 April 2006	200,000	$ 0.42	18 April 2011
	2,640,000		

The outstanding options have a weighted-average exercise price of $0.31 and a weighted-average remaining life of 3.56 years. As at 30 April 2006, 1,941,250 of these options had vested.

f) Stock-Based Compensation

For the periods ended 30 April, the Company granted stock options to its directors, officers and employees and estimated stock-based compensation as follows:

		2006		2005
Total options granted		**950,000**		180,000
Average exercise price	**$**	**0.31**	$	0.40
Estimated fair value of compensation	**$**	**207,795**	$	49,999
Estimated fair value per option	**$**	**0.22**	$	0.28

In addition, during the period the Company re-priced 440,000 options from an exercise price of $1.10 per share to an exercise price of $0.40 per share. The Company subsequently re-priced 345,000 of these options to an exercise price of $0.26 per share. All other terms of the grant remain unchanged. Incremental stock-based compensation relating to these options has been estimated at $38,774.

The fair value of the stock-based compensation to be recognized in the accounts has been estimated using the Black-Scholes Option-Pricing Model with the following weighted-average assumptions:

	2006	2005
Risk-free interest rate	**4.03%**	3.50%
Expected dividend yield	**0.00%**	0.00%
Expected stock price volatility	**100.00%**	95.04%
Expected option life in years	**4.47**	4.11

6. Share Capital – *continued*

f) Stock-Based Compensation - *continued*

The Company has recorded stock-based compensation for options that vested during the period as follows:

		2006		2005
Number of options vested in period		**817,500**		711,250
Stock-based compensation expense	**$**	**94,606**	$	106,929
Capitalized to mineral properties		**176**		13,778
Total compensation recognized for the period		**94,782**		120,707
Transfer to share capital – options exercised		**-**		-
Net addition to contributed surplus for the period	**$**	**94,782**	$	120,707

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimated, and therefore it is management's view that the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock option grants.

7. Related Party Transactions

Related party transactions not disclosed elsewhere in these financial statements are as follows:

a) Administration and management fees paid to directors and companies controlled by directors - $48,000 (2005 - $63,000);

b) Rent and office services fees paid to a company with directors in common - $24,000 (2005 - $24,000);

c) Graphic design and drafting fees paid to parties related to directors - $750 (2005 - $3,875).

8. Income Taxes

a) The Company has incurred non-capital losses for income tax purposes of approximately $913,000 that may be used to reduce future taxable income and expire as follows:

Year of Expiry		Amount
2006	$	11,000
2007		13,000
2008		94,000
2009		118,000
2010		116,000
2014		229,000
2015		332,000
	$	913,000

b) The Company has approximately $3,673,000 of resource related expenditures that may be carried forward indefinitely and used to reduce prescribed taxable income in future years.

8. Income Taxes – *continued*

c) The Company has taken a full valuation allowance against these losses and expenditures and, therefore, the potential future tax benefits arising therefrom have not been recognized in these financial statements.

9. Commitments

The Company has management services agreements with two of its directors that call for an aggregate of $8,000 per month. The contracts are for rolling two-year terms that renew automatically each year, unless otherwise terminated or altered by mutual consent. Should the Company terminate these contracts without cause, it would become liable for the total amounts payable under the contracts for the remaining terms.

10. Loan Payable

During the period, the Company arranged a $90,000 bridge financing loan from a director and parties related to directors to fund short-term working capital needs. The loan bears interest at 6% per annum and is due 15 December 2006. The Company also issued 90,000 bonus shares at a deemed value of $0.20 per share in consideration of the loan *(Note 6)*. The loan was repaid in full subsequent to 30 April 2006.

11. Segmented Information

The Company currently operates in only one segment, that being the mining exploration industry. Details of segmented operations are reflected only in the balance sheet.

	2006		
	Canada	Burkina Faso	Total
Assets	$ 129,102	$ 3,814,441	$ 3,943,543
	2005		
	Canada	Burkina Faso	Total
Assets	$ 138,951	$ 2,476,980	$ 2,615,931

12. Subsequent Events

Subsequent to 30 April 2006, the Company completed a brokered private placement of 8,212,500 units of the Company at a price of $0.40 per unit for gross proceeds of $3,285,000. Each unit consists of one common share of the Company and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company for a price of $0.55 per share until November 4, 2007. The agent received a cash commission of 6.5% and compensation warrants equal to 7% of the number of units sold. Each compensation warrant entitles the agent to purchase one common share of the Company at a price of $0.40 until November 4, 2007.

In addition, the Company received cash proceeds of $292,097 upon the exercise of 856,135 share purchase warrants.

RIVERSTONE RESOURCES INC.
Report to Shareholders and
Management Discussion and Analysis
of the Financial Position and Results of Operations
for the Six Months Ended April 30, 2006

June 27, 2006

TO OUR SHAREHOLDERS:

This Management's Discussion and Analysis ("MD&A") supplements, but does not form part of, the unaudited financial statements of the Company and the notes thereto for the six months ended April 30, 2006. Consequently, the following discussion and analysis of the financial condition and results of operations for Riverstone Resources Inc. ("Riverstone" or the "Company"), should be read in conjunction with the April 30, 2006 unaudited financial statements and the audited annual financial statements for the year ended October 31, 2005 and related notes therein, which have been prepared in accordance with Canadian generally accepted accounting principles, consistently applied.

Discussion of the Company, its operations and associated risks is further described in the Company's filings, available for viewing at www.sedar.com. A copy of this MD&A will be provided to any applicant upon request.

GENERAL

Riverstone is a mineral exploration company that has interests in 12 mineral permits in Burkina Faso, West Africa. Five of the Company's permits are subject to option agreements, two of which have net smelter return royalties. All of the properties are subject to a standard government 10% carried production interest. All property transactions have been conducted on an arm's length basis between the Company and the vendors.

The Rambo, Liguidi Malguem, Solna, Kao, and Yaramoko gold properties are the primary exploration properties held by the Company. In addition, the Company has recently acquired interests in a further seven permits and is actively seeking additional properties for acquisition, exploration and development.

SIGNIFICANT EVENTS AND TRANSACTIONS

The Company announced the resignation of one director and the appointment of two new directors, Gregory Isenor P. Geo., past president of Jilbey Gold Exploration prior to its merger with High River Gold Mines, and Alvin Jackson, P. Geo., previously President and Chief Operating Officer with EuroZinc Mining Corporation.

During the six-month period, the Company granted 500,000 five-year incentive stock options at an exercise price of $0.26 per share, 250,000 five-year options at an exercise price of $0.34 and 200,000 five-year options at an exercise price of $0.42. In addition, the Company re-priced 345,000 options from an exercise price of $0.40 per share to $0.26 per share.

On February 2, 2006, the Company completed a non-brokered private placement of 2,325,000 units at a price of $0.20 per unit for proceeds of $465,000. Each unit consists of one common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.30 until February 2, 2007.

The Company recently acquired government exploration permits granting the Company a 100% interest in each of the Biliga, Malgtaba, Bissiga and Pella properties located in the Bissa Gonglou corridor in Burkina Faso, West Africa. In addition, the Company entered into an option agreement to acquire a 90% interest in the Tangapella and Sebila properties, also in the Bissa Gonglou corridor. This agreement calls

for scheduled cash payments totalling US$140,000 over three years and requires the Company to incur exploration expenditures of approximately $290,000 in the first year. An additional option agreement was executed on the Tao permit whereby the Company can earn a 90% interest in the property, located in the north-eastern part of the country. This agreement calls for scheduled cash payments totalling US$132,000 over three years and requires the Company to incur exploration expenditures of approximately $110,000 in the first year.

MINERAL EXPLORATION

Rambo Permit

The Rambo permit is located in the north-central part of Burkina Faso and is contiguous with Golden Star Resource's Goulagou project. The permit comprises 150 square kilometres in area and covers six known areas of artisanal workings. The main Rambo artisanal pit consists of a 60 metre by 40 metre oval pit, which is about 15 metres deep. Diamond drilling by a former operator near the pit returned values including 20.03 grams per tonne ("g/t") gold over 15.79 metres, 4.29 g/t over 18.0 metres and 2.89 g/t over 15.0 metres.

Drilling by the Company in 2003 and 2004 identified a gold-bearing shoot within a sulphide-bearing structure. The shoot has an approximate strike length of 150 metres, has an average true thickness of about 11 metres and has been traced by drilling to a depth of 120 metres. Highlights of this work by the Company include 12.0 metres grading 7.0 g/t, 6.0 metres grading 16.4 g/t, 7.5 metres grading 4.2 g/t, 16.5 metres grading 4.5 g/t, 5.05 metres grading 2.16 g/t, and 8.77 metres grading 1.26 g/t (including 3.00 metres grading 2.85 g/t). The holes were drilled on fences spaced 50 metres apart over a strike length of 350 metres. The mineralized structure strikes generally east-west and is open in both directions and to depth.

Other work completed to date has also included prospecting and rock sampling in several new artisanal sites. Rock sampling at the Bonguirga site, a new artisanal site located about 500 metres northeast of the Rambo mineralized zone, returned impressive gold values in rock samples. Two selected samples of quartz vein material from the site assayed 394.8 g/t gold and 66.8 g/t gold.

There was very little field work conducted in the current period, however, further work is planned for the latter half of 2006 comprising mainly RAB drilling.

Liguidi Malguem Permit

The Company has entered into an agreement to acquire an 80% interest in the Liguidi Malguem mineral permit in Burkina Faso. The permit covers an area of 225 square kilometres and is located 125 kilometres southeast of Ouagadougou, the capital of Burkina Faso, and 50 kilometres southeast of the Bombore property presently being explored by Orezone Resources Inc. The Company has completed a geochemical survey over most of the property together with a program of geological mapping and rock sampling which has confirmed an extensive area with gold values in soils generally over 15 parts per billion ("ppb"), covering an area approximately 13 kilometres in length and 3 kilometres in width.

Within this area are several anomalous zones where soil gold values are generally over 50 ppb and as high as 2,600 ppb. The largest of these covers an area approximately 4 kilometres in length and up to 2 kilometres in width. Several other anomalous zones are at least 1 kilometre long and up to 1 kilometre in width. Assay results of the first 79 rock samples taken in the larger grid area showed 26 samples with higher values of between 100 ppb and 500 ppb and a further 8 samples between 1.3 g/t and 12.0 g/t gold.

Previous work has identified three specific target areas - the Three Hills area near the centre of the permit, the Wayalguin area to the north-east and the Dassoui area to the south-west. The existence of artisanal gold workings is widespread in the area.

At Three Hills, an exposed area of schist with disseminated sulphide minerals and sulphide-bearing quartz veinlets appears similar to the gold-bearing schist horizon at Jilbey Gold's (now High River Gold) Bissa deposit. Previous trenching across one of the anomalies returned two zones of significant gold mineralization. Zone 1 showed 18 metres grading 1.45 g/t gold, including 10.5 metres at 2.01 g/t gold and Zone 2 showed a further 18 metres grading 1.53 g/t gold and including 7.5 metres at 2.26 g/t gold. Reverse circulation drilling by the Company at two of the four known gold anomalies at Three Hills returned significant results including 16.50 metres grading 1.25 g/t gold. The drilling has validated the initial geochemical work and further exploration work is warranted.

Wayalguin is located approximately two kilometres east of the Three Hills prospect, and previous work on this permit has focused on the area surrounding two artisanal workings. The Wayalguin zone is underlain by Tarkwaian metasediments, which locally bear sulphide minerals. Trench sampling has indicated at least one broader interval of approximately 6 metres with an average grade of 2 g/t gold, which included samples of 8.3 g/t gold over 0.7 metres and 3.5 g/t gold over 1.5 metres. This mineralization is related to an east-west trending, moderately north-dipping structure. Previous drilling across the eastern portion of an 800-metre long geochemical anomaly encountered 2.22 g/t gold over 6.0 metres and 1.86 g/t gold over 4.5 metres. Two holes intersected several narrow intervals (1.5 metres) grading about 1.0 g/t gold.

The main Dassoui zone covers a 4 kilometre by 1 kilometre area surrounding four artisanal sites where gold has been recovered from quartz veins and stockwork veinlets. The soil geochemical survey identified multiple zones anomalous in gold and up to 2 kilometres in length trending generally in a northeast direction. The Dassoui area has not yet been tested by drilling.

The 2006 program consists of extensive rock sampling within the areas of geochemical soil anomalies followed by 5,000 meters of RAB drilling.

Bissa Area Permits

The Company holds six permits in the active Bissa area located in north-central Burkina Faso. The Company's permits are adjacent to High River Gold's Bissa project. High River recently announced an independent resource estimate for the Bissa project of 81,980 ounces of gold in the measured category, 580,270 ounces in the indicated category and 679,470 ounces in the inferred category.

The Bissa deposit is located within the Sabcé Shear Zone, which extends north-easterly from High River's property onto Riverstone's Tangapella permit. The Bissa deposit is approximately 6 kilometres from the boundary of the Tangapella permit. The Sebila permit is also located on the eastern boundary of High River's property and overlies a 15 kilometre portion of a shear zone which parallels the Sabcé Shear Zone.

The Tangapella permit in particular appears to be highly prospective. The permit is transected by about 20 kilometres of the Sabcé Shear Zone. Geochemical soil anomalies outlined by previous operators suggest the presence of gold mineralization. Structural folds are present and provide excellent sites for gold emplacement.

A geochemical soil-sampling program covering a grid measuring 10 kilometres in length and 7 kilometres in width and a follow-up RAB drilling program comprising approximately 5,000 metres is planned for the first half of 2006.

Tao Permit

The Tao permit adjoins the Essakane project on its southern boundary. The Essakane project is a joint venture between Orezone Resources Inc. and Gold Fields Limited. Orezone recently announced that Gold Fields has approved a US$9.3 million budget to complete a pre-feasibility study.

Geochemical soil sampling on the TAO permit by a previous operator outlined several large gold anomalies that aggregate greater than 10 kilometres in length. Trenching and RC drilling completed by a

former operator on one of the geochemical anomalies outlined a mineralized zone approximately one kilometre in length. Nine RC Holes were drilled and returned grades ranging from 0.95 g/t gold to 5.0 g/t over widths ranging from 1.5 metres to 13.5 metres.

Riverstone staff is compiling all of the previous data and will be initiating a 5,000 metre RAB drilling program commencing around mid-July, 2006.

Kao Permit

The Kao permit is contiguous with the south side of the Rambo permit. Previous work completed on this permit is comprised of grid soil sampling, rock sampling and prospecting. Soil sampling in areas of new artisanal workings has outlined one very strong gold anomaly, with dimensions of about 1 kilometre by 2 kilometres within the +10 ppb gold contour. Peak soil values range from 270 to 1,460 ppb gold. Two other slightly smaller anomalies have been delineated elsewhere on the permit. Several rock samples collected from scattered areas of artisanal workings returned very encouraging gold values. Among these are numerous samples grading greater than 0.5 g/t gold, with two notable samples, from different areas, grading 10.1 g/t and 13.1 g/t gold. Limited work was completed in the current period, however, further exploration is planned for later in 2006 comprising RAB drilling of anomalies.

Yaramoko Permit

This permit is located approximately 200 kilometres west-southwest of Ouagadougou. The permit's northern boundary adjoins SEMAFO's Mana permit where a production decision has recently been announced. Previous work on this property has been concentrated on mapping, soil sampling, prospecting and rock sampling. Several rock samples from scattered areas on the permit have returned significant results, including 16 samples with values ranging from 1.0 g/t to 11.9 g/t gold. Soil sampling in the area of recent artisanal workings has outlined several gold in soil anomalies, with many values exceeding 100 ppb gold. The largest of these anomalous areas measures about 500 metres wide by 3.5 kilometres long and covers an area with numerous active workings. This and several smaller anomalous areas will be evaluated in 2006 with RC drilling.

Solna Permit

The Solna Permit, covering approximately 160 square kilometres, is located in eastern Burkina Faso about 250 kilometres north-east of Ouagadougou. Gold mineralization is hosted in a zone of numerous quartz and quartz-tourmaline veins cutting foliated and sheared rocks of the Sebba greenstone belt, which is part of the lower Proterozoic Birimian greenstone sequence that hosts most of the major gold deposits in West Africa. Solna is approximately 75 kilometres west of the Samira Hill gold mine of Etruscan Resources where a resource of 2 million ounces of gold has been announced. It has been reported that Samira Hill expected to produce 120,000 ounces of gold in 2005.

Minimal work at Solna was completed in the current period, however, previous exploration confirms a significant area that is anomalous in gold values in both soil and rock chip samples. The main soil anomaly identified to date extends at least 2 kilometres in length and averages approximately 250 metres in width, with gold values in soils in excess of 100 ppb and ranging up to approximately 1.3 g/t gold. In addition, a parallel secondary mineralized corridor lies outside this main anomalous zone.

Within these areas, rock chip samples ranged from several parts per billion gold to as high as 8.3 g/t gold, including values of 6.7 g/t, 6.8 g/t and 7.8 g/t gold. A total of 143 rock samples have been taken at Solna, of which over 20% showed gold values greater than 1.0 g/t gold, including 17% greater than 2.0 g/t gold. Artisanal gold workings are also evident within the areas.

Two trenches spaced about 150 metres apart within the geochemical anomaly returned significant gold values including 15 metres grading 4.5 g/t gold (including 7.5 metres grading 7.3 g/t gold), 3 metres of

2.84 g/t gold, a further 6 metres grading 1.18 g/t gold, and a further 3 metres grading 1.44 g/t gold. Further work is planned for later in 2006 comprising RC drilling of the geochemical anomaly.

RESULTS OF OPERATIONS

The loss for the six-month period was $281,462, which is consistent with the loss of $291,513 for the same period of the previous year. Significant items comprising the current loss include $48,000 in administration and management fees, $20,012 for interest and financing, $24,000 for rent and office services, and $94,606 in stock-based compensation, a non-cash item. Cash flows used in operations, before changes in non-cash working capital items, totalled $167,434 compared to cash of $184,584 used in operations in the same period of the prior year.

Compared to the same period of the prior year, general and administrative costs were relatively consistent. Savings in management fees, office and shareholder information costs were offset by slight increases in filing fees and travel costs, as well as $20,012 in interest and financing costs, which is a new item this period. To span a period of cash shortage, the Company arranged a $90,000 bridge financing loan from a director and certain parties related to directors. Pursuant to the loan agreements, the Company issued 90,000 shares, as a bonus to the lenders, at a deemed price of $0.20 per share for a total non-cash financing cost of $18,000. Accrued interest for the period amounted to $2,012. The reduction in management fees is due to the resignation of one of the paid directors in November 2005.

The Company incurred resource property costs of $475,442 during the period as a result of exploration work completed on its Burkina Faso properties. This compares to $919,005 incurred in the same period of the prior year when the Company was more active in the field.

SUMMARY OF QUARTERLY RESULTS

Financial Data for the Last Eight Quarters

Three Months Ended	Apr-06	Jan-06	Oct-05	Jul-05	Apr-05	Jan-05	Oct-04	Jul-04
Total Revenues	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil
Loss before stock-based compensation	$101,281	$85,575	$71,722	$96,809	$99,725	$84,859	$109,792	$62,858
Loss for the period	$158,534	$122,928	$116,744	$137,367	$172,346	$119,167	$73,383	$165,486
Loss per share	$0.01	$0.01	$0.01	$0.01	$0.01	$0.01	$0.01	$0.02

The quarterly losses presented (before stock-based compensation) are fairly consistent. Stock-based compensation is recognized as stock options vest, which varies due to the timing of the vesting provisions of the various stock option grants that the Company has made.

Cash flows used in operations, before changes in non-cash working capital items, were reasonably consistent over the four most recent quarters averaging approximately $84,000 per quarter.

FINANCIAL POSITION AND LIQUIDITY

Riverstone has no history of profitable operations and its mineral projects are at an early stage. Therefore, it is subject to many risks common to comparable companies, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources as well as a lack of revenues.

At April 30, 2006, the Company had cash on hand of $62,406 compared to $97,036 at October 31, 2005. The Company had a working capital deficiency of $291,077 compared to working capital deficiency of $137,729 as at October 31, 2005.

On December 16, 2005, the Company arranged a $90,000 bridge-financing loan to fund the Company's continuing operations. On February 2, 2006 the Company raised $465,000 under a non-brokered private placement. On May 4, 2006, the Company raised additional net proceeds of $3,071,475 upon completing a brokered private placement (see *Subsequent Events)*, at which point the Company's working capital

position improved to a positive balance of approximately $2,700,000. The Company's current working capital position is considered sufficient to meet its ongoing operations for the ensuing year.

CAPITAL RESOURCES AND COMMITMENTS

The Company has cash payment, share issuance and mineral expenditure requirements under its Rambo property agreement. Terms of the agreement require cash payments totalling US$240,000 and the issuance to the vendors of a total of 250,000 common shares of the Company over a period of four years, with a work commitment totalling US$500,000 over a period of three years. As at the date hereof, the Company has satisfied the entire exploration expense requirement on the property.. To earn its interest in the property, the Company must make the remaining scheduled cash payments of US$100,000 and issue 100,000 shares before December 15, 2007.

The Company has cash payment and mineral expenditure requirements under its Liguidi Malguem property agreement. This agreement calls for cash payments totalling US$95,000 and requires the Company to incur exploration expenditures of approximately $210,000. As at the date hereof, the Company has satisfied the entire exploration expense requirement on the property and must make the remaining cash payment of US$30,000 on or before November 1, 2006 to earn its interest in the property

The Company has cash payment and mineral expenditure requirements under its Tangapella/Sebila property agreement. This agreement calls for cash payments totalling US$140,000 and requires the Company to incur exploration expenditures of approximately $290,000 in the first year. The Company had completed US$10,000 of the cash payments by April 30, 2006.

Similarly, the Company has cash payment and mineral expenditure requirements under its Tao property agreement. This agreement calls for cash payments totalling US$132,000 and requires the Company to incur exploration expenditures of approximately $110,000 in the first year. The Company had completed US$42,000 of the cash payments by April 30, 2006.

The Company has business services agreements, with two of its directors, which call for monthly payments of $4,000 each with a term of two years, renewable upon mutual consent. The Company also has a month-to-month agreement, with a company related by certain directors it has in common, for office rent and administrative support services. The Company pays $4,000 per month and the agreement can be cancelled at any time.

As at April 30, 2006, the Company had a loan payable of $90,000 due to a director and parties related to directors. The loan bears interest at 6% per annum and is due December 15, 2006. This loan was repaid in full subsequent to the period end.

As at April 30, 2006, the Company had insufficient capital to complete the terms of its property agreements and meet its overhead requirements for the ensuing year. However, on May 4, 2006, the Company raised additional net proceeds of $3,071,475 under a private placement, which is considered sufficient to meet its ongoing exploration and overhead requirements for the ensuing year.

Management believes it will be able to raise equity capital as required in the long term, but recognizes the risks attached thereto. Historically the capital requirements of the Company have been met by equity subscriptions. Although the Company has been successful in the past in obtaining financing, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing may be favourable.

OFF-BALANCE SHEET ARRANGEMENTS

The Company had no off-balance sheet arrangements as at 30 April 2006 or as at the date hereof.

RELATED PARTY TRANSACTIONS

Transactions with related parties are disclosed in the financial statements and include administration and management fees for the quarter of $48,000 (2005 - $63,000) paid to directors and rent and office services of $24,000 (2005 - $24,000) paid to a company with which the company shares directors in common. The decrease in management fees is due to the resignation of one of the Company's paid directors.

CHANGES IN ACCOUNTING POLICIES

There were no changes in accounting policies in the period under review.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, GST receivable, accounts payable, and loan payable. The Company maintains most of its cash in Canadian dollars; however, from time to time a small amount of cash is maintained in foreign currencies and is therefore subject to changes in fair value due to fluctuations in exchange rates. The loan payable is at a fixed interest rate. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

Consistent with other companies in the mineral exploration industry, Riverstone has no source of operating revenue. The Company's April 30, 2006 unaudited financial statements provide a breakdown of the general and administrative expenses for the quarter under review (Statement 2) and an analysis of the capitalized and expensed exploration and development costs incurred on its mineral properties (Schedule and Note 4d).

OUTSTANDING SHARES

As at April 30, 2006, the Company had 19,456,270 (diluted – 25,589,907 common shares issued and outstanding versus 16,991,270 (diluted – 21,412,407) at October 31, 2005. The increase for the period is due to the issuance of 50,000 shares under the Rambo option agreement (see *Mineral Exploration)* and 90,000 shares as a loan bonus (see *Results of Operations*). In addition, the Company issued 2,325,000 shares under a private placement during the period. The increase in the number of diluted shares since October 31, 2005 also includes the issuance of 1,162,500 warrants under the private placement, the granting of 500,000 options to directors and 450,000 to employees and consultants, and the forfeiture of 400,000 options during the period.

Issued and diluted shares outstanding as at the date hereof are 28,524,905 and 38,483,532 respectively. The increases from April 30, 2006 reflect the subsequent issuance of 8,212,500 units and 574,875 broker compensation warrants under a private placement and the exercise of 856,135 warrants (see *Subsequent Events*).

INVESTOR RELATIONS ACTIVITIES

With respect to public relations, the Company's provides information from its corporate offices to investors and brokers directly through its association with Mr. Richard Roy. In addition, during the quarter, the Company signed a six-month investor relations agreement with Mr. Ron Cooper.

MANAGEMENT

Riverstone is very dependent upon the personal efforts and commitments of its existing management. To the extent that management's services would be unavailable for any reason, a disruption to the

operations of Riverstone could result, and other persons would be required to manage and operate the Company.

SUBSEQUENT EVENTS

Subsequent to the end of the period, the Company completed a brokered private placement of 8,212,500 units at a price of $0.40 per unit for gross proceeds of $3,285,000. Each unit consists of one common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.55 until November 4, 2007. The Company paid a cash commission of 6.5% and issued 574,875 compensation warrants to the agent. Each compensation warrant entitles the agent to purchase one common share of the Company at a price of $0.40 until November 4, 2007.

In addition, the Company received cash proceeds of $292,097 upon the exercise of 856,135 share purchase warrants and paid a total of $92,293 in settlement of the loan payable.

DISCLOSURE CONTROLS AND PROCEDURES

The Company continues to refine its disclosure controls and procedures from time to time, and the CEO and CFO have concluded that, during the period, the process effectively ensured that material information was accumulated and communicated to management in sufficient time for management to make decisions regarding the Company's disclosure required by securities legislation.

RISK FACTORS

Companies operating in the mining industry face many and varied kinds of risks. While risk management cannot eliminate the impact of all potential risks, the Company strives to manage such risks to the extent possible and practical. Following are the risk factors most applicable to the Company:

Exploring and developing mineral resource projects bears a high potential for all manner of risks. Additionally, few exploration projects successfully achieve development due to factors that cannot be predicted or foreseen. Moreover, even one such factor may result in the economic viability of a project being detrimentally impacted such that it is neither feasible nor practical to proceed. The Company closely monitors its activities and those factors that could impact them, and employs experienced consulting, engineering, insurance and legal advisors to assist in its risk management reviews.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

At present the principal activity of the Company is the exploration and development of gold resource properties. The feasible development of such properties is highly dependent upon the price of gold. A sustained and substantial decline in commodity gold prices could result in the write-down, termination of exploration and development work or loss of its interests in identified resource properties. Although such prices cannot be forecasted with certainty, the Company carefully monitors factors that could affect gold commodity prices in order to assess the feasibility of its resource projects.

Exploration and development projects are subject to the environmental laws and regulations of the country within which the Company is conducting its operations. As such laws are subject to change, the Company carefully monitors proposed and potential changes, and ensures that it is and will be in strict compliance. Various non-governmental organizations dedicated to environmental protection monitor, amongst others, the mining industry. These organizations have in the past commenced actions with the regulatory agencies or the courts to prevent or delay mining activities.

FORWARD-LOOKING STATEMENTS

Certain statements made and information contained in this MD&A and elsewhere constitute "forward-looking information" within the meaning of the Ontario Securities Act. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development results will not be consistent with the Company's expectations, accidents, equipment breakdowns, title matters and surface access, labour disputes, the potential for delays in exploration activities, the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Burkina Faso will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

APPROVAL

The Board of Directors of the Company has approved the disclosure contained in this Interim Management Discussion and Analysis.

Respectfully submitted
On Behalf of the Board of Directors

"Michael D. McInnis"

Michael D. McInnis, P. Eng., President

Form 52-109FM2 – Certification of Interim Filings

I, **Michael D. McInnis,** Chief Executive Officer of **Riverstone Resources Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Riverstone Resources Inc.** (the issuer) for the period ending April 30 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: June 27, 2006

"Michael D. McInnis"

Michael D. McInnis, Chief Executive Officer

Form 52-109FM2 – Certification of Interim Filings

I, **Kerry Spong,** Chief Financial Officer of **Riverstone Resources Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Riverstone Resources Inc.** (the "issuer") for the period ending April 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: June 27, 2006

"Kerry Spong"

Kerry Spong, Chief Financial Officer

RIVERSTONE RESOURCES INC.
906-595 Howe Street
Vancouver, British Columbia, V6C 2T5

RECEIVED
2006 SEP -7 P 3:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general and special meeting of the shareholders of **RIVERSTONE RESOURCES INC.** (the "Company") will be held at Suite 906 - 595 Howe Street, Vancouver, British Columbia, on April 13, 2005, at the hour of 10:00 A.M., Vancouver time, for the following purposes:

1. To receive and consider the report of the directors and the financial statements of the Company together with the auditor's report thereon for the financial year ended October 31, 2004.
2. To fix the number of directors at four (4).
3. To elect directors for the ensuing year.
4. To appoint the auditor for the ensuing year.
5. To authorize the directors to fix the remuneration to be paid to the auditor.
6. To authorize the directors in their discretion to amend stock options granted to insiders, subject to regulatory approvals, as more fully set forth in the information circular accompanying this notice.
7. To approve the increase in the number of common shares which may be issued pursuant to the Company's Stock Option Plan.
8. To pass an ordinary resolution of disinterested shareholders approving a limit on grants to insiders under the Stock Option Plan of 20% of the outstanding shares.
9. To consider and, if thought advisable, to pass, with or without amendment, a special resolution to alter the Notice of Articles of the Company to remove the application of the Pre-Existing Company Provisions (as defined in the *Business Corporations Act* (British Columbia)).
10. To consider and, if thought fit, to pass a special resolution to alter the Notice of Articles of the Company to increase the authorized common share capital to an unlimited number of common shares.
11. To consider and, if thought fit, to pass a special resolution adopting new Articles.
12. To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 15 day of March, 2005.

BY ORDER OF THE BOARD

"Michael D. McInnis"
Michael D. McInnis, President and Chief Executive Office

MPC\270301\AGM 2005\4072

RIVERSTONE RESOURCES INC.
906 – 595 Howe Street
Vancouver, BC V6C 2T5
Tel: 604-801-5020 Fax: 604-801-6075

INFORMATION CIRCULAR

(As at March 15, 2005, except as indicated

The Company is providing this information circular and a form of proxy in connection with management's solicitation of proxies for use at the annual general and special meeting (the "Meeting") of the Company to be held on April 13, 2005 and at any adjournments. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder's behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, , Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto,

ON M5J 2Y1 not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee"). If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to "non objecting beneficial owners". If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the Request for Voting Instructions.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their Nominees to revoke the proxy on their behalf.**

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 common shares without par value (the "shares"), of which 12,045,601shares are issued and outstanding. Persons who are registered shareholders at the close of business on March 9, 2005 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each share held. The Company has only one class of shares.

To the knowledge of the Directors and executive officers of the Company, no person beneficially owns, directly or indirectly, or controls or directs shares carrying 10% or more of the voting rights attached to all shares of the Company.

ELECTION OF DIRECTORS

The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of directors of the Company at four (4).

The Company is required to have an audit committee. Members of this committee are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Jurisdiction of Residence and Position	*Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years*	*Previous Service as a Director*	*Number of Common Shares beneficially owned, directly or indirectly, or Controlled or directed* ②
MICHAEL D. McINNIS, P.Eng. North Vancouver, B. C. Chief Executive Officer, President and Director	President, Gateway Gold Corp.; President, Riverstone Resources Inc.	Since October, 1996	1,032,000③
RICHARD J. BAILES, P. Geol.① West Vancouver, B. C. Director	President, Canadian Gold Hunter Corp; Director, Champion Resources Inc.	Since October, 1996	624,000
JAMES ROBERTSON, P. Eng.① West Vancouver, B. C. Director	President, Midas Management Inc.; Director, Gateway Gold Corp..	Since March, 1988	846,501④
ARCHIBALD J. NESBITT, Ll.B① Calgary, Alberta Director	Lawyer, A. Nesbitt Professional Corporation; Chairman, Gateway Gold Corp,; Chairman, Bakbone Software Inc.	Since August, 2003	415,000

① Member of the audit committee.

② Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at March 15, 2005, based upon information furnished to the Company by individual Directors. Unless otherwise indicated, such shares are held directly.

③ Of these shares, 219,500 are held indirectly in the name of Manall Resources Inc., a private company owned 100% by Michael D. McInnis.

④ Of these shares, 117,000 are held indirectly in the name of Blackfriars Investments Inc., a private company incorporated in the Province of British Columbia, owned 100% by James Robertson, and 250,000 are held in the name of Midas Management Inc., a private company incorporated in the Province of British Columbia, owned 100% by James Robertson.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the company acting solely in such capacity.

To the knowledge of the Company, no proposed director:

(a) is, as at the date of the information circular, or has been, within 10 years before the date of the information circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity,

 (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

 (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

 (iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of the information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

EXECUTIVE COMPENSATION

The following table (presented in accordance with the rules (the "Rules") made under the Securities Act (British Columbia)) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer and the Chief Financial Officer as at October 31, 2004 and the other three most highly compensated executive officers of the Company as at October 31, 2004 whose individual total salary and bonus for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "Named Executive Officers" or "NEOs").

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Option/ SAR's Granted (#)	Shares/Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	
Michael D. McInnis President and CEO	2004 2003 2002	Nil Nil Nil	Nil Nil Nil	$23,230 Nil Nil	300,000① 200,000 Nil	Nil Nil Nil	Nil Nil Nil	$15,220 Nil Nil

① 200,000 of these options vest as to 25% on the date of grant, being May 5, 2004, and 12 ½% every quarter thereafter. Dividends will not be paid on the shares and units.

Note: The Company did not have a permanent Chief Financial Officer during the three most recently completed years. The function of Chief Financial Officer was performed by the Chief Executive Officer.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance over a period greater than one financial year (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid to the Named Executive Officer(s) during the most recently completed financial year.

Option/Stock Appreciation Rights ("SAR") Grants During the Most Recently Completed Financial Year

The following table sets forth stock options granted under the Company's Stock Option Plan or otherwise during the most recently completed financial year to each of the Named Executive Officers.

Name	Securities Under Option/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security) ③	Market Value of Securities Underlying Options/SARs on Date of Grant ($/Security	Expiration Date
Michael D. McInnis President and CEO	100,000① 200,000②	7.4% 14.9%	$1.10 $0.38	$1.05 $0.50	Jan. 12, 2009 May 5, 2009

① These options for common shares become exercisable on the date of grant.

② These options vest as to 25% upon date of grant and 12 1/2% every quarter thereafter.

③ The exercise price of stock options is determined by the Board of Directors but shall in no event be less than the trading price of the common shares of the Company on the TSX Venture Exchange (the "Exchange") at the time of the grant of the option, less the maximum discount permitted under the regulations of the Exchange or such other price as may be agreed to by the Company and approved by the Exchange.

Aggregated Option/SAR Exercises During The Most Recently Completed
Financial Year and Financial Year-End Option/SAR Values

The Named Executive Officers did not exercise any options in respect of the Company's shares during the most recently completed financial year.

The following table sets forth details of all exercises of stock options during the most recently completed financial year by each of the Named Executive Officers, the number of unexercised options held by the Named Executive Officers and the financial year-end value of unexercised options on an aggregated basis.

NEO Name	*Securities Acquired on Exercise (#)*	*Aggregate Value Realized ①($)*	*Unexercised Options/ SAR's at Financial Year-End (#) Exercisable/ Unexercisable*	*Value of Unexercised In-the-Money Options/SAR's at Financial Year-End ① ($) Exercisable/ Unexercisable*
Michael D. McInnis President and CEO	*Nil*	*Nil*	*375,000/125,000*	*Nil/Nil*

① Dollar value is equal to the number of Securities Acquired on Exercise times the difference between the market value of the securities underlying the options at exercise or financial year-end, respectively, and the exercise or base price of the options.

Termination of Employment, Changes in Responsibility and Employment Contracts:

The Company has no employment contracts with any Named Executive Officer.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this information circular except as disclosed under "Management Contracts".

The Company has a stock option plan for the granting of incentive stock options to the officers, employees and Directors. The Company did grant an aggregate of 895,000 stock options to the Directors during the most recently completed financial year. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the Directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth the Company's compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	1,955,000	$0.46	149,000
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	1.955,000	$0.46	149,000

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any Director, executive officer, proposed nominee for election as a Director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or proposed director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company.

APPOINTMENT OF AUDITOR

Staley, Okada and Partners, Chartered Accountants, of Surrey, British Columbia is the auditor of the Company. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of Staley, Okada and Partners as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.

MANAGEMENT CONTRACTS

No management functions of the Company are performed to any substantial degree by a person other than the Directors or executive officers of the Company. The Company has the following contracts with certain directors and executive officers:

(a) The Company has a contract with Michael D. McInnis pursuant to which Mr. McInnis provides management and geological consulting services to the Company for a fee of $4,000 per month.

(b) Midas Management Inc., a private company owned by James Robertson, provides business consultancy and administrative and management services to the Company for a fee of $4,000 per month.

(c) Archibald J. Nesbitt Professional Corporation, a private corporation controlled by Archibald J. Nesbitt, provides financial consulting services to the Company for a fee of $2,500 per month.

AUDIT COMMITTEE

The Audit Committee's Charter

Mandate

The primary function of the audit committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to:

- Serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements.
- Review and appraise the performance of the Company's external auditors.
- Provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a) Review and update this Charter annually.

(b) Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a) Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

(b) Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

(c) Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d) Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

(e) Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f) At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

(g) Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h) Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

    i. the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

ii. such services were not recognized by the Company at the time of the engagement to be non-audit services; and

iii. such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b) Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

(d) Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i) Review certification process.

(j) Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related-party transactions.

Composition of the Audit Committee

The following are the members of the Committee:

Archibald Nesbitt	Not independent ①	Financially literate ①
Richard J. Bailes	Independent ①	Financially literate ①
James Robertson	Not independent ①	Financially literate ①

① As defined by Multilateral Instrument 52-110 ("MI 52-110"). Pursuant to s. 6.1 of MI 52-110, the Company is not required to have an audit committee comprised only of independent directors since it is a "venture issuer" (as that term is defined in MI 52-110).

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 *(De Minimis Non-audit Services)*, or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	*Audit Fees*	*Audit Related Fees*	*Tax Fees*	*All Other Fees*
October 31, 2004	$6,200	$1,400	$800	$Nil
October 31, 2003	$2,950	$1,775	$550	$Nil

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

(a) Amendment of Stock Option Plan

The Company's existing Stock Option Plan (the "Plan") and a previous plan provides that a total of 2,104,000 shares are reserved for issuance upon exercise of stock options granted under the Plan. The Company has options outstanding under the Plan and a previous plan to purchase 1,955,000 shares.

It is proposed that the Plan be amended to increase the number of shares reserved for issuance under the Plan from 2,104,000 to 2,409,120. If the amendment is approved, there will be 1,955,000 options outstanding to purchase shares issued under the Plan and a previous plan and 454,120 shares reserved and available for issue under options to be granted under the Plan. The increased number of available options

will facilitate the Company's search for and retention of senior management and to provide incentive to the Company's employees, officers and directors;

Under the amended Plan, the number of shares which may be reserved for issuance will be as follows:

(a) to all optionees under the Plan and any other stock option plan in aggregate shall not exceed 20% of the current issued and outstanding share capital;

(b) to all insiders as a group may not exceed 20% of the issued shares; and

(c) to any one individual may not exceed:

 (i) 5% of the issued shares on a yearly basis; and

 (ii) 2% of the issued shares on a yearly basis if the optionee is engaged in investor relations activities or is a consultant.

The full text of the amended Plan will be available for review at the Meeting.

Accordingly, at the Meeting, shareholders will be asked to pass a resolution in the following form:

> ***"UPON MOTION IT WAS RESOLVED that the Company approve the amendment of the Plan to increase the number of shares reserved for issuance under the Plan and all other existing stock option plans of the Company from 2,104,000 to 2,409,120".***

Since the amended Plan also permits the directors to reserve up to 20% of the issued shares of the Company under options granted to insiders as a group, the Company must obtain approval of a majority of the shareholders at the Meeting, excluding insiders and their associates, (the "disinterested shareholders") to such specific term of the amended Plan.

For the purposes hereof, an "insider" is a director or senior officer of the Company, a director or senior officer of a company that is itself an insider or subsidiary of the Company, or a person whose control, or direct or indirect beneficial ownership, or a combination thereof, over securities of the Company extends to securities carrying more than 10% of the voting rights attached to all the Company's outstanding voting securities.

Accordingly, at the Meeting, disinterested shareholders will be asked to pass a resolution in the following form:

> ***"UPON MOTION IT WAS RESOLVED by the disinterested shareholders that the directors have the discretion under the amended Plan to reserve common shares for issue upon exercise of stock options to all optionees who are insiders in aggregate of a maximum of 20% of the issued shares of the Company".***

(b) Amendment of Stock Options

During the next year, the Company may grant additional stock options, subject to all necessary regulatory approvals. Under the current policy of the Exchange, shareholder approval is not required for the grant of stock options if granted in accordance with the policy. However, such policy requires that any decrease in the exercise price of stock options held by insiders be approved by a majority of the shareholders at the Meeting, excluding insiders and their associates (the "disinterested shareholders"). Therefore, the disinterested shareholders at the Meeting will be asked to authorize the directors in their discretion to amend stock options granted to insiders, subject to all necessary regulatory approvals.

For the purposes hereof, an "insider" is a director or senior officer of the Company, a director or senior officer of a company that is itself an insider or subsidiary of the Company, or a person whose control, or direct or indirect beneficial ownership, or a combination thereof, over securities of the Company extends to securities carrying more than 10% of the voting rights attached to all the Company's outstanding voting securities.

Accordingly, at the Meeting, shareholders other than insiders and their associates, will be asked to pass a resolution in the following form:

> ***"UPON MOTION IT WAS RESOLVED (with all insiders and their associates abstaining from voting) that the directors be and are hereby authorized, in their discretion, to amend stock options granted to insiders subject to all necessary regulatory approvals."***

ADOPTION OF NEW CHARTER DOCUMENTS

The *Business Corporations Act* (British Columbia) (the "New Act") has been adopted in British Columbia and is now in effect. The New Act replaces the *Company Act* (British Columbia) (the "Former Act") and is designed to provide greater flexibility and efficiency for British Columbia companies. The New Act adopts many provisions similar to those contained in corporate legislation elsewhere in Canada. The New Act also uses new forms and terminology, most particularly a Memorandum is now called a "Notice of Articles". The Company has taken steps to bring its charter documents into conformity with the New Act and to that end has filed its Notice of Articles, which replaces the Company's "Memorandum", with the Registrar of Companies.

The Company is seeking shareholder approval of certain amendments to its Notice of Articles and approval of a new form of articles ("Articles") with a view to incorporating some of these more flexible provisions of the New Act. The directors believe that amending the Company's Notice of Articles and adopting the Articles will enable the Company to be more efficient, flexible and cost-effective and will bring the Company's charter documents into line with charter documents of companies in other jurisdictions.

Copies of the Altered Notice of Articles and the proposed Articles are available for viewing up to the date of the Annual and Special General Meeting at the Company's offices at 906 – 595 Howe Street, Vancouver, British Columbia V6C 2T5, and at the Annual and Special General Meeting.

Deletion of Pre-Existing Company Provisions

The regulations under the New Act effectively added certain provisions, called "Pre-Existing Company Provisions" or "PCPs", to every company's Notice of Articles. The PCPs provide that the number of votes required to pass a special resolution (formerly also referred to as a special resolution under the Former Act) or a special separate resolution is at least three-quarters of the votes cast by shareholders present in person or by proxy at the meeting. This is the majority that was required under the Former Act. The New Act allows a special resolution to be passed by at least two-thirds of the votes cast by shareholders present in person or by proxy at the meeting. The Company proposes to amend its Notice of Articles to delete the PCPs so that the provisions of the New Act permitting a two-thirds majority will apply to the Company.

If shareholders approve this resolution, special resolutions will require a two-thirds majority vote, instead of a three-quarters majority vote. Management believes that this will provide the Company with greater flexibility for future corporate activities and is consistent with companies in other jurisdictions.

Shareholders will be asked to consider and, if thought fit, to pass the following special resolution:

"UPON MOTION IT WAS RESOLVED, as a special resolution, that:

(a) the Pre-Existing Company Provisions in the Notice of Articles of the Company are hereby deleted;
(b) the Company's Notice of Articles is altered accordingly;
(c) any director or officer of the Company is authorized to execute and file a Notice of Alteration of the Notice of Articles with the Registrar of Companies along with all other documents and take such further actions that may be necessary to effect the amendment; and
(d) the board of directors is hereby authorized, at any time in its sole discretion, to determine whether or not to proceed with this resolution without further approval, ratification or confirmation by the shareholders."

This amendment to the Notice of Articles shall take effect immediately on the date and time the Notice of Alteration of the Articles is filed with the Registrar of Companies.

Proposed Alterations of Authorized Capital

As now permitted by the New Act, the Company proposes an amendment to its Notice of Articles to increase the Company's authorized capital from 100,000,000 common shares without nominal or par value to an unlimited number of common shares without par value. Management believes that having unlimited authorized capital provides the Company with greater flexibility for future corporate activities. This resolution must be passed by not less than three-quarters of the votes cast by the shareholders present in person or by proxy at the Meeting.

Shareholders will be asked to consider and, if thought fit, to pass the following special resolution:

"UPON MOTION IT WAS RESOLVED, as a special resolution, that:

(a) the number of common shares authorized to be issued be increased to an unlimited number of common shares without nominal or par value;
(b) the Company's Notice of Articles be altered accordingly;
(c) any director or officer of the Company is authorized to execute and file a Notice of Alteration of the Notice of Articles with the Registrar of Companies along with all other documents and take such further actions that may be necessary to effect the amendment; and
(d) the board of directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders."

This amendment to the Notice of Articles shall take effect immediately on the date and time the Notice of Alteration of the Articles is filed with the Registrar of Companies.

Adoption of Articles

Management believes that the Articles will provide the Company with greater flexibility for future corporate activities. The resolution approving the Articles must be passed by not less than three-quarters of the votes cast by the shareholders present in person or by proxy at the Meeting. Management believes the major changes from the existing articles are:

1. Certain changes to the Notice of Articles, Articles and share structure may now be made by directors' resolution or ordinary resolution. A description of the changes is provided below;
2. The directors, by directors' resolution, may approve a change of name of the Company without the necessity for shareholder approval;
3. Shareholders' meetings may be held by electronic means;
4. The quorum for Shareholders' meetings is changed from two Shareholders to one Shareholder present in person or represented by proxy; and
5. Shareholder meetings may, if authorized by directors' resolution, be held in jurisdictions outside British Columbia.

Changes to Notice of Articles, Articles and share structure: If the Special Resolution is passed by shareholders, the Company may alter its Notice of Articles, Articles and share structure in the following manner:

1 by directors' resolution or ordinary resolution, as determined in each case by the directors,

(a) create one or more classes or series of shares and, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares and alter the identifying name of any of its shares;

(b) establish, increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares;

(c) if the Company is authorized to issue shares of a class of shares with par value, decrease the par value of those shares or if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(d) change unissued shares with par value into shares without par value or vice verse or change all or any of its fully paid issued shares with par value into shares without par value;

(e) create, attach, vary or delete special rights or restrictions for the shares of any class or series of shares, if none of those shares have been issued;

(f) subdivide all or any of its unissued, or fully paid issued, shares; and

(g) authorize alterations to the Articles that are procedural or administrative in nature or are matters that pursuant to the Articles are solely within the directors' powers, control or authority.

2. if the Business Corporations Act does not specify the type of resolution and the Articles do not specify another type of resolution, by ordinary resolution otherwise alter its shares, authorized share structure or the Articles.

Shareholders will be asked to consider and, if thought fit, to pass the following special resolution:

"UPON MOTION IT WAS RESOLVED, as a special resolution, that

(a) ***the Company adopt the Articles in substitution for the existing articles of the Company;***
(b) ***any director or officer of the Company is authorized to execute and file such documents and take such further action, including any filings with the Registrar of Companies, that may be necessary to effect the amendment; and***
(c) ***the board of directors is hereby authorized, at any time in its sole discretion, to determine whether or not to proceed with this resolution without further approval, ratification or confirmation by the shareholders."***

The Articles shall have effect immediately on the date and time the Articles are deposited for filing in the Company's records office.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at 906 – 595 Howe Street, Vancouver, British Columbia V6C 2T5 to request copies of the Company's financial statements and MD&A.Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year which are filed on SEDAR.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED this 15th day of March, 2005.

APPROVED BY THE BOARD OF DIRECTORS

"Michael D. McInnis"

Michael D. McInnis
President and Chief Executive Officer

Proxy

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS OF RIVERSTONE RESOURCES INC. (the "Company") TO BE HELD AT SUITE 906 - 595 HOWE STREET, VANCOUVER, BRITISH COLUMBIA ON WEDNESDAY, APRIL 13, 2005, AT 10:00 AM

The undersigned shareholder ("Registered Shareholder") of the Company hereby appoints, MICHAEL D. McINNIS, a Director of the Company, or failing this person, **JAMES ROBERTSON**, a Director of the Company, or in the place of the foregoing, ________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ________________________

Please Print Name: ________________________

Date: ________________________

Number of Shares Represented by Proxy: ________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED. SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	Resolution	For	Against
1.	To determine the number of Directors at **four (4)**.		

	Resolution	For	Withhold
2.	To elect as Director, **Michael D. McInnis.**		
3.	To elect as Director, **Richard J. Bailes.**		
4.	To elect as Director, **James Robertson.**		
5.	To elect as Director, **Archibald J. Nesbitt.**		
6.	To appoint **Staley, Okada and Partners** as Auditors of the Company.		

	Resolution	For	Against
7.	To authorize the Directors to fix the auditors' remuneration.		
8.	To authorize the Directors to amend stock options.		
9.	To authorize the Directors to approve the increase in the number of common shares issuable under the Company's Stock Option Plan.		
10.	To pass an ordinary resolution of disinterested shareholders approving a limit on grants to insiders under the Stock Option Plan of 20% of the outstanding shares.		
11.	To pass, with or without amendment, a special resolution to alter the Notice of Articles of the Company to remove the application of the Pre-Existing Company Provisions (as defined in the *Business Corporations Act* (British Columbia)).		
12.	To pass a special resolution to alter the Notice of Articles of the Company to increase the authorized common share capital to an unlimited number of common shares.		
13.	To pass a special resolution adopting new Articles.		
14.	To transact such other business as may properly come before the Meeting.		

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). **Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;**

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of ***Computershare Trust Company of Canada*** *by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:*

Computershare Trust Company of Canada
Proxy Department
100 University Avenue, 9th Floor
Toronto, ON M5J 2Y1
Fax: Within North America: 1-866-249-7775 Outside North America: (416) 263-9524.

RECEIVED
2006 SEP -7 P 3:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RIVERSTONE RESOURCES INC.
906-595 Howe Street
Vancouver, British Columbia, V6C 2T5

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting of the shareholders of **RIVERSTONE RESOURCE INC.** (the "Company") will be held at Suite 906 - 595 Howe Street, Vancouver, British Columbia, on March 24, 2006, at the hour of 11:00 A.M., Vancouver time, for the following purposes:

1. To receive and consider the report of the directors and the financial statements of the Company together with the auditor's report thereon for the financial year ended October 31, 2005.
2. To fix the number of directors at five (5).
3. To elect directors for the ensuing year.
4. To appoint the auditor for the ensuing year.
5. To authorize the directors to fix the remuneration to be paid to the auditor.
6. To authorize the directors in their discretion to amend stock options granted to insiders, subject to regulatory approvals, as more fully set forth in the information circular accompanying this notice.
7. To approve the increase in the number of common shares which may be issued pursuant to the Company's Stock Option Plan.
8. To pass an ordinary resolution of disinterested shareholders approving a limit on grants to insiders under the Stock Option Plan of 20% of the outstanding shares.
9. To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 20th day of February, 2006.

BY ORDER OF THE BOARD

"Michael D. McInnis"

Michael D. McInnis, President and Chief Executive Officer

RIVERSTONE RESOURCES INC.
906 – 595 Howe Street
Vancouver, BC V6C 2T5
Tel: 604-801-5020 Fax: 604-801-6075

INFORMATION CIRCULAR

(As at February 20, 2006, except as indicated)

Riverstone Resources Inc. (the "Company") is providing this Information Circular and a form of proxy in connection with management's solicitation of proxies for use at the annual general meeting (the "Meeting") of the Company to be held on **March 24, 2006** and at any adjournments. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder's behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, **Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, ON M5J 2Y1** not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee"). If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to "non objecting beneficial owners". If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the

registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their Nominees to revoke the proxy on their behalf.**

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value, of which 19,456,270 shares are issued and outstanding. Persons who are registered shareholders at the close of business on February 17, 2006 will be entitled to receive notice of and to vote at the Meeting and will be entitled to one vote for each share held. The Company has only one class of shares.

To the knowledge of the Directors and executive officers of the Company, no person beneficially owns, directly or indirectly, or controls or directs shares carrying 10% or more of the voting rights attached to all shares of the Company.

ELECTION OF DIRECTORS

The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of directors of the Company at five (5).

The Company is required to have an audit committee. Members of this committee are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, is as follows:

*Name, Jurisdiction of Residence and Position*①	*Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years*	*Previous Service as a Director*	*Number of Common Shares beneficially owned, directly or indirectly, or Controlled or directed*②
MICHAEL D. McINNIS, P.Eng. ③ North Vancouver, B. C. Chief Executive Officer, President and Director	President, Gateway Gold Corp.; President, Riverstone Resources Inc.	Since October, 1996	1,093,500④
RICHARD J. BAILES, P. Geo. ③ West Vancouver, B. C. Director	President, Canadian Gold Hunter Corp; Director, Champion Resources Inc.	Since October, 1996	624,000
JAMES ROBERTSON, P. Eng. ③ West Vancouver, B. C. Director	President, Midas Management Inc.; Director, Gateway Gold Corp..	Since March, 1988	786,501⑤

Name, Jurisdiction of Residence and Position①	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares beneficially owned, directly or indirectly, or Controlled or directed②
GREGORY P. ISENOR, P. Geo. Bedford, N. S.. Director	President and Director, Merrex Resources Inc.; President and Director, Jilbey Gold Exploration Ltd.	Since January 2006	520,000⑥
ALVIN W. JACKSON, P. Geo. North Vancouver, B. C. Director	Chairman and CEO, Nordic Diamonds Ltd., Director, President and COO EuroZinc Mining Corporation	Since January 2006	125,000

① The information as to country and province or state of residence, and principal occupation, not being within the knowledge of the Company, has been furnished by the respective nominees.

② Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at February 20, 2006, based upon information furnished to the Company by individual Directors. Unless otherwise indicated, such shares are held directly.

③ Member of the audit committee.

④ Of these shares, 219,500 are held indirectly in the name of Manall Resources Inc., a private company owned 100% by Michael D. McInnis.

⑤ Of these shares, 117,000 are held indirectly in the name of Blackfriars Investments Inc., a private company incorporated in the Province of British Columbia, owned 100% by James Robertson, and 250,000 are held in the name of Midas Management Inc., a private company incorporated in the Province of British Columbia, owned 100% by James Robertson.

⑥ Of these shares, 520,000 are held indirectly in the name of G.P. Isenor Company Limited, a private company incorporated in the Province of Nova Scotia, owned 100% by Gregory P. Isenor.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the Company acting solely in such capacity.

To the knowledge of the Company, no proposed director:

(a) is, as at the date of the Information Circular, or has been, within 10 years before the date of the Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity,

(i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar

order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of the Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

The following directors of the Company hold directorships in other reporting issuers as set out below:

Name of Director	Name of Other Reporting Issuer
Michael D. McInnis	Abacus Mining & Exploration Corp.; Canadian Gold Hunter Corp.; Canasil Resources Inc.; Firesteel Resources Inc.; Gateway Gold Corp.; Pathfinder Resources Ltd.; Redstar Gold Corp.
Richard D. Bailes	Canadian Gold Hunter Corp.; Red Back Mining Inc.
James Robertson	Gateway Gold Corp.; GFM Resources Inc.; Playfair Mining Ltd.; Primary Metals Inc.; Sennen Resources Ltd.
Gregory P. Isenor	Merrex Resources Inc.
Alvin W. Jackson	Canasil Resources Inc.; Doublestar Resources Ltd.; Gateway Gold Corp.; Gold-Ore Resources Ltd.; Nordic Diamonds Ltd.; Red Dragon Resources Corp.;

EXECUTIVE COMPENSATION

The following table (presented in accordance with National Instrument Form 51-102F6 **"Statement of Executive Compensation" ("Form 51-102F6")**) sets forth all annual and long term compensation for services in all capacities to the Company for the three most recently completed financial years (to the extent required by Form 51-102F6) in respect of the Chief Executive Officer as at October 31, 2005 and the other three most highly compensated executive officers of the Company as at October 31, 2005 whose individual total salary and bonus for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "Named Executive Officers" or "NEOs").

Summary Compensation Table

NEO Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Option/ SARs Granted (#)①	Shares/Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	
Michael D. McInnis President and Chief Executive Officer	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	$48,000 $23,230 Nil	Nil 300,000 200,000	Nil Nil Nil	Nil Nil Nil	Nil $15,220 Nil
Kerry Spong Chief Financial Officer ②	2005 2004 2003	Nil N/A N/A	Nil N/A N/A	$32,250 N/A N/A	75,000 50,000 Nil	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A

① These options vest as to 25% on the date of the grant, and 12 ½% every three months thereafter.

② Mr. Spong was appointed to the position of Chief Financial Officer on February 25, 2005. Prior to that date the Company did not have a permanent Chief Financial Officer. The function of Chief Financial Officer was performed by the Chief Executive Officer.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance over a period greater than one financial year (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid to the Named Executive Officer(s) during the most recently completed financial year.

Option/Stock Appreciation Rights ("SAR") Grants During the Most Recently Completed Financial Year

The following table sets forth stock options granted under the Company's Stock Option Plan or otherwise during the most recently completed financial year to the Named Executive Officer.

Name	Securities Under Option/SARs Granted ① (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ② ($/Security)	Market Value of Securities Underlying Options/SARs on Date of Grant ($/Security)	Expiration Date
Kerry Spong	75,000	31.25%	0.40	30,000	April 13, 2010

① These options vest as to 25% on the date of grant and 12 ½% every three months thereafter.

② The exercise price of stock options is determined by the Board of Directors but shall in no event be less than the trading price of the common shares of the Company on the TSX Venture Exchange (the "Exchange") at the time of the grant of the option, or such other price as may be agreed to by the Company and approved by the Exchange.

Aggregated Option/SAR Exercises During The Most Recently Completed
Financial Year and Financial Year-End Option/SAR Values

The Named Executive Officers did not exercise any options in respect of the Company's shares during the most recently completed financial year.

The following table sets forth details of the number of unexercised options held by the Named Executive Officers and the financial year-end value of unexercised options on an aggregated basis.

Name	*Securities Acquired on Exercise (#)*	*Aggregate Value Realized ($)*	*Unexercised Options/ SARs at Financial Year-End (#) Exercisable/ Unexercisable*	*Value of Unexercised In-the-Money Options/SARs at Financial Year-End ① ($) Exercisable/ Unexercisable*
Michael D. McInnis	Nil	Nil	475,000/25,000	22,000/Nil
Kerry Spong	Nil	Nil	75,000/50,000	Nil/Nil

① Based on the closing market price of the Company's shares on November 7, 2005, the first trading day after the financial year end on which the shares traded.

Table of Option and SAR Repricings

The following table (presented in accordance with the Rules) sets forth stock options of Named Executive Officers repriced under the Stock Option Plan or otherwise during the period that is the shorter of:

(a) the 10 year period ending on the effective date of the Information Circular; and
(b) the period during which the Company has been a reporting issuer.

Name	*Date of Repricing*	*Securities Under Options/SARs Repriced or Amended (#)*	*Market Price of Securities at Time of Repricing or Amendment ($/Security)*	*Exercise Price at Time of Repricing or Amendment ($/Security)*	*New Exercise Price ($/Security)*	*Length of Original Option Term Remaining at Date of Repricing or Amendment*
Michael D. McInnis CEO	Apr. 13, 2005 Jan. 26, 2006	100,000 100,000	$0.40 $0.26	$1.10 $0.40	$0.40 $0.26	4 yrs. 8 mos. 3 yrs. 11 mos.

Stock options are a significant component of the compensation received by the Named Executive Officers and serve to provide incentive to such individuals to act in the best interests of the Company and its shareholders. Since the market price of the Company's shares was well below the exercise price the stock options ceased to offer the desired incentive and were repriced.

Termination of Employment, Changes in Responsibility and Employment Contracts:

The Company has no employment contracts with any Named Executive Officer except as disclosed under "Management Contracts".

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Information Circular except as disclosed under "Management Contracts"

The Company has a stock option plan for the granting of incentive stock options to the officers, employees and Directors. The Company granted 105,000 stock options to a Director during the most recently completed financial year. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the Directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth the Company's compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year.

Plan Category	*Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)*	*Weighted-average exercise price of outstanding options, warrants and rights (b)*	*Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)*
Equity compensation plans approved by securityholders	2,090,000	$0.324	319,120
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	2,090,000		319,120

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any Director, executive officer, proposed nominee for election as a Director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a director or executive officer of the Company at any time since the beginning of the Company's last financial year, no proposed nominee of management of the Company for election as a director of the Company and no associate or affiliate of the foregoing persons,

has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors and the proposed increase in the number of shares reserved for grant under the Company's stock option plan.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person (as defined in National Instrument 51-102) or proposed director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company, except as follows:

Subsequent to the Company's last completed financial year:

(i) Insiders of the Company participated in the private placement of 500,000 units at $0.30 per unit. Each unit consisted of one share and one-half non transferable share purchase warrant, each one warrant entitling the holder to purchase one additional share in the capital stock of the Company for a period of 12 months at a price of $0.36 per share. The insiders purchased in the aggregate 60,000 units.

(ii) Insiders of the Company participated in the private placement of 2,325,000 units at $0.20 per unit. Each units consisted of one share and one-half non transferable share purchase warrant, each warrant entitling the holder to purchase one additional share in the capital stock of the Company for a period of 12 months at a price of $0.30 per share. The insiders purchased an aggregage of 550,000 units.

APPOINTMENT OF AUDITORS

Staley, Okada and Partners, Chartered Accountants, of Surrey, British Columbia is the auditor of the Company. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of Staley, Okada and Partners as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.

MANAGEMENT CONTRACTS

No management functions of the Company are performed to any substantial degree by a person other than the Directors or executive officers of the Company. The Company has the following contracts with certain directors and executive officers:

(a) The Company has a contract with Michael D. McInnis pursuant to which Mr. McInnis provides management and geological consulting services to the Company for a fee of $4,000 per month. During the most recently completed financial year $48,000 was paid or is payable to Mr.McInnis.

(b) Midas Management Inc., a private company owned by James Robertson, provides business consultancy and administrative and management services to the Company for a fee of $4,000 per month. During the most recently completed financial year $48,000 was paid or is payable to Midas Management Inc.

(c) Archibald J Nesbitt Professional Corporation, a private corporation controlled by Archibald J. Nesbitt, provides financial consulting services to the Company for a fee of $2,500 per month. During the most recently completed financial year $27,500 was paid to Archibald J. Nesbitt Professional Corporation. Subsequent to the most recently completed finanacial year, Mr. Nesbitt has resigned from the board of directors and his contract was terminated.

CORPORATE GOVERNANCE DISCLOSURE

A summary of the responsibilities and activities and the membership of each of the Committees is set out below. National Instrument 58-201 ("NI 58-201") establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Company's practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted. National Instrument 58-101 mandates disclosure of corporate governance practices which disclosure is set out below.

Independence of Members of Board

The Company's Board consists of 5 directors, a majority of whom are independent based upon the tests for independence set forth in Multilateral Instrument 52-110. Richard D. Bailes, Gregory P. Isenor, Alvin W. Jackson and James Robertson are independent. Michael McInnis is not independent as he is the President of the Company.

Management Supervision by Board

The size of the Company is such that all the Company's operations are conducted by a small management team which is also represented on the Board. The Board considers that management is effectively supervised by the independent directors on an informal basis as the independent directors are actively and regularly involved in reviewing the operations of the Company and have regular and full access to management. The independent directors are able to meet at any time without any members of management including the non-independent directors being present. Further supervision is performed through the audit committee which is composed of a majority of independent directors who meet with the Company's auditors. The independent directors exercise their responsibilities for independent oversight of management through their majority control of the Board.

Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers is described in the table provided under "Election of Directors" in this Information Circular.

Orientation and Continuing Education

While the Company does not have formal orientation and training programs, new Board members are provided with:

1. information respecting the functioning of the Board Directors and committees;

2. access to recent, publicly filed documents of the Company; and

3. access to management.

Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management's assistance; and to attend related industry seminars and visit the Company's operations. Board members have full access to the Company's records.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Company and to meet responsibilities to shareholders. The Company has not adopted a Code of Ethics.

Nomination of Directors

The Board has responsibility for identifying potential Board candidates. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board and representatives of the mining exploration industry are consulted for possible candidates.

Compensation of Directors and the CEO

The independent Directors are Richard D. Bailes, Gregory P. Isenor, Alvin W. Jackson and James Robertson. These Directors have the responsibility for determining compensation for the directors and senior management. To determine compensation payable, the independent directors review compensation paid for directors and CEOs of companies of similar size and stage of development in the mining exploration industry and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company. In setting the compensation the independent directors/Compensation Committee annually review(s) the performance of the CEO in light of the Company's objectives and consider(s) other factors that may have impacted the success of the Company in achieving its objectives.

Board Committees

The Company does not have any standing committees in addition to the Audit Committee.

The Board has determined that additional committees are not necessary at this stage of the Company's development.

Assessments

The Board does not consider that formal assessments would be useful at this stage of the Company's development. The Board conducts informal assessments of the Board's effectiveness, the individual directors and each of its committees.

AUDIT COMMITTEE

The Audit Committee's Charter

Mandate

The primary function of the audit committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to:

- Serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements.
- Review and appraise the performance of the Company's external auditors.
- Provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a) Review and update this Charter annually.

(b) Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a) Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

(b) Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

(c) Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d) Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

(e) Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f) At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

(g) Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h) Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

  i. the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

  ii. such services were not recognized by the Company at the time of the engagement to be non-audit services; and

  iii. such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more

members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b) Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

(d) Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i) Review certification process.

(j) Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related-party transactions.

Composition of the Audit Committee

The following are the members of the Committee:

Michael McInnis	Not independent ①	Financially literate ①
Richard J. Bailes	Independent ①	Financially literate ①
James Robertson	Independent ①	Financially literate ①

① As defined by Multilateral Instrument 52-110 ("MI 52-110"). Pursuant to s. 6.1 of MI 52-110, the Company is not required to have an audit committee comprised only of independent directors since it is a "venture issuer" (as that term is defined in MI 52-110).

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 *(De Minimis Non-audit Services)*, or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

External Auditors Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	*Audit Fees*	*Audit Related Fees*	*Tax Fees*	*All Other Fees*
2004	$6,200	$1,400	$800	$Nil
2005	$10,500	$1,115	$575	$302

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

(a) Amendment of Stock Options

The Company has previously granted the following insider incentive stock options for the purchase of the number of shares of the Company as set out below. Since the date the options were granted, market conditions have been unfavourable and the market price of the Company's shares has decreased. The policies of the TSX Venture Exchange provide that, in the event the Company wishes to reduce the exercise price of options and if the optionees are insiders of the Company, approval by a majority of the shareholders at the Meeting, excluding insiders and their associates ("the disinterested shareholders") must be obtained. In light of current market conditions and in order to provide the following persons with incentive to further the business objectives of the Company, the Company has agreed, subject to regulatory and disinterested shareholder approval, to amend the exercise price of the options to $0.26 per share.

Accordingly, at the Meeting, shareholders other than insiders and their associates will be asked to pass a resolution in the following form:

"UPON MOTION IT WAS RESOLVED (with insiders and their associates abstaining from voting) that the exercise price of the options set out below be reduced to $0.26 per share.

Name of Optionee	*Number of Shares Under Option*	*Exercise Price at Time of Repricing*	*New Proposed Exercise Price*	*Expiry Date*
Michael D. McInnis	100,000	$0.40	$0.26	Jan. 12, 2009
James Robertson	100,000	$0.40	$0.26	Jan. 12, 2009

(b) Amendment of Stock Option Plan

The Company's existing Sock Option Plan (the "Plan") and a previous plan provides that a total of 2,409,120 shares are reserved for issuance upon exercise of stock options granted under the Plan. The Company has options outstanding under the Plan and a previous plan to purchase 2,090,000 shares.

It is proposed that the Plan be amended to increase the number of shares reserved for issuance under the Plan from 2,409,120 to 3,891,254, or such other number which is equal to 20% of the issued and outstanding shares of the Company as at the date of shareholder approval. If the amendment is approved, there will be 2,190,000 options outstanding to purchase shares issued under the Plan and a previous plan and 1,701,254shares reserved and available for issue under options to be granted under the Plan. The increased number of available options will facilitate the Company's search for and retention of senior management and to provide incentive to the Company's employees, officers and directors;

Under the amended Plan, the number of shares which may be reserved for issuance will be as follows:

(a) to all optionees under the Stock Option Plan in aggregate shall not exceed 20% of the current issued and outstanding share capital;

(b) to all insiders as a group may not exceed 20% of the issued shares; and

(c) to any one individual may not exceed:

  (i) 5% of the issued shares on a yearly basis; and

  (ii) 2% of the issued shares on a yearly basis if the optionee is engaged in investor relations activities or is a consultant.

The full text of the amended Plan will be available for review at Meeting.

Accordingly, at the Meeting, shareholders will be asked to pass a resolution in substantially the following form:

> ***"UPON MOTION IT WAS RESOLVED that the Company approve the amendment of the Plan to increase the number of shares reserved for issuance under the Plan from 2,409,120 to 3,891,254 or such other number as is equal to 20% of the issued and outstanding shares of the Company as at the date of shareholder approval".***

Since the amended Plan also permits the directors to reserve up to 20% of the issued shares of the Company under options granted to insiders as a group, the Company must obtain approval of a majority of the shareholders at the Meeting, excluding insiders and their associates, (the "disinterested shareholders") to such specific term of the amended Plan.

For the purposes hereof, an "insider" is a director or senior officer of the Company, a director or senior officer of a company that is itself an insider or subsidiary of the Company, or a person whose control, or

direct or indirect beneficial ownership, or a combination thereof, over securities of the Company extends to securities carrying more than 10% of the voting rights attached to all the Company's outstanding voting securities.

Accordingly, at the Meeting, disinterested shareholders will be asked to pass a resolution in the following form:

> ***"UPON MOTION IT WAS RESOLVED by the disinterested shareholders that the directors have the discretion under the amended Plan to reserve common shares for issue upon exercise of stock options to all optionees who are insiders in aggregate of a maximum of 20% of the issued shares of the Company".***

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at 604.801.5020 to request copies of the Company's financial statements and MD&A.

Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year which are filed on SEDAR.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

The foregoing contains no untrue statement of material fact (as defined in the Securities Act (Alberta)) and does not omit to state a material fact that is required to be stated or that is necessary to make a statement contained herein no misleading in the light of the circumstances in which it was made.

DATED this 20th day of February, 2006.

APPROVED BY THE BOARD OF DIRECTORS

"Michael D. McInnis"

Michael McInnis, President and Chief Executive Officer

RIVERSTONE RESOURCES INC.



9th Floor, 100 University Avenue
Toronto, ON M5J 2Y1
www.computershare.com

Contact us at:
www.computershare.com/service

PROXY

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF RIVERSTONE RESOURCES INC. (the "Company")

TO BE HELD AT SUITE 906-595 HOWE STREET, VANCOUVER, BRITISH COLUMBIA ON FRIDAY, MARCH 24, 2006, AT 11:00 AM

The undersigned registered shareholder ("Registered Shareholder") of the Company hereby appoints, MICHAEL D. McINNIS, a Director of the Company, or failing this person, **JAMES ROBERTSON**, a Director of the Company, or in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular). Please indicate your voting preference by marking an "X" in the space provided.

		For	Against
1.	To determine the number of Directors at **five (5)**.		
		For	**Withhold**
2.	To elect as Director, **MICHAEL D. McINNIS.**		
3.	To elect as Director, **RICHARD J. BAILES.**		
4.	To elect as Director, **JAMES ROBERTSON.**		
5.	To elect as Director, **GREGORY ISENOR.**		
6.	To elect as Director, **ALVIN JACKSON.**		
		For	**Withhold**
7.	To appoint **STALEY, OKADA AND PARTNERS** as Auditors of the Company and authorize the Directors to fix their remuneration.		
		For	**Against**
8	To authorize the Directors to amend stock options.		
9.	To authorize the Directors to approve an increase in the number of common shares issuable under the Company's Stock Option Plan.		
10	To pass an ordinary resolution of disinterested shareholders approving a limit on grants to insiders under the Stock Option Plan of 20% of the outstanding shares.		
11	To transact such other business as may properly come before the Meeing.		

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________________ **Date:** ____________________

Please Print Name: ______________________________

THIS PROXY FORM IS <u>NOT VALID UNLESS</u> IT IS <u>SIGNED</u>. SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

1PRXWF

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

   OR

   (b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of **Computershare** no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

Computershare Investor Services
Proxy Dept. 100 University Avenue 9th Floor
Toronto Ontario M5J 2Y1
Fax: Within North America: 1-866-249-7775 Outside North America: (416) 263-9524



RESOURCES INC.

906-595 HOWE STREET • VANCOUVER BC V6C 2T5
TEL: 604.801.5020 • FAX: 604.801.6075

NEWS RELEASE

RIVERSTONE PLANS 15,000 METRES OF RAB DRILLING ON BURKINA PROPERTIES

Not for dissemination in the USA or through US newswire services

June 6, 2006 **Symbol: RVS – TSX V**

Riverstone Resources Inc. (the "Company") (RVS: TSX V) is pleased to report that the summer work program on the Company's gold projects in Burkina Faso, West Africa has commenced. The Company has planned an integrated program of geological mapping, geochemical rock and soil sampling and 15,000 metres of RAB drilling on three of its properties as described below. The Phase I program is budgeted at CDN$1.3 Million and will be completed by the end of August. Phase II follow-up work on these properties and the Company's other permits will be carried out during the period September to December.

LIGIDI PROPERTY

The Ligidi property is located about 125 kilometres southeast of the capital city of Ouagadougou. Geochemical soil sampling in 2004 established an extensive area anomalous in gold approximately 13 kilometres long and 3 kilometres wide. Within this broad area, numerous linear anomalous zones, each between 1 and 2 kilometres in length, were subsequently delineated. Three broad areas were designated – the Three Hills area, the Wayalguin area and the Dassoui area. Trenching and eight RC holes were completed within the Three Hills and Wayalguin areas only. At Three Hills, trench LM-TR-04 returned 111 metres grading 0.63 grams/tonne gold (g/t), including two intervals of 1.52 g/t over 18 metres and 1.43 g/t over 17.5 metres. RC Hole LM-05-05, which undercut the trench, returned 16.5 metres grading 1.245 g/t gold.

The 2006 program at Ligidi consists of extensive rock sampling within the areas of the geochemical soil anomalies followed by 5,000 metres of RAB drilling. The sampling is underway and the RAB drilling is scheduled to commence by June 15.

BISSA AREA PERMITS

The Company holds six permits in the active Bissa area located in north-central Burkina Faso. The Company's permits are adjacent to High River Gold Mines Ltd Bissa project. High River recently announced an independent resource estimate for the Bissa project of 81,980 ounces of gold in the measured category, 580,270 ounces in the indicated category and 679,470 ounces in the inferred category.

The Bissa deposit is located within the Sabcé Shear Zone which extends northeasterly from High River's property onto Riverstone's Tangapella permit. The Bissa deposit is approximately 6 kilometres from the boundary of the Tangapella permit. The Sebila permit is also located on the eastern boundary of High River's property and overlies a 15 kilometre portion of a shear zone which parallels the Sabcé Shear Zone.

.../2



906-595 HOWE STREET • VANCOUVER BC V6C 2T5
TEL: 604.801.5020 • FAX: 604.801.6075

NEWS RELEASE

RIVERSTONE ANNOUNCES HIRING OF EXPLORATION MANAGER

Not for dissemination in the USA or through US newswire services

June 9, 2006 **Symbol: RVS – TSX V**

Riverstone Resources Inc. (the "Company") (RVS: TSX V) is pleased to announce that Mr. Paul G. Anderson has recently joined the Company as Exploration Manager.

Mr. Anderson, B.Sc., M.Sc., P.Geo. graduated in geology from the University of Western Ontario in 1982 with a bachelor of science and from Queen's University in 1986 with a masters of science. Mr. Anderson has over 20 years of mineral exploration experience, and he operated his own consulting firm from 1995 until the present time. Both through his consultancy and beforehand, he worked for numerous junior and major mineral exploration companies, overseeing gold and base metal projects throughout Canada, Burkina Faso (West Africa), Eritrea (East Africa), and in Peru and Chile. Mr. Anderson spent three and a half years in a senior role with Channel Resources in Burkina Faso. Channel was considered to have been at the forefront of the initial wave of gold exploration in West Africa during the 1990's.

Mr. Anderson will have overall responsibility for directing and supervising all of the Company's exploration activities in Burkina Faso, West Africa, including the operation of the Company's exploration office in the capital city of Ouagadougou. Mr. Anderson will be considered a "Qualified Person" for the Company.

Riverstone Resources has 7 project areas comprising 12 Exploration Permits in Burkina Faso, which it has been actively exploring for the past three years. A new work program on the Company's gold projects in Burkina Faso, West Africa commenced in May of 2006. Over the next few months, the Company is planning to implement an integrated program of geological mapping, geochemical rock and soil sampling and 15,000 metres of RAB drilling. This Phase I program is budgeted at CDN$1.3 Million and will be completed by the end of August. Phase II follow-up work on these properties and the Company's other permits will be carried out during the period of September to December 2006.

For further information about the Company and its activities in Burkina Faso, please refer to the Company's website at www.riverstoneresources.com and on www.sedar.com.

On behalf of the Board,

"Michael D. McInnis"

Michael D. McInnis, PEng.,
CEO & President

For further information, contact Michael D. McInnis at (604) 801-5020 or at mikem@riverstoneresources.com
The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.


RESOURCES INC.

906-595 HOWE STREET • VANCOUVER BC V6C 2T5
TEL: 604.801.5020 • FAX: 604.801.6075

NEWS RELEASE

RIVERSTONE FEATURED ON CEO CLIPS ON THE BIOGRAPHY CHANNEL

August 17, 2006 **Symbol: RVS – TSX V**

Riverstone Resources Inc. (the "Company" or "Riverstone") (RVS – TSXV) is pleased to announce that CEO Clips, a series of two-minute corporate profiles on Canadian companies, will feature Riverstone on The Biography Channel beginning the week of August 21 randomly between 4pm and 11pm, Monday through Friday. It can also be viewed online via this link:

http://www.ceoclips.com/media/ceo_riverstone_300.asx

In addition it will be posted on Yahoo Finance Canada.

About the Biography Channel

According to a 2005 Roper Report, a non-partisan, international research company, "Over half of Canadians in digital households watch The Biography Channel." The Biography Channel can currently be viewed in 800,000 Canadian homes.

About Riverstone Resources Inc.

Riverstone is a mineral exploration company focused on exploring for gold in West Africa and more specifically, Burkina Faso. The Company has 12 projects located throughout the country. For further information about the Company and its activities in Burkina Faso, please refer to the Company's website at http://www.riverstoneresources.com and on http://www.sedar.com .

On behalf of the Board,

"Michael D. McInnis"

Michael D. McInnis, P. Eng.,
CEO & President

For further information, contact Michael D. McInnis at (604) 801-5020 or at mikem@riverstoneresources.com
The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.


RESOURCES INC.

The Tangapella permit in particular appears to be highly prospective. The permit is transected by about 20 kilometres of the Sabcé Shear Zone. Geochemical soil anomalies discovered by previous operators suggest the presence of gold mineralization and structural folds provide excellent sites for gold emplacement.

A geochemical soil-sampling program covering a grid measuring 10 kilometres in length and 7 kilometres in width is currently underway on the Tangapella permit. A follow-up RAB drilling program comprising approximately 5,000 metres is scheduled to commence around August 1.

TAO PERMIT

The Tao permit adjoins the Essakane project on its southern boundary. The Essakane project is a joint venture between Orezone Resources Inc. and Gold Fields Limited. Orezone recently announced that Gold Fields has approved a US$9.3 million budget to complete a pre-feasibility study.

Geochemical soil sampling on the TAO permit by a previous operator outlined several large gold anomalies that aggregate greater than 10 kilometres in length. Trenching and RC drilling completed by a former operator on one of the geochemical anomalies outlined a mineralized zone approximately one kilometre in length. Nine RC Holes were drilled and returned grades ranging from 0.949 g/t gold to 4.982 g/t over widths ranging from 1.5 metres to 13.5 metres.

Riverstone staff is compiling all of the previous data and will be initiating a 5,000 metre RAB drilling program commencing around mid-July.

Riverstone has 6 project areas comprising 12 permits in Burkina Faso, which it has been actively exploring for the past three years. For further information about the Company and its activities in Burkina Faso, please refer to the Company's website at www.riverstoneresources.com and on www.sedar.com.

On behalf of the Board,

"Michael D. McInnis"

Michael D. McInnis, P.Eng.,
CEO & President

For further information, contact Michael D. McInnis at (604) 801-5020 or at mikem@riverstoneresources.com


RESOURCES INC.

906-595 HOWE STREET • VANCOUVER BC V6C 2T5
TEL: 604.801.5020 • FAX: 604.801.6075

NEWS RELEASE

Not for dissemination in the USA or through US newswire services

RIVERSTONE ANNOUNCES CLOSING OF OFFERING

May 4, 2006 **Symbol: RVS – TSX Venture Exchange**

Riverstone Resources Inc. (RVS: TSX V) is pleased to announce the closing of its brokered private placement offering of Units (the "Offering") as previously announced in the news releases dated April 11, 2006 and April 25, 2006.

A total of C$3,285,000 was raised by Paradigm Capital Inc. with the offering comprising the issuance of 8,212,500 units of Riverstone at a price of C$0.40 per unit. Each Unit consists of one common share and one-half of one share purchase warrant ("Warrant"). Each whole Warrant entitles the holder to purchase one additional common share for a period of eighteen months from closing at a price of C$0.55.

Paradigm Capital Inc. was paid a cash commission equal to 6.5% of the gross proceeds of the Offering and was issued compensation warrants equal to 7% of the aggregate number of units issued in the Offering. Each compensation warrant is exercisable for one common share at the Offering Price for a period of eighteen months following closing.

Securities issued pursuant to the Offering are subject to a hold period of four months and one day from closing.

The net proceeds of the private placement will be used to provide working capital for the Company and funds for further exploration of Riverstone's gold projects in Burkina Faso.

Further information on the Company is available at the Company's website at www.riverstoneresources.com and on www.sedar.com.

On behalf of the Board,

"Michael D. McInnis"

Michael D. McInnis, P.Eng.,
CEO & President

For further information, contact Michael D. McInnis at (604) 801-5020 or at mikem@riverstoneresources.com
The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.



906-595 HOWE STREET • VANCOUVER BC V6C 2T5
TEL: 604.801.5020 • FAX: 604.801.6075

NEWS RELEASE

Not for dissemination in the USA or through US newswire services

RIVERSTONE ANNOUNCES INCREASE IN UNIT OFFERING

April 25, 2006 **Symbol: RVS – TSX Venture Exchange**

Riverstone Resources Inc. (RVS: TSX V) is pleased to announce an increase in the size of its brokered private placement offering of Units (the 'Offering") as previously announced in the news release dated April 11, 2006.

The Offering has been increased to approximately C$2.7 million. In addition, the Agent for the Offering has exercised its option to increase the size of the Offering by up to an additional C$0.6 million. Consequently the gross proceeds of the Offering will total C$3.285 million, which will be raised by the issuance of 8,212,500 units of Riverstone at a price of C$0.40 per unit. Each Unit will consist of one common share and one-half of one share purchase warrant ("Warrant"). Each whole Warrant will entitle the holder to purchase one additional common share for a period of eighteen months from the Closing Date at a price of C$0.55. Subject to stock exchange approvals the Offering is scheduled to close May 4, 2006.

The Agent for the Offering is Paradigm Capital Inc (the "Agent"). The Agent will be paid a cash commission equal to 6.5% of the gross proceeds of the Offering and will be issued compensation warrants equal to 7% of the aggregate number of units issued in the Offering, payable on closing. Each compensation warrant will be exercisable for one common share at the Offering Price for a period of eighteen months following closing.

Shares issued pursuant to the Offering, which is subject to regulatory approval, will be subject to a hold period of four months and one day from the Closing Date. The net proceeds of the private placement will be used to provide working capital for the Company and funds for further exploration of Riverstone's gold projects in Burkina Faso. Further information on the Company is available at the Company's website at www.riverstoneresources.com and on www.sedar.com.

Completion of the private placement is subject to receipt of all applicable regulatory approvals and consents, including the approval of the TSX Venture Exchange.

On behalf of the Board,

"Michael D. McInnis"

Michael D. McInnis, P.Eng.,
CEO & President

For further information, contact Michael D. McInnis at (604) 801-5020 or at mikem@riverstoneresources.com
The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.



906-595 HOWE STREET • VANCOUVER BC V6C 2T5
TEL: 604.801.5020 • FAX: 604.801.6075

NEWS RELEASE

Not for dissemination in the USA or through US newswire services

RIVERSTONE ANNOUNCES C$2.4 MILLION PRIVATE PLACEMENT

April 11, 2006 **Symbol: RVS – TSX Venture Exchange**

Riverstone Resources Inc. ("Riverstone" or the "Company") (TSXV:RVS) announces that it has entered into an agreement with Paradigm Capital Inc. (the "Agent") for a best efforts private placement to raise up to C$2.4 million in gross proceeds (the "Offering"). The Closing Date is expected to be on or about May 9, 2006.

The Company will issue up to 6,000,000 units ("Units") at an issue price of $0.40 per Unit. Each Unit will consist of one common share and one-half of one share purchase warrant ("Warrant"). Each whole Warrant will entitle the holder to purchase one additional common share for a period of eighteen months from the Closing Date at a price of C$0.55. At the election of the Agent at any time prior to 5:00 p.m. on the day immediately prior to the closing of the Offering, the Offering may be increased by up to an additional C$600,000 to raise a maximum of C$3,000,000.

The Agent will receive a cash commission equal to 6.5% of the gross proceeds from the Offering. The Agent will also be granted Compensation Options to purchase common shares of the Company equal in number to 7% of the number of Units sold. Each Compensation Option will entitle the Agent to purchase one common share at an exercise price equal to the issue price for a period of eighteen months from the Closing Date.

Shares issued pursuant to the Offering, which is subject to regulatory approval, will be subject to a hold period of four months and one day from the Closing Date. The net proceeds of the private placement will be used to provide working capital for the Company and funds for further exploration of Riverstone's gold projects in Burkina Faso. Further information on the Company is available at the Company's website at www.riverstoneresources.com and on www.sedar.com

On behalf of the Board,

"Michael D. McInnis"

Michael D. McInnis, P.Eng., CEO & President

For further information, contact Michael D. McInnis at (604) 801-5020 or at mikem@riverstoneresources.com


RESOURCES INC.

906-595 HOWE STREET • VANCOUVER BC V6C 2T5
TEL: 604.801.5020 • FAX: 604.801.6075

NEWS RELEASE

NEW EXPLORATION PERMITS IN BISSA AREA OF BURKINA FASO

March 22, 2006 **Symbol: RVS - TSX Venture**

Riverstone Resources Inc. (the "Company") (**TSX-V: RVS**) is pleased to announce that it has entered into an option agreement to earn a 90% interest in two additional permits in the Bissa area of Burkina Faso. The Tangapella permit, comprising 248 square kilometres, is located on the eastern edge of High River Gold's Bissa property. High River has recently announced drilling results on the Bissa property which include high-grade intercepts of 39.4 g/t gold over 10 metres and 59.2 g/t gold over 9.1 metres. The Bissa deposit is located within the Sabcé Shear Zone which extends northeasterly from High River's property onto Riverstone's Tangapella permit (see attached location map). Sabila, the second permit, is also located on the eastern boundary of High River's property and overlies a 15 kilometre portion of a shear zone which parallels the Sabcé Shear Zone.

"We are very excited to have acquired these two key permits in the promising Bissa area", stated Michael D. McInnis, President of Riverstone. "The Tangapella permit in particular appears to be highly prospective. The permit is transected by about 20 kilometres of the Sabcé Shear Zone. Geochemical soil anomalies discovered by previous operators suggest the presence of gold mineralization and structural folds provide excellent sites for gold emplacement. We plan to commence aggressive fieldwork on these permits next month to develop drill targets".

Under the terms of the Option Agreement the Company can make cash payments totalling US$140,000 over three years for the two permits and incur sufficient exploration expenditures to satisfy the minimum requirement under the Mining Law (approximately US$250,000 per annum). After making the payments and incurring the expenditures, the Company will have earned a 90% interest in the permits. The vendors will retain a 10% interest, which will be carried by the Company until the formation of an Operating Company to take the project into production.

Riverstone holds nine other permits in Burkina Faso, which it has been actively exploring for the past three years. For further information about the Company and its activities in Burkina Faso, please refer to the Company's website at www.riverstoneresources.com and under the Company's profile at www.sedar.com.

On behalf of the Board,

"Michael D. McInnis"

Michael D. McInnis, P.Eng.
President & CEO

For further information, contact Michael D. McInnis at (604) 801-5020 or at mikem@riverstoneresources.com
The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.


RAMBO PERMIT
KAO PERMIT
BILIGA PERMIT
TANGAPELLA PERMIT
MALGTABA PERMIT
GUIBARE WORKINGS
BISSA DEPOSIT
SABILA PERMIT
BISSIGA PERMIT
SABCÉ FAULT ZONE
PELLA PERMIT
0
30
60
Kilometres
Jilbey-HRG Permits
RVS Permits
Other permits
Shear Zone
Gold Zone
RIVERSTONE RESOURCES INC.
BURKINA FASO
MARCH 22, 2006



906-595 HOWE STREET • VANCOUVER BC V6C 2T5
TEL: 604.801.5020 • FAX: 604.801.6075

NEWS RELEASE

NEW EXPLORATION PERMITS SIGNED IN THE BISSA AREA OF BURKINA FASO

March 20, 2006 **Symbol: RVS - TSX Venture**

Further to the news release dated February 21, 2006, Riverstone Resources Inc. (the "Company") (**TSX-V: RVS**) is pleased to announce that the final documentation has been received from the government for four exploration permits in the Bissa area of Burkina Faso. The permits are located on the Sabcé Shear Zone in the Bissa-Gonglou corridor where High River Gold has recently announced drilling results including high grade drill intercepts up to 39.4 g/t gold over 10 metres and where Jilbey Gold Exploration Inc ("Jilbey") previously announced a mineral resource estimate of 1.37 million tonnes at 3.33 g/t gold at their Bissa gold deposit in 2004. High River, who bought Jilbey last year, has an extensive drilling program underway at Bissa and expects to have a new resource estimate by the end of the first quarter of 2006.

"Riverstone is pleased to have acquired these four permits in the Bissa area", commented Michael D. McInnis, President of Riverstone. "We believe this area is evolving into a significant gold district in Burkina Faso and we intend to be a major player in the district. We are continuing to aggressively pursue other opportunities in this promising area and expect further acquisitions in the very near future".

Riverstone holds five other permits in Burkina Faso which it has been actively exploring for the past three years. For further information about the Company and its activities in Burkina Faso, please refer to the Company's website at www.riverstoneresources.com and under the Company's profile at www.sedar.com.

On behalf of the Board,

"Michael D. McInnis"

Michael D. McInnis, P.Eng.
President & CEO

For further information, contact Michael D. McInnis at (604) 801-5020 or at mikem@riverstoneresources.com
The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.


RESOURCES INC.

906-595 HOWE STREET • VANCOUVER BC V6C 2T5
TEL: 604.801.5020 • FAX: 604.801.6075

NEWS RELEASE

RIVERSTONE ENGAGES INVESTOR RELATIONS CONSULTANT

February 27, 2006 **Symbol: RVS - TSX Venture**

Riverstone Resources Inc. is pleased to announce the engagement of Mr. Ron Cooper to provide comprehensive investor relations services from the corporate offices of the Company.

Mr. Cooper specializes in the representation of junior resource companies and will assist the Company in gaining exposure to investors through the dissemination of corporate information to a network of brokerage firms, financial institutions and private investors. This initiative extends the Company's commitment to improve communications and information flow to its shareholders and the investment community.

The services of Mr. Cooper have been engaged for C$3,000 per month for an initial 6-month period, which may be extended on a month-to-month basis. Mr. Cooper does not currently hold any shares in the Company but may acquire shares in the future. The Company has also granted to Mr. Cooper 250,000 incentive stock options pursuant to the Company's Stock Option Plan. The options are exercisable for a five-year period at a price of $0.34 per share and are subject to regulatory approval and vesting provisions. The options will bear a four-month hold period and will expire on February 27, 2011.

Riverstone Resources Inc. is a company active in gold exploration in Burkina Faso, West Africa. For further information about the Company, please refer to the Company's website at www.riverstoneresources.com and under the Company's profile at www.sedar.com

On Behalf of the Board of Directors,

"Michael D. McInnis"

Michael D. McInnis, President

For further information, contact Michael D. McInnis at (604) 801-5020 or at mikem@riverstoneresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.


RESOURCES INC.

906-595 HOWE STREET • VANCOUVER BC V6C 2T5
TEL: 604.801.5020 • FAX: 604.801.6075

NEWS RELEASE

NEW GOLD LICENCES APPROVED IN BURKINA FASO

February 21, 2006 **Symbol: RVS - TSX Venture**

Riverstone Resources Inc. (the "Company") (**TSX-V: RVS**) is pleased to announce that it has been granted a 100% interest in four additional exploration permits in Burkina Faso and expects to receive final documentation from the government within two weeks. The permits are located on the Sabcé fault zone in the Bissa-Gonglou corridor where High River Gold has recently announced drilling results including high grade drill intercepts up to 39.4 g/t gold over 10 metres and where Jilbey Gold Exploration Inc. ("Jilbey") previously announced a mineral resource estimate of 1.37 million tonnes at 3.33 g/t gold at their Bissa gold deposit in 2004.

"Riverstone is fortunate to acquire these permits in an active gold exploration area where excellent results have been reported by High River along the Sabcé fault zone" said Gregory Isenor, P. Geo., past President of Jilbey and currently a Director of Riverstone. "We anticipate more positive results from work in the area and Riverstone will be undertaking an active exploration program on these new permits."

The project area is located about 100 km north of the capital city, Ouagadougou and is also generally about 80 km southeast of the Company's Rambo project. The Company's new Biliga and Malgtaba permits lie about 30 km to the northeast of the Bissa deposit and the Bissiga and Pelia permits are about 75 km to the southwest. In total, the Company's four new permits cover an area of approximately 1,000 square kilometres. (See location map following.)

Riverstone holds five other permits in Burkina Faso which it has been actively exploring for the past three years. For further information about the Company and its activities in Burkina Faso, please refer to the Company's website at www.riverstoneresources.com and under the Company's profile at www.sedar.com.

On behalf of the Board,

"Michael D. McInnis"

Michael D. McInnis, P.Eng.
President & CEO

For further information, contact Michael D. McInnis at (604) 801-5020 or at mikem@riverstoneresources.com

The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.

RIVERSTONE RESOURCES INC.



BILGA PERMIT
MALGTABA PERMIT
BISSA DEPOSIT
GUIBARE WORKINGS
RAMBO PERMIT
KAO PERMIT
SABCE FAULT ZONE
BISSIGA PERMIT
PELLA PERMIT
0
30
60
Kilometres
RIVERSTONE RESOURCES INC.
BURKINA FASO
FEBRUARY 16, 2006
RVS Permits
Other permits
Shear Zone
Gold Zone


RESOURCES INC.

906-595 HOWE STREET • VANCOUVER BC V6C 2T5
TEL: 604.801.5020 • FAX: 604.801.6075

NEWS RELEASE

C$465,000 PRIVATE PLACEMENT COMPLETED

February 2, 2006 **Symbol: RVS - TSX Venture**

Riverstone Resources Inc. (the "Company") (**TSX-V: RVS**) announces that it has closed its previously announced non-brokered private placement. The Company received gross proceeds of $465,000 through the sale of 2,325,000 units at a price of $0.20 per unit. Each unit is comprised of one common share and one-half of one common share purchase warrant, each whole warrant exercisable into one additional common share at a price of $0.30 per share until February 2, 2007.

The securities are subject to a hold period and may not be traded until June 3, 2005, except as permitted by Canadian securities legislation and the TSX Venture Exchange.

The net proceeds of the private placement will be used for further exploration of the Company's gold properties in Burkina Faso and for general corporate purposes.

The independent directors of the Company approved the participation by two directors of the Company in the private placement on the same terms as arm's length investors in the amount of 550,000 units. Shareholdings of insiders in the Company have increased as a result of such participation.

On behalf of the Board,

"Michael D. McInnis"

Michael D. McInnis, P.Eng.
President & CEO

For further information, contact Michael D. McInnis at (604) 801-5020 or at mikem@riverstoneresources.com

Not for dissemination in the USA or through US newswire services.

Some statements in this press release contain forward-looking information. These statements include, but are not limited to, statements with respect to the use of proceeds and future expenditures. These statements address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the statements. Such factors include, among others, the timing and amount of expenditures.


RESOURCES INC.

SUITE 906 • 595 HOWE STREET • VANCOUVER BC • V6C 2T5
PHONE 604 801 5020 • FAX 604 801 6075

NEWS RELEASE

January 26, 2006 **Symbol: RVS – TSX Venture**

Riverstone Resources Inc. (the "Company") announces that, pursuant to the Company's Stock Option Plan, a total of 500,000 incentive stock options have been granted to directors of the Company as defined by TSX Venture Exchange Policy 4.4. The options are exercisable for a five-year period at a price of $0.26 per share and are subject to regulatory approval and vesting provisions. The options will bear a four-month hold period and will expire on January 26, 2011. In addition, options granted to directors, officers, consultants and employees of the Company at an exercise price of $0.40 per share and expiring on January 12, 2009 have been re-priced to an exercise price of $0.26 per share subject to TSX Venture Exchange approval. No other terms of the agreements have been changed.

Riverstone Resources Inc. is a company active in gold exploration in Burkina Faso, West Africa. For further information about the Company, please refer to the Company's website at www.riverstoneresources.com and under the Company's profile at www.sedar.com

On Behalf of the Board of Directors

"Michael D. McInnis"

____
Michael D. McInnis, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.



906-595 HOWE STREET • VANCOUVER BC V6C 2T5
TEL: 604.801.5020 • FAX: 604.801.6075

NEWS RELEASE

RIVERSTONE ANNOUNCES NEW DIRECTORS

January 24, 2006 **Symbol: RVS – TSX Venture Exchange**

Riverstone Resources Inc. ("Riverstone" or the "Company") is pleased to announce the appointment of Mr. Gregory Isenor and Mr. Alvin Jackson to the Board of the Company.

Mr. Isenor, B. Sc., P. Geo. graduated from Acadia University in 1970 with a geological degree and has worked continuously in the mineral exploration industry in Canada, USA, Asia, Africa, Australia and New Zealand. He has served as a Director of the PDAC for 12 years and as past president of the Chamber of Mineral Resources of Nova Scotia. From 2003 to 2005 he was president and CEO of Jilbey Gold Exploration until its merger with High River Gold Mines. Jilbey was successful in identifying the Bissa gold deposit in Burkina Faso. Mr. Isenor will be actively involved with the exploration programs on the Company's gold properties in Burkina Faso. He also serves as a director of Merrex Resources Inc.

Mr. Jackson, B. Sc., P. Geo. is a science graduate of Brandon University and a geology graduate of the University of Saskatchewan with over 30 years of worldwide experience in mineral exploration and development including work as Exploration Manager for Cyprus Minerals Canada Inc. between 1989 and 1992. He is a former director, President and COO of EuroZinc Mining Corporation and directed that company in its acquisition of the Neves Corvo copper mine in Portugal. He currently also serves as a director of other minerals companies including Red Dragon Resources Corp., Nordic Diamonds Ltd. and Gateway Gold Corp.

For further information about Riverstone Resources and its activities in gold exploration in Burkina Faso, please refer to the Company's website at www.riverstoneresources.com and under the Company's profile at www.sedar.com.

On behalf of the Board,

"Michael D. McInnis"

Michael D. McInnis, P.Eng.
President & CEO

For further information, contact Michael D. McInnis at (604) 801-5020 or at mikem@riverstoneresources.com
The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.


RESOURCES INC.

906-595 HOWE STREET • VANCOUVER BC V6C 2T5
TEL: 604.801.5020 • FAX: 604.801.6075

NEWS RELEASE

RIVERSTONE ANNOUNCES C$500,000 PRIVATE PLACEMENT

January 17, 2006 **Symbol: RVS – TSX Venture Exchange**

Riverstone Resources Inc. ("Riverstone" or the "Company") announces that it has agreed to sell on a non-brokered private placement basis up to 2,500,000 units ("Units") of the Company at a price of C$0.20 per Unit for gross proceeds of up to C$500,000. Each Unit consists of one common share of the Company and one half of one share purchase warrant. Each full share purchase warrant will be exercisable to purchase one additional common share of the Company for a period of 12 months at a price of C$0.30 per share. Directors and officers of the Company may participate in the private placement and shareholdings of insiders in the Company may increase as a result of such participation. The private placement may close before twenty-one days following the filing of the material change report respecting this announcement, if management determines it is necessary or desirable for sound business reasons. The private placement is subject to regulatory approval.

The net proceeds of the private placement will be used to provide working capital for the Company and funds for further exploration of Riverstone's gold projects in Burkina Faso.

On behalf of the Board,

"Michael D. McInnis"

Michael D. McInnis, President

For further information, contact Michael D. McInnis at (604) 801-5020 or at mikem@riverstoneresources.com
Not for dissemination in the USA or through US newswire services.
The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.


RESOURCES INC.

906-595 HOWE STREET • VANCOUVER BC V6C 2T5
TEL: 604.801.5020 • FAX: 604.801.6075

NEWS RELEASE

January 4, 2006 **Symbol: RVS – TSX Venture Exchange**

Riverstone Resources Inc. (the "Company") announces the resignation of Mr. Archie Nesbitt as a director of the Company for personal business reasons. Mr. Nesbitt has served as a director of the Company for over two years and the Company wishes to thank him for his valued contribution and to wish him success in his new ventures.

On behalf of the Board,

"Michael D. McInnis"

Michael D. McInnis, President

For further information, contact Michael D. McInnis at (604) 801-5020 or at mikem@riverstoneresources.com
The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.



906-595 HOWE STREET • VANCOUVER BC V6C 2T5
TEL: 604.801.5020 • FAX: 604.801.6075

NEWS RELEASE

RIVERSTONE ARRANGES $90,000 BRIDGE FINANCING

December 16, 2005 **Symbol: RVS – TSX Venture Exchange**

Riverstone Resources Inc. (the "Company") announces that certain directors and officers of the Company and others have agreed to advance $90,000 to the Company to fund short term working capital requirements. The loan will have a term of one year and will bear interest at 6% per annum. As partial consideration for the loan the Company has agreed, subject to regulatory approval, to issue to the lenders a bonus of 90,000 shares in its capital stock at a price of $0.20 per share. All shares issued or issuable in connection with the loans are subject to a four month hold period.

On behalf of the Board,

"Michael D. McInnis"

Michael D. McInnis, President

For further information, contact Michael D. McInnis at (604) 801-5020 or at mikem@riverstoneresources.com
Not for dissemination in the USA or through US newswire services.
The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.



906-595 HOWE STREET • VANCOUVER BC V6C 2T5
TEL: 604.801.5020 • FAX: 604.801.6075

NEWS RELEASE

DISCOVERY ON LIGIDI GOLD PROPERTY; RAMBO MINERALIZATION EXTENDED

October 11, 2005 **Symbol: RVS – TSX Venture Exchange**

Riverstone Resources Inc. (the "Company") is pleased to announce the drilling results from the recently completed exploration program on its mineral permits in Burkina Faso, West Africa. Highlights include the discovery of significant gold mineralization in several holes at the Ligidi Project and the extension of the known gold zone at the Rambo Project. "We are particularly excited about the gold intersections and the potential size of the targets on the Ligidi Project", commented Michael McInnis, President of Riverstone. "The modest drill program tested only a small number of targets within a 13 kilometre long gold geochemical anomaly. Clearly, all targets within this 13 kilometre trend now require further investigation for additional discoveries".

On the Rambo Property, two holes tested the concept that a 1.5 kilometre long EM geophysical conductor reflects the structural control of the known gold zone. "The success of these two holes indicates that the full length of this conductor is prospective for further gold discoveries", said Mr. McInnis.

On the Ligidi Property, geochemical soil sampling in 2004 established an extensive area anomalous in gold approximately 13 kilometres long and 3 kilometres wide. Within this broad area, numerous linear anomalous zones, each between 1 and 2 kilometres in length, were subsequently delineated. Three broad areas of interest have been designated – the Three Hills area, the Wayalguin area, and the Dassoui area. Eight holes were drilled to test widespread anomalies within the Three Hills and Wayalguin areas only. The Dassoui area has not yet been tested by drilling.

The Three Hills area contains a series of four linear, WNW trending gold-in-soil anomalies, each between 1 and 2 kilometres in length. Two of the four anomalies were tested with 5 RC holes with significant results as follows:

HOLE	FROM (metres)	TO (metres)	INTERVAL (metres)	GOLD (g/t)
LM-05-01	6.00	12.00	6.00	0.68
including	9.00	12.00	3.00	1.04
LM-05-02	51.00	63.00	12.00	0.46
LM-05-05	1.50	18.00	16.50	1.25
including	4.50	13.50	9.00	1.88
and	36.00	42.00	6.00	0.80
including	39.00	40.50	1.50	1.46

Note: The intervals are drill intercepts and may not reflect true widths.

Holes LM-05-01 and 02 were drilled to test a 2.25 kilometre long gold-in-soil anomaly. The holes are 300 metres apart. The discovery of significant gold below this anomaly necessitates the thorough evaluation of the entire anomaly.

Holes LM-03 to 05 were drilled in a fence across the eastern end of a 1.25 kilometre long gold geochemical anomaly. Again, the intersection of significant gold mineralization in LM-05-05 validates the geochemical anomaly and warrants further exploration.

The Wayalguin prospect, located approximately two kilometres east of the Three Hills prospect, was tested with three drill holes. The three holes, LM-06 to 08, were drilled as a fence to cross the eastern portion of an 800 metre long geochemical anomaly. The holes were drilled to undercut a trench that had encountered 2.22 g/t gold over 6.0 metres. Hole LM-05-07 encountered 1.86 g/t gold over 4.5 metres; Holes LM-05-06 and 08 intersected several narrow intervals (1.5 metres) grading about 1.0 g/t gold.

On the Rambo permit, two diamond drill holes were drilled in an effort to extend the gold zone encountered in previous drilling.

HOLE	FROM (metres)	TO (metres)	INTERVAL (metres)	GOLD (g/t)
RADD-05-10	152.55	157.60	5.05	2.16
including	152.55	157.20	4.65	2.30
RADD-05-11	158.70	167.47	8.77	1.26
including	161.20	164.20	3.00	2.84

Hole RADD-05-10 was drilled to test the vertical continuity of the known mineralized zone. The zone now has been traced for 170 metres down dip and is still open. Hole RADD-05-11 was drilled 150 metres WNW of RADD-05-10 in an effort to extend the gold zone in that direction. The gold intersection in RADD-05-10 has now extended the Rambo mineralized zone for 350 metres along strike and still open. The gold mineralization appears to be following an EM geophysical conductor which extends for a minimum of 1.0 kilometre beyond the known extent of the mineralization zone.

All samples for the above listed intercepts were prepared at the Abilab laboratory in Mali and then sent to the ALS Chemex in North Vancouver for assay by the fire assay and atomic absorption process.

Exploration work during the recently completed program was also carried out on the Company's Kao and Yaramoko permits. See News Release dated August 2, 2005, for the results of that work.

For further information about Riverstone Resources, including previous news releases detailing earlier results, please refer to the Company's website at www.riverstoneresources.com and under the Company's profile at www.sedar.com.

On behalf of the Board,

"Michael D. McInnis"

Michael D. McInnis, President

For further information, contact Michael D. McInnis at (604) 801-5020 or at mikem@riverstoneresources.com
The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.
Michael D. McInnis, P. Eng. is a Qualified Person for RVS and has reviewed and approved the contents of this news release.


RESOURCES INC.

906-595 HOWE STREET • VANCOUVER BC V6C 2T5
TEL: 604.801.5020 • FAX: 604.801.6075

NEWS RELEASE

EXPLORATION WORK CONTINUES IN BURKINA FASO

August 2, 2005 **Symbol: RVS – TSX Venture Exchange**

Riverstone Resources Inc. (the "Company") is pleased to provide an update on its exploration activities on its mineral permits in Burkina Faso, West Africa. Work has included drilling (both reverse circulation and diamond coring), surface mapping, rock and soil sampling and limited geophysical surveys. Highlights to date include the receipt of high-grade gold values from rock samples collected from new artisanal sites on the Company's Rambo, Kao and Yaramoko permits, particularly those from the new Bonguirga artisanal site on the Rambo permit, which returned values of 394.8 grams gold per tonne ("g/t Au") and 66.8 g/t Au. Results from drill holes are not yet available and will be reported once they have all been received and interpreted.

Rambo Gold Permit

On the Company's original permit, Rambo, work has included prospecting and rock sampling in several new artisanal sites, as well as drilling two diamond drill holes in an effort to extend the gold zone in the area of previous drilling. Rock sampling at the Bonguirga site, a new artisanal site located about 500 metres northeast of the Rambo mineralized zone returned some impressive gold values in rock samples. Two selected samples of quartz vein material from the site assayed 394.8 g/t Au and 66.8 g/t Au. The two diamond drill holes have intersected altered, graphitic rocks with disseminated pyrite and arsenopyrite, near an intrusive contact. This is the same setting for several of the earlier reported gold intercepts for this zone.

Kao Gold Permit

The Kao permit is contiguous with the south side of the Rambo permit. Soil sampling in areas of new artisanal workings has outlined one very strong gold anomaly, with dimensions of about 1 kilometre ("km") by 2 km within the plus 10 parts per billion ("ppb") gold contour. Peak soil values range from 270 to 1,460 gold. Two other slightly smaller anomalies have been delineated elsewhere on the permit. Several rock samples collected from scattered areas of artisanal workings returned very encouraging gold values. Among these are numerous samples grading greater than 0.5 g/t Au, with two notable samples, from different areas, grading 10.1 and 13.1 g/t Au.

Ligidi Gold Permit

On the Ligidi property, geochemical sampling last fall established an extensive area approximately 13 km long and 3 km wide with gold values in soils generally over 15 ppb. Within this area are several anomalous zones where soil gold values are generally over 50 ppb and as high as 2,600 ppb. The largest of these covers an area approximately 4 km in length and up to 2 km in width. Several other anomalous zones are at least 1 km long and up to 1 km in width. The recent work focused on reverse circulation drilling of several zones of interest within the broad anomalous area. A total of eight holes were drilled to test three separate areas.



Yaramoko Gold Permit

On this permit, about 200 km west-southwest of Ouagadougou, work has been concentrated on mapping, soil sampling, prospecting and rock sampling. Several rock samples from scattered areas on the permit have returned significant results, including 16 samples with values ranging from 1.0 to 11.9 g/t Au. Soil sampling in the area of recent artisanal workings has outlined several gold in soil anomalies, with many values exceeding 100 ppb gold. The largest of these anomalous areas measures about 500 m wide by 3.5 km long and covers an area with numerous active workings. This and several smaller anomalous areas require follow-up.

Solna Gold Permit

No recent work has been completed on this permit where extensive gold values were reported earlier this year. The permit is located in the far north-east part of the country, about 250 km north-east of Ouagadougou. Access to this area is limited during the current rainy season, and drilling of several attractive targets is planned for later in the year.

"We're looking forward to continuing comprehensive exploration programs on all of our Burkina Faso permits", commented M.D. McInnis, President of Riverstone. "The results from our programs so far suggest several large mineralized systems and the possibility for significant gold discoveries". The Company plans to resume an aggressive exploration program later this fall after interpretation of results from the current work.

For further information about Riverstone Resources, including previous news releases detailing earlier results, please refer to the Company's website at www.riverstoneresources.com and under the Company's profile at www.sedar.com.

On behalf of the Board,

"Michael D. McInnis"

Michael D. McInnis, President

For further information, contact Michael D. McInnis at (604) 801-5020 or at mikem@riverstoneresources.com
The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.
Michael D. McInnis, P. Eng. is a Qualified Person for RVS and has reviewed and approved the contents of this news release.



906-595 HOWE STREET • VANCOUVER BC V6C 2T5
TEL: 604.801.5020 • FAX: 604.801.6075

NEWS RELEASE

NON- BROKERED PRIVATE PLACEMENT COMPLETED

July 15, 2005 **Symbol: RVS - TSX Venture**

Riverstone Resources Inc. (the "Company") announces that it has closed its previously announced non-brokered private placement. The Company received gross proceeds of $150,000 through the sale of 500,000 units at a price of $0.30 per unit. Each unit is comprised of one common share and one-half of one transferable common share purchase warrant, each whole warrant exercisable into one additional common share at a price of $0.36 per share until July 12, 2006.

The securities are subject to a hold period and may not be traded until November 13, 2005, except as permitted by Canadian securities legislation and the TSX Venture Exchange.

The net proceeds of the private placement will be used for further exploration of the Company's gold properties in Burkina Faso and for general corporate purposes.

The independent directors of the Company approved the participation by two directors and an officer of the Company in the private placement on the same terms as arm's length investors in the amount of 60,000 units. Shareholdings of insiders in the Company have increased as a result of such participation.

On behalf of the Board,

"Michael D. McInnis"

Michael D. McInnis, P.Eng.
President and CEO

For further information, contact Michael D. McInnis at (604) 801-5020
Not for dissemination in the USA or through US newswire services.
The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.



906-595 HOWE STREET • VANCOUVER BC V6C 2T5
TEL: 604.801.5020 • FAX: 604.801.6075

NEWS RELEASE

EXPLORATION WORK STARTS IN BURKINA FASO

June 27, 2005 **Symbol: RVS – TSX Venture Exchange**

Riverstone Resources Inc. is pleased to report that drilling and additional exploration work has commenced on several of its projects in Burkina Faso, West Africa. A minimum of 1,500 metres of reverse circulation drilling will be carried out on the Ligidi Gold Permit and the Rambo Gold Permit. In addition, grid geochemical sampling and reconnaissance geological mapping will be undertaken on the Kao and Yaramoko Permits.

Ligidi Gold Permit

On the Ligidi property, geochemical sampling last fall established an extensive area approximately 13 km long and 3 km wide with gold values in soils generally over 15 ppb. Within this area are several anomalous zones where soil gold values are generally over 50 ppb and as high as 2,600 ppb. The largest of these covers an area approximately 4 km in length and up to 2 km in width. Several other anomalous zones are at least 1 km long and up to 1 km in width. Three specific target areas were identified; the Three Hills zone near the centre of the permit, the Wayalguin zone to the northeast and the Dassoui zone to the southwest. The existence of artisinal gold workings is widespread in the area.

A trench dug across one of the anomalies in the Three Hills area returned two zones of significant gold mineralization:

Zone 1 - 18 metres grading 1.45 g/t gold
Including 10.5 metres at 2.01 g/t gold

Zone 2 - 18 metres grading 1.53 g/t gold
Including 7.5 metres at 2.26 g/t gold

At Wayalguin, a trench dug within the anomaly returned 6.0 metres grading 2.2 g/t gold. Eight drill holes are planned to test the geochemical targets on the Wayalguin and Three Hills prospects.

Rambo Gold Permit

Previous drilling by the Company has identified a gold-bearing shoot within a sulphide-bearing structure. The shoot has an approximate strike length of 150 metres, has an average true thickness of about 11 metres and has been traced by drilling to a depth of 120 metres. The shoot is open for extension to the east and to depth.

.../2



Highlights include 12.0 metres grading 7.0 g/t in Hole RA-04-05; 6.0 metres grading 16.4 g/t in Hole RA-04-07; 7.5 metres grading 4.2 g/t in Hole RA-04-04; and 16.5 metres grading 4.5 g/t in Hole RA-04-01. The holes were drilled on fences spaced 50 metres apart over a strike length of 350 metres. The mineralized structure strikes generally east-west and is open in both directions and to depth. At least two holes are planned to test the mineralized zone to depth and along strike.

Kao Gold Permit

The Kao Permit is immediately to the south of and contiguous with the Rambo Permit. Grid soil sampling and reconnaissance mapping and prospecting are planned for the permit. Particular attention will be given to recent artisinal mining activity near the centre of the permit.

Yaramoko Gold Permit

The Yaramoko Permit is in the Hounde greenstone belt in the western part of the country. Grid soil sampling, prospecting and reconnaissance mapping will be carried out on the permit. An established operating artisinal mining site will be sampled and mapped.

The programs are scheduled to be completed by the beginning of August and results will be reported when received.

For further information is available on the Company's website at www.riverstoneresources.com and under the Company's profile at www.sedar.com.

On behalf of the Board,

"Michael D. McInnis"

Michael D. McInnis, President

For further information, contact Michael D. McInnis at (604) 801-5020 or at mikem@riverstoneresources.com
Not for dissemination in the USA or through US newswire services.
The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.
Michael D. McInnis, P. Eng. is a Qualified Person for RVS and has reviewed and approved the contents of this news release.


RESOURCES INC.

906-595 HOWE STREET • VANCOUVER BC V6C 2T5
TEL: 604.801.5020 • FAX: 604.801.6075

NEWS RELEASE

C$150,000 PRIVATE PLACEMENT PROPOSED

June 21, 2005 **Symbol: RVS – TSX Venture Exchange**

Riverstone Resources Inc. ("Riverstone" or the "Company") announces that it has agreed to sell on a non-brokered private placement basis up to 500,000 units ("Units") of the Company at a price of C$0.30 per Unit for gross proceeds of up to C$150,000. Each Unit consists of one common share of the Company and one half of one share purchase warrant. Each full share purchase warrant will be exercisable to purchase one additional common share of the Company for a period of 12 months at a price of C$0.36 per share. Directors and officers of the Company may participate in the private placement and shareholdings of insiders in the Company may increase as a result of such participation. The private placement may close before twenty-one days following the filing of the material change report respecting this announcement, if management determines it is necessary or desirable for sound business reasons. The private placement is subject to regulatory approval.

The net proceeds of the private placement will be used to provide funds for further exploration of Riverstone's gold projects in Burkina Faso and to improve the working capital position of the Company. The Company has recently completed a financing of C$1,007,000.70 under a private placement announced on May 10, 2005. Further financing under the May 10, 2005 private placement will not proceed.

Riverstone is listed on the TSX Venture Exchange with the symbol RVS and is exploring for gold in Burkina Faso. The Company is commencing work on its Yaramoko and Ligidi gold permits. Results of recent work at Ligidi and also at the Company's Solna permits were announced in a news release on April 26, 2005. Further information is available on the Company's website at www.riverstoneresources.com and under the Company's profile at www.sedar.com.

On behalf of the Board,

"Michael D. McInnis"

Michael D. McInnis, President

For further information, contact Michael D. McInnis at (604) 801-5020 or at mikem@riverstoneresources.com
Not for dissemination in the USA or through US newswire services.
The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.


RESOURCES INC.

906-595 HOWE STREET • VANCOUVER BC V6C 2T5
TEL: 604.801.5020 • FAX: 604.801.6075

NEWS RELEASE

C$150,000 PRIVATE PLACEMENT PROPOSED

June 21, 2005 **Symbol: RVS – TSX Venture Exchange**

Riverstone Resources Inc. ("Riverstone" or the "Company") announces that it has agreed to sell on a non-brokered private placement basis up to 500,000 units ("Units") of the Company at a price of C$0.30 per Unit for gross proceeds of up to C$150,000. Each Unit consists of one common share of the Company and one half of one share purchase warrant. Each full share purchase warrant will be exercisable to purchase one additional common share of the Company for a period of 12 months at a price of C$0.36 per share. Directors and officers of the Company may participate in the private placement and shareholdings of insiders in the Company may increase as a result of such participation. The private placement may close before twenty-one days following the filing of the material change report respecting this announcement, if management determines it is necessary or desirable for sound business reasons. The private placement is subject to regulatory approval.

The net proceeds of the private placement will be used to provide funds for further exploration of Riverstone's gold projects in Burkina Faso and to improve the working capital position of the Company. The Company has recently completed a financing of C$1,007,000.70 under a private placement announced on May 10, 2005. Further financing under the May 10, 2005 private placement will not proceed.

Riverstone is listed on the TSX Venture Exchange with the symbol RVS and is exploring for gold in Burkina Faso. The Company is commencing work on its Yaramoko and Ligidi gold permits. Results of recent work at Ligidi and also at the Company's Solna permits were announced in a news release on April 26, 2005. Further information is available on the Company's website at www.riverstoneresources.com and under the Company's profile at www.sedar.com.

On behalf of the Board,

"Michael D. McInnis"

Michael D. McInnis, President

For further information, contact Michael D. McInnis at (604) 801-5020 or at mikem@riverstoneresources.com
Not for dissemination in the USA or through US newswire services.
The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.



906-595 HOWE STREET • VANCOUVER BC V6C 2T5
TEL: 604.801.5020 • FAX: 604.801.6075

NEWS RELEASE

FIRST TRANCHE OF BROKERED PRIVATE PLACEMENT COMPLETED

June 9, 2005 **Symbol: RVS - TSX Venture**

Riverstone Resources Inc. (the "Company") (**TSX-V: RVS**) announces that it has closed the first tranche of its previously announced brokered private placement. The Company received gross proceeds of $1,007,000.70 through the sale of 3,356,669 units at a price of $0.30 per unit. Each unit is comprised of one common share and one-half of one transferable common share purchase warrant, each whole warrant exercisable into one additional common share at a price of $0.36 per share until June 9, 2006.

Toll Cross Securities Inc. acted as agent in connection with the private placement and received a cash commission equal to 6.5% of the gross proceeds of the private placement and compensation options equal to 8% of the number of units sold. Each compensation option is exercisable into one unit at a price of $0.30 per unit until June 9, 2006. Each such unit is comprised of one common share and one-half of one non-transferable common share purchase warrant, each whole warrant exercisable into one additional common share at a price of $0.36 per share until June 9, 2006.

The securities are subject to a hold period and may not be traded until October 10, 2005, except as permitted by Canadian securities legislation and the TSX Venture Exchange.

The net proceeds of the private placement will be used for further exploration of the Company's gold properties in Burkina Faso and for general corporate purposes.

The independent directors of the Company approved the participation by one director of the Company in the private placement on the same terms as arm's length investors in the amount of 27,000 units. Shareholdings of insiders in the Company have increased as a result of such participation.

On behalf of the Board,

"Michael D. McInnis"

Michael D. McInnis, President

For further information, contact Michael D. McInnis at (604) 801-5020
Not for dissemination in the USA or through US newswire services.
The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.



906-595 HOWE STREET • VANCOUVER BC V6C 2T5
TEL: 604.801.5020 • FAX: 604.801.6075

NEWS RELEASE

C$1.2 MILLION BROKERED PRIVATE PLACEMENT ANNOUNCED

May 10, 2005 **Symbol: RVS - TSX Venture**

Riverstone Resources Inc. (RVS – TSXV) (the "Company") announces that, subject to regulatory acceptance, it has concluded negotiations for a brokered private placement (the "Offering") of up to 4,000,000 units of the Company at a price of C$0.30 per unit (the "Unit"). Each Unit consists of one common share of the Company and one half of one share purchase warrant. Each full share purchase warrant will be exercisable to purchase one additional common share of the Company for a period of 12 months at a price of C$0.36 per share. An over-allotment option is attached to the Offering for a further 1,000,000 Units. Toll Cross Securities Inc. (the "Agent") has agreed to act as lead agent for the Offering on a best efforts basis.

In consideration of obtaining subscriptions for the private placement, the Agent will be paid a commission of 6.5% in cash, and shall receive broker's options ("Broker's Options") equal to 8% of the number of Units sold pursuant to the Offering. Each Broker's Option shall entitle the Agent to subscribe for one broker's unit ("Broker's Unit") under the same terms as the Units for a period of 12 months following completion of the Offering.

Funds will be used primarily for further exploration of the Company's gold properties in Burkina Faso and for general corporate purposes.

On behalf of the Board,

"Michael D. McInnis"

Michael D. McInnis, President

For further information, contact Michael D. McInnis at (604) 801-5020

Not for dissemination in the USA or through US newswire services.



906-595 HOWE STREET • VANCOUVER BC V6C 2T5
TEL: 604.801.5020 • FAX: 604.801.6075

NEWS RELEASE

LIGIDI AND SOLNA PERMITS SHOW EXTENSIVE GOLD VALUES

April 26, 2005 **Symbol: RVS - TSX Venture**

Riverstone Resources Inc. (the "Company) is pleased to report results from the recent geochemical sampling and trenching programs carried out on its Solna and Ligidi Properties in Burkina Faso, West Africa. The in-fill geochemical sampling on both properties confirmed and enhanced the geochemical anomalies defined in earlier sampling programs. Trenching on both properties within the geochemical anomalies encountered several significant zones of gold mineralization. "We are highly encouraged by the results of this program", commented Michael McInnis, President of Riverstone. "The discovery of significant gold mineralization within these very large geochemical anomalies suggests that these anomalies may host large gold mineralized systems."

Ligidi Gold Permit

On the Ligidi property, geochemical sampling last fall established an extensive area approximately 13 km long and 3 km wide with gold values in soils generally over 15 ppb. Within this area are several anomalous zones where soil gold values are generally over 50 ppb and as high as 2,600 ppb. The largest of these covers an area approximately 4 km in length and up to 2 km in width. Several other anomalous zones are at least 1 km long and up to 1 km in width. Three specific target areas were identified; the Three Hills zone near the centre of the permit, the Wayalguin zone to the north-east and the Dassoui zone to the south-west. The existence of artisanal gold workings is widespread in the area.

The recent in-fill geochemical sampling was carried out on the Three Hills zone and the Wayalguin zone. At Three Hills, the anomalous area is about 3 km long by 1.5 km wide as defined by the 50 ppb gold contour. Within this area, several coherent anomalies of greater than 100 ppb exist. Numerous samples are greater than 500 ppb with the highest being 1,302 ppb gold. A single trench, LM-TR-04, dug across one of the anomalies returned two zones of significant gold mineralization:

Zone 1 - 18 metres grading 1.45 g/t gold
Including 10.5 metres at 2.01 g/t gold

Zone 2 - 18 metres grading 1.53 g/t gold
Including 7.5 metres at 2.26 g/t gold

At Wayalguin, a 600 metre by 600 metre geochemical anomaly has been defined with many gold-in-soil values greater than 500 ppb. The highest value was 11,580 ppb (11.5 g/t). Trench LM-TR-01, dug within the anomaly returned 6.0 metres grading 2.2 g/t gold.


RESOURCES INC.

Solna Gold Permit

On the Solna property in eastern Burkina Faso, in-fill geochemical samples confirmed a coherent gold-in-soil anomaly about 2.3 km long by 100 to 200 metres wide. This soil anomaly generally lies over areas of extensive quartz-tourmaline veining. Within these areas, rock chip samples ranged from several parts per billion gold to as high as 8.3 g/t, including values of 6.7 g/t, 6.8 g/t and 7.8 g/t gold. A total of 143 rock samples have been taken at Solna, of which over 20% showed gold values of greater than 1.0 g/t, including 17% greater than 2.0 g/t. Artisanal gold workings are also evident within the areas.

Two trenches spaced about 150 metres apart within the geochemical anomaly returned significant gold values:

SLTR-KO	-	15 metres grading 4.5 g/t gold
		Including 7.5 metres grading 7.3 g/t gold
SLTR-07	-	3 metres grading 2.84 g/t gold
		6 metres grading 1.18 g/t gold
		3 metres grading 1.44 g/t gold

The Company is planning a drill program in late May to test these impressive targets on the Ligidi and Solna gold permits.

For information on the Company's mineral exploration activities in Burkina Faso, please refer to the Company's website at www.riverstoneresources.com and under the Company's profile at www.sedar.com

On Behalf of the Board of Directors,

"Michael D. McInnis"

Michael D. McInnis, P. Eng., President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Michael D. McInnis, P. Eng. is a Qualified Person for RVS and has reviewed and approved the contents of this news release.


RESOURCES INC.

SUITE 906 • 595 HOWE STREET • VANCOUVER BC • V6C 2T5
PHONE 604 801 5020 • FAX 604 801 6075

NEWS RELEASE

April 14, 2005 **Symbol: RVS – TSX Venture**

At the annual general meeting of the Company held on April 13, 2005, shareholder approval was given to all matters presented to the meeting including the adoption of new Articles of the Company, an increase to the authorised capital of the Company to an unlimited number of shares, amendment of the price of existing stock options in accordance with the policies of the TSX Venture Exchange, and an increase in the number of shares that may be issued pursuant to the Company's stock option plan from 2,104,000 to 2,409,120.

The Company also announces that, pursuant to the Company's Stock Option Plan, a total of 180,000 incentive stock options have been granted to directors and officers of the Company as defined by TSX Venture Exchange Policy 4.4. The options are exercisable for a five-year period at a price of $0.40 per share and are subject to regulatory approval. The options will bear a four-month hold period ending on August 14, 2005. In addition, options granted to directors, officers, consultants and employees of the Company at an exercise price of $1.10 per share on January 12, 2004 have been re-priced to an exercise price of $0.40 per share subject to TSX Venture Exchange approval. No other terms of the agreements have been changed.

Riverstone Resources Inc. is a company active in gold exploration in Burkina Faso, West Africa. For further information about the Company, please refer to the Company's website at www.riverstoneresources.com and under the Company's profile at www.sedar.com

On Behalf of the Board of Directors

"Michael D. McInnis"

Michael D. McInnis, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.



SUITE 906 • 595 HOWE STREET • VANCOUVER BC • V6C 2T5
PHONE 604 801 5020 • FAX 604 801 6075

NEWS RELEASE

EXPLORATION PLANNED FOR SOLNA GOLD PERMIT

March 7, 2005 **Symbol: RVS - TSX Venture**

Riverstone Resources Inc. (the "Company") announces a further exploration program including trenching, mapping and detailed geochemical sampling before commencing drilling at the Company's recently-acquired Solna permit (see News Release dated November 23, 2004 for details of earlier work). Solna is located in eastern Burkina Faso near the Niger border, and is approximately 75 km west of the recently opened Samira Hill gold mine where a resource of 2 million ounces of gold has been announced. Samira Hill is expected to produce 120,000 ounces of gold in 2005.

Work recently completed by the Company at Solna confirms a significant area that is anomalous in gold values in both soil and rock chip samples. The main soils anomaly identified to date extends at least 2 km in length and averages approximately 250 m in width, with gold values in soils in excess of 100 ppb and ranging up to approximately 1.3 grams of gold per tonne ("g/t"). In addition, a parallel secondary mineralized corridor lies outside this main anomalous zone.

Within these areas, rock chip samples ranged from several parts per billion gold to as high as 8.3 g/t, including values of 6.7 g/t, 6.8 g/t and 7.8 g/t. A total of 143 rock samples have been taken at Solna, of which over 20% showed gold values of greater than 1.0 g/t, including 17% greater than 2.0 g/t. Artisanal gold workings are also evident within the areas.

"We are highly encouraged by the results of our recent work at Solna," commented Michael. D. McInnis, President of Riverstone. "We look forward to completing our recommended surface program in preparation for drilling".

All sampling was under the direction of Mr. Robert Thivièrge of Taiga Consultants Ltd. Assaying was performed by Abilab Afrique de L'Ouest SARL in Bamako, Mali. Control samples were inserted and repeat assays performed to monitor quality control.

The Company is active in exploration for gold in Burkina Faso with five properties under investigation. For information on the Company's properties and its recent acquisitions please refer to press releases listed on the Company's website at www.riverstoneresources.com and under the Company's profile at www.sedar.com

On Behalf of the Board of Directors,

"Michael D. McInnis"

Michael D. McInnis, P. Eng., President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Michael D. McInnis, P. Eng. is a Qualified Person for RVS and has reviewed and approved the contents of this news release.

FORM 51-102F3

Material Change Report

ITEM 1. NAME AND ADDRESS OF COMPANY

Riverstone Resources Inc. (the "Company")
906 - 595 Howe Street
Vancouver, B. C.
V6C 2T5

ITEM 2. DATE OF MATERIAL CHANGE

June 9, 2005

ITEM 3. NEWS RELEASE

Issued June 9, 2005 and distributed through the facilities of CCN Matthews.

ITEM 4. SUMMARY OF MATERIAL CHANGE

See attached news release.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

See attached news release.

ITEM 6. RELIANCE ON SUBSECTION 7.1(2) OR(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7. OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8. EXECUTIVE OFFICER

Contact: Michael D. McInnis, President
Telephone: 604-801-5020

ITEM 9. DATE OF REPORT

DATED at Vancouver, British Columbia, this 14th day of June, 2005.

FORM 51-102F3

Material Change Report

ITEM 1. NAME AND ADDRESS OF COMPANY

Riverstone Resources Inc. (the "Company")
906 – 595 Howe Street
Vancouver, BC V6C 2T5

ITEM 2. DATE OF MATERIAL CHANGE

June 21, 2005

ITEM 3. NEWS RELEASE

Issued June 21, 2005 and distributed through the facilities of CCN Matthews.

ITEM 4. SUMMARY OF MATERIAL CHANGE

See attached news release.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

See attached news release.

ITEM 6. RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7. OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8. EXECUTIVE OFFICER

Contact: Michael D. McInnis, President
Telephone: 604-801-5020

ITEM 9. DATE OF REPORT

DATED at Vancouver, British Columbia, this 23rd day of June, 2005.

RECEIVED
2006 SEP -7 P 3:44
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FORM 51-102F3

Material Change Report

ITEM 1. NAME AND ADDRESS OF COMPANY

Riverstone Resources Inc. (the "Company")
906 - 595 Howe Street
Vancouver, B. C.
V6C 2T5

ITEM 2. DATE OF MATERIAL CHANGE

December 16, 2005

ITEM 3. NEWS RELEASE

Issued December 16, 2005 and distributed through the facilities of Stockwatch and MarketNews.

ITEM 4. SUMMARY OF MATERIAL CHANGE

See attached news release.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

See attached news release.

ITEM 6. RELIANCE ON SUBSECTION 7.1(2) OR(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7. OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8. EXECUTIVE OFFICER

Contact: Michael D. McInnis, President
Telephone: 604-801-5020

ITEM 9. DATE OF REPORT

DATED at Vancouver, British Columbia, this 19th day of December, 2005.

FORM 51-102F3

Material Change Report

ITEM 1. NAME AND ADDRESS OF COMPANY

Riverstone Resources Inc. (the "Company")
906 – 595 Howe Street
Vancouver, BC V6C 2T5

ITEM 2. DATE OF MATERIAL CHANGE

January 24, 2006

ITEM 3. NEWS RELEASE

Issued 24, 2006 and distributed through the facilities of Stockwatch and CCNMatthews.

ITEM 4. SUMMARY OF MATERIAL CHANGE

See attached news release.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

See attached news release.

ITEM 6. RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7. OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8. EXECUTIVE OFFICER

Contact: Michael D. McInnis
Telephone: 604-801-5020

ITEM 9. DATE OF REPORT

DATED at Vancouver, British Columbia, this 26th day of January, 2006.

FORM 51-102F3

Material Change Report

ITEM 1. NAME AND ADDRESS OF COMPANY

Riverstone Resources Inc. (the "Company")
906 – 595 Howe Street
Vancouver, BC V6C 2T5

ITEM 2. DATE OF MATERIAL CHANGE

April 11, 2006

ITEM 3. NEWS RELEASE

Issued April 11, 2006 and distributed through the facilities of Stockwatch and CCNMatthews.

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company has announced an agreement with Paradigm Capital Inc. for a best efforts private placement to raise up to C$2.4 million in gross proceeds.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

See attached news release.

The independent directors of the Company have approved the participation by directors and officers of the Company in the private placement on the same terms as arm's length investors. Shareholdings of insiders in the Company will increase as a result of any such participation. The private placement may close before twenty-one days following the filing of the material change report respecting this announcement, if management determines it is necessary or desirable for sound business reasons.

ITEM 6. RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7. OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8. EXECUTIVE OFFICER

Contact: Michael D. McInnis
Telephone: 604-801-5020

ITEM 9. DATE OF REPORT

DATED at Vancouver, British Columbia, this 13th day of April, 2006.

FORM 51-102F3

Material Change Report

ITEM 1. NAME AND ADDRESS OF COMPANY

Riverstone Resources Inc. (the "Company")
906 – 595 Howe Street
Vancouver, BC V6C 2T5

ITEM 2. DATE OF MATERIAL CHANGE

May 4, 2006

ITEM 3. NEWS RELEASE

Issued May 4, 2006 and distributed through the facilities of Stockwatch and CCNMatthews.

ITEM 4. SUMMARY OF MATERIAL CHANGE

See attached news release.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

See attached news release.

ITEM 6. RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7. OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8. EXECUTIVE OFFICER

Contact: Michael D. McInnis
Telephone: 604-801-5020

ITEM 9. DATE OF REPORT

DATED at Vancouver, British Columbia, this 8th day of May, 2006.



BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Alteration

FORM 11
BUSINESS CORPORATIONS ACT
Section 257

Filed Date and Time:	**April 26, 2005 12:13 PM Pacific Time**
Alteration Date and Time:	**Notice of Articles Altered on April 26, 2005 12:13 PM Pacific Time**

NOTICE OF ALTERATION

Incorporation Number:
BC0334262

Name of Company:
RIVERSTONE RESOURCES INC.

ALTERATION EFFECTIVE DATE:

The alteration is to take effect at the time that this application is filed with the Registrar.

PRE-EXISTING COMPANY PROVISIONS

The company has resolved that the Pre-existing Company Provisions no longer apply to this company.

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	Common Shares	Without Par Value Without Special Rights or Restrictions attached



BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Articles

BUSINESS CORPORATIONS ACT

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

Liz Mueller
LIZ MUELLER
April 26, 2005

This Notice of Articles was issued by the Registrar on: April 26, 2005 12:13 PM Pacific Time

Incorporation Number: **BC0334262**

Recognition Date: Incorporated on October 2, 1987

NOTICE OF ARTICLES

Name of Company:

RIVERSTONE RESOURCES INC.

REGISTERED OFFICE INFORMATION

Mailing Address:
DUMOULIN BLACK
10TH FLOOR 595 HOWE STREET
VANCOUVER BC V6C 2T5
CANADA

Delivery Address:
DUMOULIN BLACK
10TH FLOOR 595 HOWE STREET
VANCOUVER BC V6C 2T5
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
DUMOULIN BLACK
10TH FLOOR 595 HOWE STREET
VANCOUVER BC V6C 2T5
CANADA

Delivery Address:
DUMOULIN BLACK
10TH FLOOR 595 HOWE STREET
VANCOUVER BC V6C 2T5
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
ROBERTSON, JAMES

Mailing Address:	**Delivery Address:**
906 - 595 HOWE STREET VANCOUVER BC V6C 2T5 CANADA	906 - 595 HOWE STREET VANCOUVER BC V6C 2T5 CANADA

Last Name, First Name, Middle Name:
BAILES, RICHARD D.

Mailing Address:	**Delivery Address:**
906 - 595 HOWE STREET VANCOUVER BC V6C 2T5 CANADA	906 - 595 HOWE STREET VANCOUVER BC V6C 2T5 CANADA

Last Name, First Name, Middle Name:
MCINNIS, MICHAEL D.

Mailing Address:	**Delivery Address:**
906 - 595 HOWE STREET VANCOUVER BC V6C 2T5 CANADA	906 - 595 HOWE STREET VANCOUVER BC V6C 2T5 CANADA

Last Name, First Name, Middle Name:
NESBITT, ARCHIBALD J

Mailing Address:	**Delivery Address:**
906 - 595 HOWE STREET VANCOUVER BC V6C 2T5 CANADA	906 - 595 HOWE STREET VANCOUVER BC V6C 2T5 CANADA

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	Common Shares	Without Par Value Without Special Rights or Restrictions attached

Incorporation number: 334262

RIVERSTONE RESOURCES INC.
(the "Company")

EFFECTIVE DATE OF ARTICLES
April 13, 2005

The Company has as its articles the following articles.



Full name and signature of authorized signatory	Date of signing
Michael D. McInnis	April 13, 2005

ARTICLES

1. INTERPRETATION

1.1 Definitions

In these Articles, unless the context otherwise requires:

(1) "board of directors", "directors" and "board" mean the directors or sole director of the Company for the time being;

(2) "*Business Corporations Act*" means the *Business Corporations Act* (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(3) "*Interpretation Act*" means the *Interpretation Act* (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(4) "legal personal representative" means the personal or other legal representative of the shareholder;

(5) "registered address" of a shareholder means the shareholder's address as recorded in the central securities register;

(6) "seal" means the seal of the Company, if any.

1.2 *Business Corporations Act* and *Interpretation Act* Definitions Applicable

The definitions in the *Business Corporations Act* and the definitions and rules of construction in the *Interpretation Act*, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were set out herein. If there is a conflict between a definition in the *Business Corporations Act* and a definition or rule in the *Interpretation Act* relating to a term used in these Articles, the definition in the *Business Corporations Act* will prevail in relation to the use of the term in these Articles. If there is a conflict between these Articles and the *Business Corporations Act*, the *Business Corporations Act* will prevail.

2. SHARES AND SHARE CERTIFICATES

2.1 Authorized Share Structure

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2 Form of Share Certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the *Business Corporations Act*.

2.3 Shareholder Entitled to Certificate or Acknowledgment

Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder's name or (b) a non-transferable written acknowledgment of the shareholder's right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate to one of several joint shareholders or to one of the shareholders' duly authorized agents will be sufficient delivery to all.

2.4 Delivery by Mail

Any share certificate or non-transferable written acknowledgment of a shareholder's right to obtain a share certificate may be sent to the shareholder by mail at the shareholder's registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

2.5 Replacement of Worn Out or Defaced Certificate or Acknowledgement

If the directors are satisfied that a share certificate or a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgment, as the case may be, and on such other terms, if any, as they think fit:

(1) order the share certificate or acknowledgment, as the case may be, to be cancelled; and

(2) issue a replacement share certificate or acknowledgment, as the case may be.

2.6 Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgment

If a share certificate or a non-transferable written acknowledgment of a shareholder's right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgment, as the case may be, must be issued to the person entitled to that share certificate or acknowledgment, as the case may be, if the directors receive:

(1) proof satisfactory to them that the share certificate or acknowledgment is lost, stolen or destroyed; and

(2) any indemnity the directors consider adequate.

2.7 Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder's name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.8 Certificate Fee

There must be paid as a fee to the Company for issuance of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any determined by the directors, which must not exceed the amount prescribed under the *Business Corporations Act.*

2.9 Recognition of Trusts and Partial Interests in Shares

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as by law or statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

3. ISSUE OF SHARES

3.1 Directors Authorized

Subject to the *Business Corporations Act* and the rights of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2 Commissions and Discounts

The Company may at any time, pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3 Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4 Conditions of Issue

Except as provided for by the *Business Corporations Act*, no share may be issued until it is fully paid. A share is fully paid when:

(1) consideration is provided to the Company for the issue of the share by one or more of the following:

(a) past services performed for the Company;

(b) property;

(c) money; and

(2) the directors in their discretion have determined that the value of the consideration received by the Company is equal to or greater than the issue price set for the share under Article 3.1.

3.5 Share Purchase Warrants and Rights

Subject to the *Business Corporations Act*, the Company may issue share purchase warrants, options, convertible debentures and rights upon such terms and conditions as the directors determine, which share purchase warrants, options, convertible debentures and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

4. SHARE REGISTERS

4.1 Central Securities Register and any Branch Securities Register

As required by and subject to the *Business Corporations Act*, the Company must maintain a central securities register and may maintain a branch securities register. The directors may, subject to the *Business Corporations Act*, appoint an agent to maintain the central securities register or any branch securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

4.2 Closing Register

The Company must not at any time close its central securities register.

5. SHARE TRANSFERS

5.1 Registering Transfers

A transfer of a share of the Company must not be registered unless:

(1) a duly signed instrument of transfer in respect of the share has been received by the Company;

(2) if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate has been surrendered to the Company; and

(3) if a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgment has been surrendered to the Company.

For the purpose of this Article, delivery or surrender to the agent which maintains the Company's central securities register or a branch securities register, if applicable, will constitute receipt by or surrender to the Company.

5.2 Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company's share certificates or in any other form that may be approved by the directors from time to time.

5.3 Transferor Remains Shareholder

Except to the extent that the *Business Corporations Act* otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.4 Signing of Instrument of Transfer

If a shareholder, or his or her duly authorized attorney, signs an authorized instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgments deposited with the instrument of transfer:

(1) in the name of the person named as transferee in that instrument of transfer; or

(2) if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.5 Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

5.6 Transfer Fee

There must be paid as a fee to the Company, registration of any transfer, the amount, if any, determined by the directors.

6. TRANSMISSION OF SHARES

6.1 Legal Personal Representative Recognized on Death

In case of the death of a shareholder, the legal personal representative, or if the shareholder was a joint holder, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder's interest in the shares. Before recognizing a person as a legal personal representative, the directors may require a declaration of transmission made by the legal personal representative stating the particulars of the transmission, proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

6.2 Rights of Legal Personal Representative

The legal personal representative has the same rights, privileges and obligations with respect to the shares as were held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the *Business Corporations Act* and the directors have been deposited with the Company.

7. PURCHASE OF SHARES

7.1 Company Authorized to Purchase Shares

Subject to Article 7.2, the special rights and restrictions attached to the shares of any class or series and the *Business Corporations Act*, the Company may, if authorized by resolution of the directors, purchase, redeem or otherwise acquire any of its shares at the price and upon the terms specified in such resolution.

7.2 Purchase When Insolvent

The Company must not make a payment or provide any other consideration to purchase, redeem or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(1) the Company is insolvent; or

(2) making the payment or providing the consideration would render the Company insolvent.

7.3 Redemption of Shares

If the Company proposes to redeem some but not all of the shares of any class, the Directors may, subject to any special rights and restrictions attached to such class of shares, decide the manner in which the shares to be redeemed shall be selected.

7.4 Sale and Voting of Purchased Shares

If the Company retains a share which it has redeemed, purchased or otherwise acquired, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(1) is not entitled to vote the share at a meeting of its shareholders;

(2) must not pay a dividend in respect of the share; and

(3) must not make any other distribution in respect of the share.

8. BORROWING POWERS

8.1 Powers of Company

The Company, if authorized by the directors, may:

(1) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that the directors consider appropriate;

(2) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(3) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(4) mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

8.2 Bonds, Debentures, Debt

Any bonds, debentures or other debt obligations of the Company may be issued at a discount, premium or otherwise, or with special privileges as to redemption, surrender, drawing, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the Company, appointment of Directors or otherwise and may, by their terms, be assignable free from any equities between the Company and the person to whom they were issued or any subsequent holder thereof, all as the Directors may determine.

9. ALTERATIONS

9.1 Alteration of Authorized Share Structure

Subject to Article 9.2 and the *Business Corporations Act*, the Company may:

(1) by directors' resolution or by ordinary resolution, in each case as determined by the directors:

(a) create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(c) subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(d) if the Company is authorized to issue shares of a class of shares with par value:

(i) decrease the par value of those shares; or

(ii) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(e) change all or any of its unissued shares with par value into shares without par value or any of its unissued shares without par value into shares with par value or change all or any of its fully paid issued shares with par value into shares without par value; or

(f) alter the identifying name of any of its shares; and

(2) by ordinary resolution otherwise alter its shares or authorized share structure.

9.2 Special Rights and Restrictions

Subject to the *Business Corporations Act*, the Company may:

(1) by directors' resolution or by ordinary resolution, in each case as determined by the directors, create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, if none of those shares have been issued; or vary or delete any special rights or restrictions attached to the shares of any class or series of shares, if none of those shares have been issued; and

(2) by special resolution of the shareholders of the class or series affected, do any of the acts in (1) above if any of the shares of the class or series of shares have been issued.

9.3 Change of Name

The Company may by resolution of its directors or by ordinary resolution, in each case as determined by the directors, authorize an alteration of its Notice of Articles in order to change its name.

9.4 Other Alterations

The Company, save as otherwise provided by these Articles and subject to the *Business Corporations Act*, may:

(1) by directors' resolution or by ordinary resolution, in each case as determined by the directors, authorize alterations to the Articles that are procedural or administrative in nature or are matters that pursuant to these Articles are solely within the directors' powers, control or authority; and

(2) if the *Business Corporations Act* does not specify the type of resolution and these Articles do not specify another type of resolution, by ordinary resolution alter these Articles.

10. MEETINGS OF SHAREHOLDERS

10.1 Annual General Meetings

Unless an annual general meeting is deferred or waived in accordance with the *Business Corporations Act*, the Company must hold its first annual general meeting within 18 months after the date on which it was recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

10.2 Resolution Instead of Annual General Meeting

If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the *Business Corporations Act* to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company's annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

10.3 Calling of Meetings of Shareholders

The directors may, whenever they think fit, call a meeting of shareholders.

10.4 Location of Meetings of Shareholders

A meeting of the Company may be held:

(1) in the Province of British Columbia;

(2) at another location outside British Columbia if that location is:

  (a) approved by resolution of the directors before the meeting is held; or

  (b) approved in writing by the Registrar of Companies before the meeting is held.

10.5 Notice for Meetings of Shareholders

Subject to Article 10.2, the Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by directors' resolution (whether previous notice of the resolution has

been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(1) if and for so long as the Company is a public company, 21 days;

(2) otherwise, 10 days.

10.6 Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of and to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the *Business Corporations Act*, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(1) if and for so long as the Company is a public company, 21 days;

(2) otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.7 Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

10.8 Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting or a circular prepared in connection with the meeting must:

(1) state the general nature of the special business; and

(2) if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document :

   (a) will be available for inspection by shareholders at the Company's head office, or at such other reasonably accessible location in British Columbia as is specified in the notice during statutory business hours on any one or more specified days before the day set for the holding of the meeting; and

   (b) may provide that the document is available by request from the Company or accessible electronically or on a website as determined by the directors.

11. PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

11.1 Special Business

At a meeting of shareholders, the following business is special business:

(1) at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(2) at an annual general meeting, all business is special business except for the following:

(a) business relating to the conduct of or voting at the meeting;

(b) consideration of any financial statements of the Company presented to the meeting;

(c) consideration of any reports of the directors or auditor;

(d) the setting or changing of the number of directors;

(e) the election or appointment of directors;

(f) the appointment of an auditor;

(g) the setting of the remuneration of an auditor;

(h) business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

(i) any other business which, under these Articles or the *Business Corporations Act*, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2 Special Majority

The majority of votes required for the Company to pass a special resolution (when such resolution is required by law) at a meeting of shareholders is two-thirds of the votes cast on the resolution.

11.3 Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is one person present in person or by proxy.

11.4 Other Persons May Attend

The directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company and any other persons invited by the directors are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.5 Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.6 Lack of Quorum

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(1) in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(2) in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

11.7 Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Article 11.7(2) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting shall constitute a quorum.

11.8 Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(1) the chair of the board, if any; or

(2) if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

11.9 Selection of Alternate Chair

If, at any meeting of shareholders, there is no chair of the board or president willing to act as chair of the meeting or present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present

at the meeting, that they will not be present at the meeting, the directors present must choose a director, officer or corporate counsel to be chair of the meeting or if none of the above persons are present or if they decline to take the chair, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.10 Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.11 Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.12 Decisions by Show of Hands or Poll

Subject to the *Business Corporations Act*, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy.

11.13 Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.12, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.14 Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.15 Casting Vote

In case of an equality of votes, the chair of a meeting of shareholders, either on a show of hands or on a poll, has a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.16 Manner of Taking Poll

Subject to Article 11.17, if a poll is duly demanded at a meeting of shareholders:

(1) the poll must be taken:

(a) at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(b) in the manner, at the time and at the place that the chair of the meeting directs;

(2) the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(3) the demand for the poll may be withdrawn by the person who demanded it.

11.17 Demand for Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.18 Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.19 Casting of Votes

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.20 Demand for Poll

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.21 Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.22 Retention of Ballots and Proxies

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxy holder entitled to vote at

the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

12. VOTES OF SHAREHOLDERS

12.1 Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(1) on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(2) on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2 Votes of Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting..

12.3 Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

(1) any one of the joint shareholders may vote at any meeting, either in person or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(2) if more than one of the joint shareholders is present at any meeting, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4 Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders.

12.5 Representative of a Corporate Shareholder

If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(1) for that purpose, the instrument appointing a representative must:

(a) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(b) at the discretion of the chair, be provided at the meeting to the chair of the meeting or to a person designated by the chair of the meeting;

(2) if a representative is appointed under this Article 12.5:

(a) the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(b) the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages. Notwithstanding the foregoing, a corporation that is a shareholder may appoint a proxy holder.

12.6 Proxy Provisions Do Not Apply to All Companies

Articles 12.7 to 12.15 do not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

12.7 Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint up to two proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

12.8 Alternate Proxy Holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.9 When Proxy Holder Need Not Be Shareholder

A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

(1) the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 12.5;

(2) the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting; or

(3) the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

12.10 Deposit of Proxy

A proxy for a meeting of shareholders must:

(1) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(2) unless the notice provides otherwise, be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.11 Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(1) at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2) by the chair of the meeting, before the vote is taken.

12.12 Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

[name of company]
(the "Company")

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of

the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy if given in respect of all shares registered in the name of the shareholder):

Signed [month, day, year]

[Signature of shareholder]

[Name of shareholder—printed]

12.13 Revocation of Proxy

Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is:

(1) received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2) provided, at the meeting, to the chair of the meeting.

12.14 Revocation of Proxy Must Be Signed

An instrument referred to in Article 12.13 must be signed as follows:

(1) if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(2) if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.15 Production of Evidence of Authority to Vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

12.16 Electronic Meetings and Voting

The directors may determine that a meeting of shareholders shall be held entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate with each other during the meeting, and any vote at that meeting of shareholders

shall be held entirely by means of that communication facility. A meeting of shareholders may also be held at which some, but not all, persons entitled to attend may participate and vote by means of such a communication facility, if the directors determine to make one available. A person participating in a meeting by such means is deemed to be present at the meeting. Any vote at a meeting of shareholders may be also held entirely by means of a telephonic, electronic or other communication facility, if the directors determine to make one available, even if none of the persons entitled to attend otherwise participates in the meeting by means of a communication facility. For the purpose of voting, a communication facility that is made available by the Company must enable the votes to be gathered in a manner that adequately discloses the intentions of the shareholders and permits a proper tally of the votes to be presented to the Company. The instructing of proxy holders may be carried out by means of telephonic, electronic or other communication facility in addition to or in substitution for instructing proxy holders by mail.

13. DIRECTORS

13.1 Number of Directors

The number of directors shall be determined from time to time by the board of directors but shall not be fewer than three (3) directors if the Company is a public company.

13.2 Change in Number of Directors

If the number of directors is set under Articles 13.1(2) or 13.1(3):

(1) the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(2) if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number contemporaneously with the setting of that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

13.3 Directors' Acts Valid Despite Vacancy

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4 Qualifications of Directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the *Business Corporations Act* to become, act or continue to act as a director.

13.5 Remuneration of Directors

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

13.6 Reimbursement of Expenses of Directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.7 Special Remuneration for Directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company's business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

13.8 Gratuity, Pension or Allowance on Retirement of Director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

14. ELECTION AND REMOVAL OF DIRECTORS

14.1 Election at Annual General Meeting

At every annual general meeting and in every unanimous resolution contemplated by Article 10.2:

(1) the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(2) those directors whose term of office expires at the annual general meeting cease to hold office immediately before the election or appointment of directors under paragraph (1), but are eligible for re-election or re-appointment.

14.2 Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

(1) that individual consents to be a director in the manner provided for in the *Business Corporations Act*; or

(2) that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director.

14.3 Failure to Elect or Appoint Directors

If:

(1) the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the *Business Corporations Act*; or

(2) the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(3) the date on which his or her successor is elected or appointed; and

(4) the date on which he or she otherwise ceases to hold office under the *Business Corporations Act* or these Articles.

14.4 Places of Retiring Directors Not Filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5 Directors May Fill Casual Vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

14.6 Remaining Directors Power to Act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or

of summoning a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the *Business Corporations Act*, for any other purpose.

14.7 Shareholders May Fill Vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.8 Additional Directors

Notwithstanding Articles 13.1 and 13.2, between annual general meetings or unanimous resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8.

Any director so appointed ceases to hold office immediately upon the next election or appointment of directors under Article 14.1(1), but is eligible for re-election or re-appointment.

14.9 Ceasing to be a Director

A director ceases to be a director when:

(1) the term of office of the director expires;

(2) the director dies;

(3) the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(4) the director is removed from office pursuant to Articles 14.10 or 14.11.

14.10 Removal of Director by Shareholders

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

14.11 Removal of Director by Directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

15. ALTERNATE DIRECTORS

15.1 Appointment of Alternate Director

Any director (an "appointor") may by notice in writing received by the Company appoint any person (an "appointee") who is qualified to act as a director to be his or her alternate to act in his or her place at meetings of the directors or committees of the directors at which the appointor is not present unless (in the case of an appointee who is not a director) the directors have reasonably disapproved the appointment of such person as an alternate director and have given notice to that effect to his or her appointor within a reasonable time after the notice of appointment is received by the Company.

15.2 Notice of Meetings

Every alternate director so appointed is entitled to notice of meetings of the directors and of committees of the directors of which his or her appointor is a member and to attend and vote as a director at any such meetings at which his or her appointor is not present.

15.3 Alternate for More Than One Director Attending Meetings

A person may be appointed as an alternate director by more than one director, and an alternate director:

(1) will be counted in determining the quorum for a meeting of directors once for each of his or her appointors and, in the case of an appointee who is also a director, once more in that capacity;

(2) has a separate vote at a meeting of directors for each of his or her appointors and, in the case of an appointee who is also a director, an additional vote in that capacity;

(3) will be counted in determining the quorum for a meeting of a committee of directors once for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, once more in that capacity;

(4) has a separate vote at a meeting of a committee of directors for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, an additional vote in that capacity.

15.4 Consent Resolutions

Every alternate director, if authorized by the notice appointing him or her, may sign in place of his or her appointor any resolutions to be consented to in writing.

15.5 Alternate Director Not an Agent

Every alternate director is deemed not to be the agent of his or her appointor.

15.6 Revocation of Appointment of Alternate Director

An appointor may at any time, by notice in writing received by the Company, revoke the appointment of an alternate director appointed by him or her.

15.7 Ceasing to be an Alternate Director

The appointment of an alternate director ceases when:

(1) his or her appointor ceases to be a director and is not promptly re-elected or re-appointed;

(2) the alternate director dies;

(3) the alternate director resigns as an alternate director by notice in writing provided to the Company or a lawyer for the Company;

(4) the alternate director ceases to be qualified to act as a director; or

(5) his or her appointor revokes the appointment of the alternate director.

15.8 Remuneration and Expenses of Alternate Director

The Company may reimburse an alternate director for the reasonable expenses that would be properly reimbursed if he or she were a director, and the alternate director is entitled to receive from the Company such proportion, if any, of the remuneration otherwise payable to the appointor as the appointor may from time to time direct.

16. POWERS AND DUTIES OF DIRECTORS

16.1 Powers of Management

The directors must, subject to the *Business Corporations Act* and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the *Business Corporations Act* or by these Articles, required to be exercised by the shareholders of the Company.

16.2 Appointment of Attorney of Company

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney

may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

16.3 Remuneration of Auditors

The directors may set the remuneration of the auditors. If the directors so decide, the remuneration of the auditors will be determined by the shareholders.

17. DISCLOSURE OF INTEREST OF DIRECTORS

17.1 Obligation to Account for Profits

A director or senior officer who holds a disclosable interest (as that term is used in the *Business Corporations Act*) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the *Business Corporations Act.*

17.2 Restrictions on Voting by Reason of Interest

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

17.3 Interested Director Counted in Quorum

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

17.4 Disclosure of Conflict of Interest or Property

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the *Business Corporations Act.*

17.5 Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

17.6 No Disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company is invalid merely because:

(1) a director or senior officer of the company has an interest, direct or indirect, in the contract or transaction;

(2) a director of senior officer of the company has not disclosed an interest he or she has in the contract or transaction; or

(3) the directors or shareholders of the company have not approved the contract or transaction in which a director or senior officer of the company has an interest.

17.7 Professional Services by Director or Officer

Subject to the *Business Corporations Act*, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

17.8 Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the *Business Corporations Act*, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

18. PROCEEDINGS OF DIRECTORS

18.1 Meetings of Directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

18.2 Voting at Meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting has a second or casting vote.

18.3 Chair of Meetings

The following individual is entitled to preside as chair at a meeting of directors:

(1) the chair of the board, if any;

(2) in the absence of the chair of the board or if designated by the chair, the president, a director or other officer; or

(3) any other director or officer chosen by the directors if:

(a) neither the chair of the board nor the president is present at the meeting within 15 minutes after the time set for holding the meeting;

(b) neither the chair of the board nor the president is willing to chair the meeting; or

(c) the chair of the board and the president have advised the secretary, if any, or any other director, that they will not be present at the meeting.

18.4 Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the directors or of any committee of the directors in person or by telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this Article 18.4 is deemed for all purposes of the *Business Corporations Act* and these Articles to be present at the meeting and to have agreed to participate in that manner.

18.5 Calling of Meetings

A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

18.6 Notice of Meetings

Other than for meetings held at regular intervals as determined by the directors pursuant to Article 18.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors and the alternate directors by any method set out in Article 24.1 or orally or by telephone.

18.7 When Notice Not Required

It is not necessary to give notice of a meeting of the directors to a director or an alternate director if:

(1) the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(2) the director or alternate director, as the case may be, has waived notice of the meeting.

18.8 Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director or alternate director, does not invalidate any proceedings at that meeting.

18.9 Waiver of Notice of Meetings

Any director or alternate director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and, unless the director otherwise requires by notice in writing to the Company, to his or her alternate director, and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director or alternate director.

18.10 Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at a majority of directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

18.11 Validity of Acts Where Appointment Defective

Subject to the *Business Corporations Act*, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

18.12 Consent Resolutions in Writing

A resolution of the directors or of any committee of the directors consented to in writing by all of the directors entitled to vote on it, whether by signed document, fax, email or any other method of transmitting legibly recorded messages, is as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors duly called and held. Such resolution may be in two or more counterparts which together are deemed to constitute one resolution in writing. A resolution passed in that manner is effective on the date stated in the resolution or on the latest date stated on any counterpart. A resolution of the directors or of any committee of the directors passed in accordance with this Article 18.12 is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the

requirements of the *Business Corporations Act* and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

19. EXECUTIVE AND OTHER COMMITTEES

19.1 Appointment and Powers of Executive Committee

The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors' powers, except:

(1) the power to fill vacancies in the board of directors;

(2) the power to remove a director;

(3) the power to change the membership of, or fill vacancies in, any committee of the directors; and

(4) such other powers, if any, as may be set out in the resolution or any subsequent directors' resolution.

19.2 Appointment and Powers of Other Committees

The directors may, by resolution:

(1) appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(2) delegate to a committee appointed under paragraph (1) any of the directors' powers, except:

    (a) the power to fill vacancies in the board of directors;

    (b) the power to remove a director;

    (c) the power to change the membership of, or fill vacancies in, any committee of the directors; and

    (d) the power to appoint or remove officers appointed by the directors; and

(3) make any delegation referred to in paragraph (2) subject to the conditions set out in the resolution or any subsequent directors' resolution.

19.3 Obligations of Committees

Any committee appointed under Articles 19.1 or 19.2, in the exercise of the powers delegated to it, must:

(1) conform to any rules that may from time to time be imposed on it by the directors; and

(2) report every act or thing done in exercise of those powers at such times and in such manner and form as the directors may require.

19.4 Powers of Board

The directors may, at any time, with respect to a committee appointed under Articles 19.1 or 19.2:

(1) revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(2) terminate the appointment of, or change the membership of, the committee; and

(3) fill vacancies in the committee.

19.5 Committee Meetings

Subject to Article 19.3(1) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 19.1 or 19.2:

(1) the committee may meet and adjourn as it thinks proper;

(2) the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(3) a majority of the members of the committee constitutes a quorum of the committee; and

(4) questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

20. OFFICERS

20.1 Directors May Appoint Officers

The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

20.2 Functions, Duties and Powers of Officers

The directors may, for each officer:

(1) determine the functions and duties of the officer;

(2) entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(3) revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

20.3 Qualifications

No officer may be appointed unless that officer is qualified in accordance with the *Business Corporations Act*. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as the managing director must be a director. Any other officer need not be a director.

20.4 Remuneration and Terms of Appointment

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors thinks fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

21. INDEMNIFICATION

21.1 Definitions

In this Article 21, "expenses" has the meaning set out in the *Business Corporations Act.*

21.2 Mandatory Indemnification of Directors and Officers

The directors must cause the Company to indemnify its directors and officers, and former directors and officers, and alternate directors, and their respective heirs and personal or other legal representatives to the greatest extent permitted by the *Business Corporations Act*. Each director and officer is deemed to have contracted with the Company on the terms of the indemnity contained in this section.

21.3 Mandatory Payment of Expenses of Directors and Officers

The directors must cause the Company to pay the expenses reasonably and actually incurred by its directors and officers, and former directors and officers, and alternate directors, and their respective heirs and personal or other legal representatives to the greatest extent permitted by the *Business Corporations Act*. Each director and officer is deemed to have contracted with the Company on the terms of the indemnity referred to in this section.

21.4 Indemnification

Subject to any restrictions in the *Business Corporations Act* and these Articles, the Company may indemnify any other person.

21.5 Non-Compliance with *Business Corporations Act*

The failure of a director, alternate director or officer of the Company to comply with the *Business Corporations Act* or these Articles does not invalidate any indemnity to which he or she is entitled under this Part.

21.6 Company May Purchase Insurance

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(1) is or was a director, alternate director, officer, employee or agent of the Company;

(2) is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(3) at the request of the Company, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(4) at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position.

22. DIVIDENDS

22.1 Payment of Dividends Subject to Special Rights

The provisions of this Article 22 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

22.2 Declaration of Dividends

Subject to the *Business Corporations Act*, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

22.3 No Notice Required

The directors need not give notice to any shareholder of any declaration under Article 22.2.

22.4 Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the

dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the directors pass the resolution declaring the dividend.

22.5 Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company, or in any one or more of those ways.

22.6 Settlement of Difficulties

If any difficulty arises in regard to a distribution under Article 22.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(1) set the value for distribution of specific assets;

(2) determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(3) vest any such specific assets in trustees for the persons entitled to the dividend.

22.7 When Dividend Payable

Any dividend may be made payable on such date as is fixed by the directors.

22.8 Dividends to be Paid in Accordance with Number of Shares

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

22.9 Receipt by Joint Shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

22.10 Dividend Bears No Interest

No dividend bears interest against the Company.

22.11 Fractional Dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

22.12 Payment of Dividends

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the address of the shareholder, or in the case of joint shareholders, to the address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

22.13 Capitalization of Surplus

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the surplus or any part of the surplus.

23. DOCUMENTS, RECORDS AND REPORTS

23.1 Recording of Financial Affairs

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the *Business Corporations Act*.

23.2 Inspection of Accounting Records

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

24. NOTICES

24.1 Method of Giving Notice

Unless the *Business Corporations Act* or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the *Business Corporations Act* or these Articles to be sent by or to a person may be sent by any one of the following methods:

(1) mail addressed to the person at the applicable address for that person as follows:

(a) for a record mailed to a shareholder, the shareholder's registered address;

(b) for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(c) in any other case, the mailing address of the intended recipient;

(2) delivery at the applicable address for that person as follows, addressed to the person:

(a) for a record delivered to a shareholder, the shareholder's registered address;

(b) for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(c) in any other case, the delivery address of the intended recipient;

(3) sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(4) sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(5) physical delivery to the intended recipient.

24.2 Deemed Receipt of Mailing

A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 24.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

24.3 Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 24.1, prepaid and mailed or otherwise sent as permitted by Article 24.1 is conclusive evidence of that fact.

24.4 Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

24.5 Notice to Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(1) mailing the record, addressed to them:

(a) by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(b) at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(2) if an address referred to in paragraph (1)(b) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

25. SEAL

25.1 Who May Attest Seal

Except as provided in Articles 25.2 and 25.3, the Company's seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(1) any two directors;

(2) any officer, together with any director;

(3) if the Company only has one director, that director; or

(4) any one or more directors or officers or persons as may be determined by the directors.

25.2 Sealing Copies

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 25.1, the impression of the seal may be attested by the signature of any director or officer.

25.3 Mechanical Reproduction of Seal

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the *Business Corporations Act* or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and the chair of the board or any senior officer together with the secretary, treasurer, secretary-treasurer, an assistant secretary, an assistant treasurer or an assistant secretary-treasurer may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of

such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

26. PROHIBITIONS

26.1 Definitions

In this Article 26:

(1) "designated security" means:

(a) a voting security of the Company;

(b) a security of the Company that is not a debt security and that carries a residual right to participate in the earnings of the Company or, on the liquidation or winding up of the Company, in its assets; or

(c) a security of the Company convertible, directly or indirectly, into a security described in paragraph (a) or (b);

(2) "security" has the meaning assigned in the Securities Act (British Columbia);

(3) "voting security" means a security of the Company that:

(a) is not a debt security, and

(b) carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

26.2 Application

Article 26.3 does not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

26.3 Consent Required for Transfer of Shares or Designated Securities

No share or designated security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.